This represents a translation, for reference and convenience only, of the original notice issued in Japanese. In the event of any discrepancies between the Japanese and English versions, the former shall prevail.

HOYA

Securities Code: 7741
May 25, 2006

Notice of the 68th Ordinary General Meeting of Shareholders

Dear Shareholders:

Notice is hereby given that the 68th Ordinary General Meeting of Shareholders of the Company will be held as set forth below and you are cordially invited to be present at such meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please go over the information set forth in the accompanying "INFORMATION RELATING TO THE EXERCISING OF VOTING RIGHTS" and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions and affixing your seal registered with the Company, no later than June 15 (Thursday), 2006.


06014607

Yours very truly,

HOYA CORPORATION
2-7-5, Naka-Ochiai, Shinjuku-ku,
Tokyo, Japan

Hiroshi Suzuki
President and Chief Executive Officer

Description

1. **Date and time of meeting:**

June 16th (Friday), 2006, at 10:00 a.m.

2. **Location:**

Orion, 5th floor, Chinzan-so
10-8, Sekiguchi 2-chome, Bunkyo-ku, Tokyo, Japan

(The meeting place has been changed from the head office of the Company where it has been held in the past to the location above. Please refer to the map at the end of this document for directions. Please be careful not to make a mistake.)

3. Agenda:

(1) Matters to be reported:

1. The business report, consolidated balance sheet, consolidated income statement for the 68th fiscal year (from April 1, 2005 to March 31, 2006) and the audited reports of the consolidated financial statements for the fiscal year by the Independent Auditors and the Audit Committee.

2. The balance sheet and income statement for the 68th fiscal year (from April 1, 2005 to March 31, 2006).

3. Reports on the contents and reasons for the appropriation of retained earnings for the 68th fiscal year.

4. Report on the acquisition of treasury stock based on the resolution of the board of directors as authorized under the articles of incorporation.

(2) Matters for resolution:

Proposition No. 1: Partial amendment to the Articles of Incorporation.

An outline of the proposition is as set forth in the "INFORMATION RELATING TO THE EXERCISING OF VOTING RIGHTS" (page 61 to page 70) below.

Proposition No. 2: Election of 8 Directors.

Proposition No. 3: Issuance of stock acquisition rights as stock options.

An outline of the proposition is as set forth in the "INFORMATION RELATING TO THE EXERCISING OF VOTING RIGHTS" (page 74 to page 76) below.

The attached documents relating to the agenda and INFORMATION RELATING TO THE EXERCISING OF VOTING RIGHTS are as set forth hereinafter.

– END –

Request to shareholders:

If attending the meeting, please present the enclosed voting form to the receptionist at the meeting. If attending the meeting by proxy, the proxy must present the enclosed voting form to the receptionist at the meeting, together with an instrument showing his/her authority to act as proxy. (The proxy must be a shareholder of the Company having voting rights as provided under the Articles of Incorporation of the Company.)

(Attached documents)

BUSINESS REPORT FOR THE 68TH FISCAL YEAR

(For the period from April 1, 2005 to March 31, 2006)

I. Outline of Business Activities:

1. Development and Results of Business Activities of the HOYA Group:

(1) General overview:

As of March 31, 2006, the HOYA Group consists of the HOYA CORPORATION, 62 consolidated subsidiaries (five subsidiaries in Japan and 57 overseas) and five affiliates in Japan. Of the five affiliates, one company is accounted for by the equity method.

The Global Headquarters of the HOYA CORPORATION formulate management strategies for the HOYA Group, and the independent management of each business segment and subsidiary is responsible for carrying out those.

There are regional headquarters in Asia, North America and Europe, which support business operations by strengthening the relationships with countries and areas in the respective regions, offering legal support and internal auditing, etc.

Net Sales:

During the consolidated fiscal year under review, corporate earnings showed steady growth centering on export industries as yen depreciation drove robust sales of digital consumer electronic related products. The government declared that economic activity was no longer in a temporary lull in August, and thereafter adjusted its outlook for the economy upward. Planned capital investment by corporations increased. Consumer spending grew reflecting improved employment. There was also a steady recovery in domestic demand.

On the foreign exchange market, on average, the yen depreciation by 5.9% against the US dollar, by 1.8% against the euro, and by 4.9% against the Thai baht during the consolidated fiscal year under review compared with the previous term.

In this environment, in the HOYA Group, the demand for high-precision products in the Electro-Optics Division remained strong thanks to the general aggressive buildup of production capacity and the brisk development of new products by our customers. In the Vision Care Division, eyeglass lenses enjoyed steady growth overseas. In the Health Care Division, sales of advanced products remained brisk. As a result, sales during the consolidated fiscal year under review increased 11.7% year-over-year to 344,228 million yen.


Consolidated Net Sales and Average Exchange Rate
Million Yen
Yen/US$
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
130.00
125.00
120.00
115.00
110.00
105.00
100.00
95.00
125.89
121.20
112.76
107.60
113.93
235,265
246,293
271,443
308,172
344,228
FY ended March
2002
2003
2004
2005
2006
Net sales
Average Exchange Rate (Yen/US$)

Profits:

During the consolidated fiscal year under review, orders for high-precision products expanded in the Electro-Optics Division, major plants continued full production and profits also increased. In Vision Care, sales of high value-added eyeglass lens products, particularly new products in the overseas market, continued to grow, and profits rose. In the Health Care Division, sales of bifocal contact lenses, soft intraocular lenses and other advanced products remained brisk. In contrast, profits of this division declined because of a temporary increase in R&D and sales promotion expenses.

As a result, the entire Group posted record high sales and profits, with operating income jumping 19.0%, ordinary income rising 15.8%, and net income increasing 17.9% from the previous consolidated fiscal year. Net income per share reached 171.71 yen.

The Company conducted a 4-for-1 stock split of its common shares on November 15, 2005 based on a resolution at the meeting of the Board of Directors held on July 20, 2005. Please refer to the note in "4. Changes in Operating Results and State of Assets" below for a comparison with net income per share in previous years.

We have set the final dividend for the consolidated fiscal year under review at 30 yen per share in consideration of the results. The annual dividend, including the interim dividend of 120 yen per share which has already been paid, will total 150 yen per share. The interim dividend was determined based on the number of outstanding shares before the stock split, and the final dividend was decided based on the number of outstanding shares after the stock split.


Profits
Million Yen
120,000
100,000
80,000
60,000
40,000
20,000
0
FY ended March
2002
2003
2004
2005
2006
43,897
45,774
23,740
52,982
50,874
20,037
68,166
66,554
39,548
84,920
89,525
64,135
101,095
103,637
75,620
Operating Income
Ordinary Income
Net Income

Capital:

Cash and deposits at the end of the consolidated fiscal year under review declined 29,300 million yen from the end of the previous consolidated fiscal year. (see "REFERENCE: CONSOLIDATED STATEMENTS OF CASH FLOWS" on page 35). As a result, current assets decreased 20,598 million yen. However, fixed assets rose 30,864 million yen due to a rise in capital investment. Therefore, total assets increased 10,055 million yen from the previous consolidated fiscal year, to 361,537 million yen.

Liabilities increased 8,375 million yen year-over-year to 81,137 million yen.

Shareholders' equity increased by 1,591 million yen to 279,480 million yen mainly due to the posting of current net income for the fiscal year under review. The ratio of shareholders' equity to total assets decreased to 77.3%, down 1.8 percentage points year-over-year. The breakdown of retained earnings can be found in "REFERENCE: CONSOLIDATED STATEMENTS OF RETAINED EARNINGS" on page 34.

Return on shareholders' equity (ROE) increased to 27.1%, up 1.3 percentage points year-over-year.


Capital
Million Yen
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
FY ended March
2002
2003
2004
2005
2006
78.8%
81.7%
75.5%
79.1%
77.3%
278,067
219,180
274,288
224,218
289,887
218,978
351,482
277,889
361,537
279,480
Total Assets
Shareholders' Equity
Equity Ratio

(2) Outline of consolidated results by business segment

Information Technology:
consolidated net sales of 200,644 million yen (increased 13.7% YOY)

- Electro-Optics: consolidated net sales of 190,551 million yen (increased 15.0% YOY)

In mask blanks for semiconductor production, there was an increase in orders for phase shift mask blanks and other high-precision products, and sales increased on a year-over-year basis.

Orders for cutting-edge products such as 65 nanometer (nm) class photomasks for semiconductor production remained brisk. However, sales remained at nearly the same level as the previous consolidated fiscal year due to a special order for widely disseminated products in the previous consolidated fiscal year. Sales of large LCD masks rose thanks to brisk demand for cutting-edge large masks, reflecting the active start-up of new lines by panel makers and the development of new machine models.

Sales of glass disks for hard disk drives (HDDs) increased from the previous consolidated fiscal year thanks to steady sales of notebook computers. However, sales of new applications for portable music players and other devices slowed from the middle of the fiscal year under review.

We began shipments of optical lenses that will be used in mobile phones with cameras, a new application. There was also a progress in our strategy to increase the added-value of products. Overall, sales of optical lenses rose year-on-year thanks in part to a moderate recovery in the sales of optical lenses for digital cameras.

- Photonics: consolidated net sales of 10,092 million yen (decreased 6.1% YOY)

This division deals with a variety of equipment using lasers, industrial-use electronic luminous sources, and special optical glass. The sharp rise in sales during the previous consolidated fiscal year (ended March 31, 2005) was due to the transfer of businesses within the Group as part of business realignment.


Annual Net Sales - Information Technology
Million Yen
250,000
200,000
150,000
100,000
50,000
0
FY ended March
2002
2003
2004
2005
2006
7,157
5,485
4,116
10,749
10,092
101,496
111,460
135,071
165,664
190,551
Electro-Optics
Photonics

Eye Care:

consolidated net sales of 139,940 million yen (increased 10.7% YOY)

- Vision Care: consolidated net sales of 104,456 million yen (increased 10.0% YOY)

While the domestic eyeglass lens market was sluggish compared with the previous year, sales of HOYA's high-priced eyeglass lenses grew thanks to the introduction of new products into the market and the added value of products such as progressive lenses. Total domestic sales remained at nearly the same level as in the previous consolidated fiscal year.

In overseas eyeglass lens markets, all regions including Asia, Oceania, Europe and North America saw steady sales reflecting the introduction of new products into the market and the added value of products such as highly refractive lenses. As a result, total overseas sales increased from the previous year. Germany, the largest market in Europe, made a particularly remarkable recovery which boosted sales of the overall European market.

As a result, the overall sales of the Division increased on a year-over-year basis.

- Health Care: consolidated net sales of 35,483 million yen (increased 13.0% YOY)

In the contact lens market, price competition at discount intensified. In "Eye City," a retail store chain directly managed by the HOYA Group, sales rose from the previous consolidated fiscal year thanks to an increase in the sales of high added-value products such as bifocal lens. This increase was in turn attributable to the continued opening of new outlets and a consultative sales approach that took advantage of our specialized knowledge.

Sales of intraocular lenses (IOL) rose year-on-year as sales of soft IOL, particularly yellow lenses, remained brisk in Japan and overseas.


Annual Net Sales - Eye Care
Million Yen
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
23,105
26,716
28,380
31,409
35,483
93,184
94,388
98,203
94,971
104,456
FY ended March
2002
2003
2004
2005
2006
Vision Care
Health Care

Other divisions:
consolidated net sales of 3,642 million yen (decreased 32.3% YOY)

- Crystal: consolidated net sales of 1,864 million yen (decreased 49.2% YOY)

In the Crystal Division, HOYA promoted business restructuring. However, sales declined from the previous consolidated fiscal year because of a reduction in the size of business.

- Services: consolidated net sales of 1,777 million yen (increased 4.2% YOY)

HOYA SERVICE CORPORATION sold its personnel placement service business on March 1, 2006.

2. Overview of Capital Investment and Financing in the HOYA Group

The total capital investment of the HOYA Group amounted to 48,785 million yen during the consolidated fiscal year under review, an increase of 8,610 million yen on a year-over-year basis.

During the fiscal year, approximately 76% of the total investments were for investments in the Electro-Optics Division with a view to the next generation.

The necessary funding for these investments was covered by internal funds.



Capital Investment
Million Yen
60,000
50,000
40,000
30,000
20,000
10,000
0
FY ended March
2002
2003
2004
2005
2006
19,585
15,948
30,659
40,175
48,785
Capital Investment

3. Management Issues Faced by the HOYA Group:

We at HOYA Group hold up maximization of corporate value as our principal policy and carry out management of the Group with a global perspective in order to acquire top shares in the worldwide market. We are working to improving results in our diverse range of business operations by finding the optimal combination of our management resources bring out the full potential of our competitive edge.

Management issues at the HOYA Group are as follows:

(1) Flexible Adaptation to Changing Markets and Efficient Implementation of Management Resources

In the manifold business areas of the HOYA Group, we will ascertain the needs of our customers properly and devise strategies in advance of the competition in order to adapt nimbly and flexibly to market trends. We will allocate management resources of the Group appropriately and will timely make decisions regarding plant and equipment investment, business tie-ups, mergers and acquisitions, withdrawal from or reduction in business operations, etc.

(2) Creation of New Business and Technologies

In order to secure corporate earnings and maintain growth, we realize it is an important management issue not only to expand our existing businesses, but also to introduce vectors for growth different from the existing ones by developing technologies that other companies cannot imitate and creating new businesses and business areas.

We will strive ceaselessly to develop technologies that will prevail across the world and products that have a significant competitive advantage; to explore and create new businesses; and to acquire and nurture talent able to carry our next generation of business.

4. Changes in Operating Results and State of Assets:
(1) Changes in Operating Results and State of Assets for the HOYA Group

Classification	64th fiscal year (ended March 31, 2002)	65th fiscal year (ended March 31, 2003)	66th fiscal year (ended March 31, 2004)	67th fiscal year (ended March 31, 2005)	68th fiscal year (ended March 31, 2006)
	(millions of yen, unless stated otherwise)				
Net sales	235,265	246,293	271,443	308,172	344,228
Ordinary income	45,774	50,874	66,554	89,525	103,637
Net income	23,740	20,037	39,548	64,135	75,620
Net income per share (yen)	204.44	171.10	350.96	578.84	171.71
Total assets	278,067	274,288	289,887	351,482	361,537
Shareholders' equity	219,180	224,218	218,978	277,889	279,480
Equity ratio (%)	78.8	81.7	75.5	79.1	77.3
Return on equity (ROE %)	11.5	9.0	17.8	25.8	27.1
Net cash provided by operating activities	41,023	38,390	78,743	76,000	105,855
Net cash used in investing activities	(19,653)	(13,583)	(28,338)	(35,524)	(52,012)
Net cash used in financing activities	(8,186)	(14,547)	(42,853)	(11,692)	(85,787)
Cash and equivalents at the end of the period	66,321	75,694	80,425	112,874	83,574

(Notes) 1. Net income per share is calculated based on the average number of outstanding shares during each fiscal year. Starting in the 65th fiscal year (ended March 31, 2003), the "Accounting Standard Concerning Net Income Per Share" (Accounting Standard No. 2) is applied.

2. Net income decreased substantially during the 65th fiscal year (ended March 31, 2003). This was due to 14,949 million yen posted under extraordinary losses in connection with the dissolution of employees' pension funds (*Kosei Nenkin Kikin*) of HOYA CORPORATION and its domestic consolidated subsidiaries.

3. The main factor resulting in the significant increase in sales for the 66th fiscal year (ended March 31, 2004) and the 67th fiscal year (ended March 31, 2005) was an increase in orders for high-precision products in the Electro-Optics Division due to customers' heightened requirements for new development.

4. Details for the current consolidated fiscal year can be found in "1. Development and Results of Business Activities of the HOYA Group" on page 3.
The Company conducted a 4-for-1 stock split of its common shares on November 15, 2005 during the consolidated fiscal year under review.
No retroactive adjustment is made for net income per share for previous years in the table above. Net income per share is adjusted retroactively assuming that the stock split was conducted at the beginning of the consolidated fiscal year under review for the sake of comparison with previous years as shown below.

Classification	64th fiscal year	65th fiscal year	66th fiscal year	67th fiscal year	68th fiscal year
Net income per share (yen)	51.11	42.77	87.74	144.71	171.71

5. Parenthesized figures for cash flows indicate the net outflow of cash and cash equivalents.

(2) Changes in Operating Results and State of Assets for HOYA CORPORATION

Classification	64th fiscal year (ended March 31, 2002)	65th fiscal year (ended March 31, 2003)	66th fiscal year (ended March 31, 2004)	67th fiscal year (ended March 31, 2005)	68th fiscal year (ended March 31, 2006)
		(millions of yen, unless stated otherwise)			
Net sales	151,789	159,432	183,771	224,608	248,195
Ordinary income	30,169	29,460	33,610	46,536	44,788
Net income	15,333	8,852	15,558	24,967	22,062
Net income per share (yen)	132.04	75.27	138.24	225.55	50.14
Total assets	217,074	209,387	209,673	222,313	219,063
Shareholders' equity	171,933	166,374	143,617	159,316	95,598
Equity ratio (%)	79.2	79.5	68.5	71.7	43.6

(Notes) 1. Net income per share is calculated based on the average number of outstanding shares during each fiscal year. Starting in the 65th fiscal year (ended March 31, 2003), the "Accounting Standard Concerning Net Income Per Share" (Accounting Standard No. 2) is applied.

The Company conducted a 4-for-1 stock split of its common shares on November 15, 2005 during the consolidated fiscal year under review.
No retroactive adjustment is made for net income per share for previous years in the above table. Net income per share is adjusted retroactively assuming that the stock split was conducted at the beginning of the consolidated fiscal year under review for the sake of comparison with previous years as shown below.

Classification	64th fiscal year (ended March 31, 2002)	65th fiscal year (ended March 31, 2003)	66th fiscal year (ended March 31, 2004)	67th fiscal year (ended March 31, 2005)	68th fiscal year (ended March 31, 2006)
Net income per share (yen)	33.01	18.81	34.56	56.38	50.14

2. Net income decreased substantially during the 65th fiscal year (ended March 31, 2003). This was due to 10,189 million yen posted under extraordinary losses in connection with the dissolution of employees' pension funds (*Kosei Nenkin Kikin*) of HOYA CORPORATION.

3. The main factor resulting in the significant increase in sales for the 66th fiscal year (ended March 31, 2004) and the 67th fiscal year (ended March 31, 2005) was an increase in orders for high-precision products in the Electro-Optics Division due to customers' heightened requirements for new development.

4. In the 68th fiscal year (ended March 2006), sales rose in each major division thanks to brisk demand for high-precision products. However, operating profit and ordinary profit at the parent company declined as a result of business startup costs related to the transfer of a portion of production to overseas consolidated subsidiaries, etc. In addition, net income decreased due to the posting of extraordinary losses such as environment preservation costs incurred accompanying the closure of plants, and an additional retirement allowance payment stemming from organizational reform. Total assets decreased from the end of the previous fiscal year due to a decline in cash and deposits. Shareholders' equity declined sharply from the end of the previous fiscal year reflecting the acquisition of treasury stock.

II. Outline of the Company (as of March 31, 2006):

1. Major Businesses in the HOYA Group:

The businesses of the HOYA Group can be categorized into the Information Technology segment handling IT (information technology)-related production goods such as semiconductors and liquid crystals, and the Eye Care segment handling consumer goods such as eyeglass lenses, contact lenses and intraocular lenses. The respective divisions and major products and services handled by these divisions are shown below.

Business Segment	Division	Major products and services	Composition in net sales (%)
Information Technology	Electro-Optics	Photomasks and mask blanks for semiconductors; masks for LCDs, parts for glass panels of LCDs, glass disks for hard disk drives, optical lenses, optical glasses; electronic glasses, optical communication products	55.4
	Photonics	Laser equipment, light sources for use in the electronics industry, special optical glass	2.9
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames	30.4
	Health Care	Contact lenses and accessories, intraocular lenses	10.3
Other	Crystal	Crystal glass products	0.5
	Services	Construction of information systems, outsourcing	0.5
Total			100.0

2. Head Office, Principal Places of Business, and Plants

(1) Global Headquarters, HOYA CORPORATION
2-7-5, Naka-Ochiai, Shinjuku-ku, Tokyo

(2) Principal business offices and plants:

Business Segment	Region	Name	Location
Electro-Optics	Overseas	HOYA CORPORATION USA	USA
		HOYA MAGNETICS SINGAPORE PTE.LTD.	Singapore
		HOYA GLASS DISK THAILAND LTD.	Thailand
		HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD.	China
	Japan	HOYA CORPORATION, Blanks Division and other Marketing Departments	Shinjuku-ku, Tokyo
		Yokohama Marketing Center	Yokohama-shi, Kanagawa
		Kansai Marketing Center	Kyoto-shi, Kyoto
		Nagasaka Factory	Hokuto-shi, Yamanashi
		Hachioji Factory	Hachioji-shi, Tokyo
		Kumamoto Factory	Ozu-cho, Kumamoto
		Akishima Factory	Akishima-shi, Tokyo
		Nagano Factory	Takamori-cho,Nagano
Photonics	Overseas	HOYA PHOTONICS,INC.	USA
	Japan	HOYA CANDEO OPTRONICS CORPORATION	Toda-shi, Saitama
		HOYA PHOTONICS CORPORATION	Toda-shi, Saitama
Vision Care	Overseas	HOYA CORPORATION Vision Care Company Global Headquarters	Netherlands
		HOYA LENS DEUTSCHLAND GMBH	Germany
		HOYA LENS U.K.LTD.	UK
		HOYA LENS OF AMERICA,INC.	USA
	Japan	HOYA LENS THAILAND LTD.	Thailand
		North American Branch	Texas and others, USA
		HOYA CORPORATION Vision Care Company, Japan HQ	Shinjuku-ku, Tokyo
Health Care	Overseas	HOYA MEDICAL SINGAPORE PTE LTD.	Singapore
	Japan	HOYA CORPORATION Medical Division	Shinjuku-ku, Tokyo
		HOYA HEALTHCARE CORPORATION	Shinjuku-ku, Tokyo
Crystal	Japan	HOYA CORPORATION Crystal Company Administrative Division/Sales Division	Shinjuku-ku, Tokyo
Services	Japan	HOYA SERVICE CORPORATION	Shinjuku-ku, Tokyo
		WELFARE CORPORATION	Shinjuku-ku, Tokyo
Corporate	Overseas	HOYA HOLDINGS, INC.	USA
		HOYA HOLDINGS N.V.	Netherlands
		HOYA HOLDINGS ASIA PACIFIC PTE.LTD.	Singapore

3. State of Shares:

(1) Total number of shares authorized to be issued by the Company:

Common stock: 1,250,519,400 shares

(Up 934,294,800 shares from the end of the previous fiscal year)

(2) Total number of issued shares:

Common stock: 435,017,020 shares

(Up 322,668,015 shares from the end of the previous fiscal year)

(3) Number of shareholders:

51,789 persons

(an increase of 44,346 persons from the end of the previous fiscal year)

(4) Number of shares constituting one unit:

100 shares

(Notes)

1. We conducted a four-to-one stock split of our outstanding shares of common stock on November 15, 2005 to our shareholders as of September 30, 2005. As a result of the stock split, the total number of authorized shares of the Company increased 948,673,800 shares, to 1,264,898,400 shares, and the total number of outstanding shares increased 337,047,015 shares, to 449,396,020 shares.
2. We cancelled 14,379,000 shares of treasury stock on February 1, 2006. As a result, the total number of authorized shares of the Company and the total number of outstanding shares decreased 14,379,000 shares respectively, as mentioned in (1) and (2) above.

(5) Principal shareholders (top ten):

	Name	Investment in the Company		The Company's investment in principal shareholders	
		Number of shares (hundred shares)	Percentage of voting rights (%)	Number of shares (hundred shares)	Percentage of shares (%)
1	Japan Trustee Services Bank, Limited (Trust Account)	281,424	6.53	—	—
2	State Street Bank and Trust Company	249,435	5.79	—	—
3	The Master Trust Bank of Japan, Limited (Trust Account)	228,443	5.30	—	—
4	The Chase Manhattan Bank, N.A., London	218,406	5.07	—	—
5	State Street Bank and Trust Company 505103	152,915	3.55	—	—
6	The Dai-Ichi Mutual Life Insurance Company	115,306	2.67	—	—
7	Nippon Life Insurance Company	100,001	2.32	—	—
8	The Chase Manhattan Bank, N.A. London, SL Omnibus Account	93,460	2.17	—	—
9	Mamoru Yamanaka	90,197	2.09	—	—
10	The Chase Manhattan Bank 385036	87,464	2.03	—	—

(Notes) In consideration of the number of voting rights, the numbers of shares are stated in units of one hundred shares and less-than-unit shares are rounded down.

4. State of Acquisition, Disposal and Ownership by the Company of its Own Shares:

(1) Acquired shares:

Common stock:	15,695,711 shares
Aggregate acquisition prices:	64,031 million yen

(Notes)

Treasury stocks included in the above figure that were acquired by a resolution of the Board of Directors as authorized by the Articles of Incorporation after the close of the 67th ordinary general meeting of shareholders

(1) Class and number of shares acquired: Common stock of the Company, 15,686,800 shares
(2) Total acquisition cost: 63,999 million yen
(3) Purpose of acquisition: To execute a flexible capital policy in response to changes in the business environment
(4) Method of acquisition: Market purchase at the Tokyo Stock Exchange

(2) Disposed shares:

Common stock:	786,152 shares
Aggregate disposal prices:	1,557 million yen

(3) Shares cancelled:

Common stock:	14,379,000 shares

(4) Number of shares the Company owned at the end of the fiscal year under review:

Common stock:	4,401,607 shares

(Notes)

1. The figures in (1) and (2) are calculated based on the assumption that the stock split conducted on November 15, 2005 was executed at the beginning of the fiscal year under review.
2. The Company owned 3,871,048 shares of common stock as of March 31, 2005. (For a comparison with the figures above, the actual balance is quadrupled to reflect the stock split conducted on November 15, 2005.)

5. State of Stock Acquisition Rights

(1) Stock acquisition rights the Company has already issued:

	Number of stock acquisition rights	Class and number of shares to be issued upon exercise of stock acquisition rights	Paid-in amount per share upon exercise of each stock acquisition right (For the first through fourth issue, the amount adjusted for the stock split)	Exercise period
First issue of stock acquisition rights for common stock (Resolved by the Board of Directors on October 21, 2002 and made effective as of November 1, 2002)	5,760 rights	2,304,000 shares of common stock	1,918 yen	From Oct. 1, 2003 to Sep. 30, 2007
Second issue of stock acquisition rights for common stock (Resolved by the Board of Directors on May 23, 2003 and made effective as of June 9, 2003)	40 rights	16,000 shares of common stock	1,673 yen	From Oct. 1, 2003 to Sep. 30, 2007
Third issue of stock acquisition rights for common stock (Resolved by the Board of Directors on November 27, 2003 and made effective as of December 12, 2003)	1,494 rights	597,600 shares of common stock	2,438 yen	From Oct. 1, 2004 to Sep. 30, 2008
Fourth issue of stock acquisition rights for common stock (Resolved by the Board of Directors on November 25, 2004 and made effective as of December 13, 2004)	1,484 rights	593,600 shares of common stock	2,713 yen	From Oct. 1, 2005 to Sep. 30, 2009
Fifth issue of stock acquisition rights for common stock (Resolved by the Board of Directors on December 22, 2005 and made effective as of January 1, 2006)	2,225 rights	890,000 shares of common stock	4,150 yen	From Oct. 1, 2006 to Sep. 30, 2015

(Notes) 1. Each of the stock acquisition rights was issued free of charge with the purpose of granting stock options and was approved at the respective General Meeting of Shareholders.

2. In line with the stock split conducted on November 15, 2005, the exercise price of stock acquisition rights from the first issue to the fourth issue are adjusted after October 1, 2005 as shown above. For reference, the exercise prices before adjustment are as follows.

	Exercise price before adjustment
First issue of stock acquisition rights for common stock	7,670 yen
Second issue of stock acquisition rights for common stock	6,690 yen
Third issue of stock acquisition rights for common stock	9,750 yen
Fourth issue of stock acquisition rights for common stock	10,850 yen

3. Before the stock split on November 15, 2005, the number of shares to be issued by the exercise of one stock acquisition right was 100 shares for the first through fourth issue of stock acquisition rights. After the stock split, however, it increased to 400 shares for all issues including the fifth issue of stock acquisition right for common stock.

(2) Stock acquisition rights the Company issued to persons other than its shareholders at specifically favorable conditions during the fiscal year under review:

	Fifth issue of stock acquisition rights for common stock (Resolved at the Ordinary General Meeting of Shareholders on June 17, 2005) (Resolved by the Board of Directors on December 22, 2005 and made effective as of January 1, 2006)
1) The issued number of stock acquisition rights	2,225 rights
2) Class and number of shares targeted to be issued	890,000 shares of common stock (400 shares for each stock acquisition right)
3) Issue price of a stock acquisition right	Free of charge
4) Paid-in amount per share upon exercising of stock acquisition rights	4,150 yen
5) Period during which the stock acquisition rights can be exercised	From October 1, 2006 to September 30, 2015
6) Terms and conditions of the exercising of stock acquisition rights	i) Any grantee of stock acquisition rights shall remain in office as Director, Executive Officer or employee of the Company or its subsidiaries when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or for any other legitimate reason. ii) No stock acquisition right so granted can be inherited. iii) No stock acquisition right so granted can be assigned, given in pledge or otherwise disposed of. iv) In a Stock Acquisition Right Allocation Contract, the Company shall have the right to fix the maximum number of stock acquisition rights exercisable, or the maximum aggregate issue price of shares to be issued upon exercising of the stock acquisition rights, in each year (from January 1 to December 31) during the period the stock acquisition rights can be exercised.
7) Causes and conditions for cancellation of stock acquisition rights	i) In the event of the approval of a merger agreement under which the Company becomes a company ceasing to exist upon the merger, a proposition for the approval of a stock-for-stock exchange agreement under which the Company shall become a wholly-owned subsidiary or a proposition on a stock-transfer is adopted at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration. ii) In the event that any grantee of stock acquisition rights ceases to meet the conditions to exercise his/her stock acquisition rights or waives all or part of his/her stock acquisition rights, the Company may cancel the relevant stock acquisition rights without consideration.
8) Favorable conditions	Stock acquisition rights are issued free of charge.

9) Names of grantees and the number of stock acquisition rights they were granted

Directors and Executive Officers of the Company:

Name	Company	Number of stock acquisition rights	Notes
Hiroshi Suzuki	HOYA CORPORATION	55 rights	Director and Executive Officer of the Company
Kenji Ema	HOYA CORPORATION	30 rights	Director and Executive Officer of the Company
Hiroaki Tanji	HOYA CORPORATION	20 rights	Director and Executive Officer of the Company
Takeo Shiina	HOYA CORPORATION	10 rights	Director of the Company
Yuzaburo Mogi	HOYA CORPORATION	10 rights	Director of the Company
Yoshikazu Hanawa	HOYA CORPORATION	10 rights	Director of the Company
Eiko Kono	HOYA CORPORATION	10 rights	Director of the Company
Yukiharu Kodama	HOYA CORPORATION	50 rights	Director of the Company

Employees of the Company and directors and employees of its subsidiaries (top 10 grantees):

Name	Company	Number of stock acquisition rights	Notes
P. B. Dougher	HOYA LENS OF CHICAGO, INC.	50 rights	Employee of subsidiary
P. Widlund	HOYA LENS SWEDEN AB	45 rights	Director of subsidiary
J. Dierks	HOYA LENS DEUTCHLAND GMBH	45 rights	Director of subsidiary
R. Rameckers	HOYA LENS NEDERLAND B. V.	45 rights	Director of subsidiary
J. Pierre	HOYA LENS FRANCE S. A. S.	45 rights	Director of subsidiary
Yoshiaki Sonobe	HOYA MAGNETICS SINGAPORE PTE. LTD.	40 rights	Employee of subsidiary
T. Loveless	HOYA CORPORATION	35 rights	Employee of the Company
G. W. Bottero	HOYA CORPORATION	30 rights	Employee of the Company
T. Farrell	HOYA CORPORATION	25 rights	Employee of the Company
R. Montag	HOYA CORPORATION	25 rights	Employee of the Company

Directors of subsidiaries who were granted a number of rights equal to or more than the lowest number of rights granted to any Director or Executive Officer of the Company other than those who are stated above:

Name	Company	Number of stock acquisition rights
Nobuo Tanaka	HOYA LENS THAILAND LTD.	20 rights
G. Byl	HOYA LENS HUNGARY RT	15 rights
H. Werquin	HOYA LENS BELGIUM N. V.	15 rights
Seon-bae Lee	HOYA LENS KOREA CO., LTD.	15 rights
Tsuyoshi Watanabe	HOYA MAGNETICS SINGAPORE PTE. LTD.	10 rights
Ye-sig Gang	HOYA ELECTRONICS KOREA CO., LTD.	10 rights
Zhan-zhong Liao	HOYA MICROELECTRONICS TAIWAN CO., LTD.	10 rights

Classification of the stock acquisition rights granted to employees of the Company and directors and employees of its subsidiaries:

Classification	Number of stock acquisition rights	Class and number of shares targeted to be issued	Aggregate number of grantees
Employees of the Company	965 rights	386,000 shares of common stock	85 grantees
Directors of subsidiaries	285 rights	114,000 shares of common stock	13 grantees
Employees of subsidiaries	780 rights	312,000 shares of common stock	77 grantees
Total	2,030 rights	812,000 shares of common stock	175 grantees

(Notes) 1. The shares issued when the stock acquisition rights are exercised are all common stock. 400 shares are issued per stock acquisition right.

2. The company does not grant stock acquisition rights to subsidiary auditors, business connections or other outside parties.

6. State of Employees in the HOYA Group:

(1) By Division

Division	Number of employees at the end of the fiscal year under review	Number of employees at the end of the previous fiscal year	Changes
Electro-Optics	17,133	13,462	Up 3,671
Photonics	191	226	Down 35
Vision Care	6,794	6,464	Up 330
Health Care	733	601	Up 132
Crystal	86	168	Down 82
Services	185	256	Down 71
Corporate	54	57	Down 3
Total	25,176	21,234	Up 3,942

(Note) 1. The numbers of employees shown above refers to the number of working personnel.
2. Corporate refers to the number of employees in the Global Headquarters and regional headquarters overseas.
3. The increase of 3,942 personnel was primarily a result of the expansion of manufacturing facilities in Vietnam, China, etc. by the Electro-Optics Division.

(2) By Region

Region	Number of employees at the end of the fiscal year under review	Number of employees at the end of the previous fiscal year	Changes
Japan	2,800	3,007	Down 207
North America	1,337	1,316	Up 21
Europe	2,009	1,809	Up 200
Asia	19,030	15,102	Up 3,928
Total	25,176	21,234	Up 3,942

(Note) The numbers of employees shown above refers to the number of working personnel.

(3) Change in the number of employees



Consolidated Number of Employees
Persons
30,000
25,000
20,000
15,000
10,000
5,000
0
FY ended March
2002
2003
2004
2005
2006
3,282
3,150
3,023
3,007
2,800
10,029
10,873
15,069
18,227
22,376
Overseas
Japan

(4) State of the number of employees of HOYA CORPORATION

Number of employees	Change from the end of the previous fiscal year	Average age	Average length of service
3,220 persons	Up 47 persons	41.0 years	12.8 years

(Note) The above table covers regular employees only and does not include casual workers and part-time employees.

7. State of Business Combinations:

1. Major subsidiaries and affiliates

The following are major subsidiaries:

Company	Capital	Percentage of voting rights held by the parent company	Major business operations
HOYA HOLDINGS, INC. (in the United States)	US$ thousand 5,488	100.0%	Regional headquarters in North America
HOYA HOLDINGS N.V. (in the Netherlands)	Euro thousand 9,928	100.0%	Financial headquarters (FHQ) of the entire HOYA Group and regional headquarters in Europe controlling manufacturing and sales of Vision Care products
HOYA HOLDINGS ASIA PACIFIC PTE LTD. (in Singapore)	SGD thousand 114,664	100.0% (100.0%)	Regional headquarters in Asia and Oceania
HOYA HEALTHCARE CORPORATION (in Japan)	810 million yen	100.0%	Sales of medical instruments and appliances including contact lenses

(Note) 1. The figures within parentheses in the "Percentage of voting rights held by the parent company" refer to indirectly held voting rights.
2. Standards for listing in the table above:
For overseas subsidiaries, three regional headquarters in three regions are listed; for subsidiaries in Japan, a consolidated subsidiary is listed to which Article 1-2, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" applies.

The following is a major affiliate:

Company	Capital Stock	Percentage of voting rights held by the parent company	Major business operations
NH TECHNO GLASS CORPORATION	3,000 million yen	50.0%	Manufacturing and sales of LCD-related products

(Note) Standards for listing in the table above:
Of the five affiliates, the one company that is accounted for by the equity method is listed.

(2) Progress and results of business combinations

The number of consolidated subsidiaries, etc. at the end of the fiscal year under review increased to 62 (five in Japan and 57 overseas) from 58 (six in Japan and 52 overseas) at the end of the previous fiscal year, reflecting an increase of six through the establishment of new subsidiaries and acquisitions, and a decline by two due to a merger into the parent company and liquidation.

The progress of the business combinations during the fiscal year under review was as follows:

1) Five companies were added after being newly established:
   - HOYA MEDICAL EUROPE GMBH.
     (Sale of intraocular lenses in Germany)
   - HOYA HEALTHCARE (SHANGHAI) CO., LTD.
     (Sale of contact lenses in China)
   - HOYA CANDEO OPTRONICS KOREA CO., LTD.
     (Sale of optical glass products in South Korea)
   - VISION MEMBRANE TECHNOLOGIES, INC.
     (Development of medical products, in USA)
   - One other company (overseas)

2) One company was added by acquisition:
   - QSTREAMS NETWORKS, INC.
     (Development of electronics products, in USA)

3) One company was removed following a merger with the parent company:
   - HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES CO., LTD.
     (Manufacturing and sales of electronics products, in Japan)

4) One company was removed by liquidation:
   - HOYA LENS MEXICO, SA, DE. CV.
     (Sale of eyeglass lenses in Mexico)

The results of business combinations for the consolidated fiscal year under review can be found in "I. Outline of Business Activities: 1. Development and Results of Business Activities of the HOYA Group" on page 3 above.

8. State of Officers:

(1) List of Directors

Name	Title in the Company	Duties or primary occupations
Takeo Shiina	Director	Senior Advisor of IBM Japan, Ltd.
Yuzaburo Mogi	Director	Representative Director, Chairman and CEO of Kikkoman Corporation
Yoshikazu Hanawa	Director	Advisor and Honorary Chairman of Nissan Motor Co., Ltd.
Eiko Kono	Director	Special Advisor of RECRUIT Co., Ltd.
Yukiharu Kodama	Director	Chairperson of Japan Information Processing Development Corporation
Hiroshi Suzuki	Director	Chief Executive Officer
Kenji Ema	Director	Chief Financial Officer
Hiroaki Tanji	Director	General Manager of New Business Development

(Notes) 1. Five of the Directors, namely, Mr. Takeo Shiina, Mr. Yuzaburo Mogi, Mr. Yoshikazu Hanawa, Ms. Eiko Kono and Mr. Yukiharu Kodama are outside directors as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code.

2. Change of officers during the term

(i) At the 67th ordinary general meeting of shareholders held on June 17, 2005, Mr. Yukiharu Kodama was elected as a director for the first time and assumed the position on the same day.

(ii) At the conclusion of the 67th ordinary general meeting of shareholders held on June 17, 2005, Mr. Naotaka Saeki retired as a director with the expiration of his term of office.

(iii) Each member of the committees of the *committee establishing company* as provided for in Article 21-5, paragraph 1, of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations." were elected at the meeting of the Board of Directors held on June 17, 2005, and assumed their respective positions.

[Nomination Committee]: Messrs. Takeo Shiina (Chairman), Yuzaburo Mogi, Yoshikazu Hanawa, Ms. Eiko Kono and Mr. Yukiharu Kodama

[Audit Committee]: Messrs. Yukiharu Kodama (Chairman), Takeo Shiina, Yuzaburo Mogi, Yoshikazu Hanawa, and Ms. Eiko Kono

[Remuneration Committee]: Messrs. Yuzaburo Mogi (Chairman), Takeo Shiina, Yoshikazu Hanawa, Ms. Eiko Kono and Mr. Yukiharu Kodama

(2) List of Executive Officers

Name	Title in the Company	Duties
Hiroshi Suzuki	Representative Executive Officer	Chief Executive Officer (CEO)
Kenji Ema	Executive Officer	Chief Financial Officer (CFO)
Hiroaki Tanji	Executive Officer	General Manager of New Business Development

(Note) The above Executive Officers were elected at the meeting of the Board of Directors held on June 17, 2005 and assumed their respective positions.

9. System to ensure the adequacy of operations:

The content of the resolution of the Board of Directors required by Article 416, Paragraph 1, Item 1, (b) and (e) of the Company Law, Article 3, Paragraph 2 of Supplementary Provisions of the Corporate Accounting Regulations, and Article 193 of the Enforcement Regulations of the Commercial Code are as follows. (1) (iv) and (2) (v) are the matters we resolved to follow pursuant to the Company Law and the Enforcement Regulations of the Company Law.

(1) Matters required for the Audit Committee to exercise its duties

(i) Matters concerning directors and employees who shall assist the Audit Committee in its duties:

— The Audit Committee Office is set up as an organization to assist the Audit Committee in its duties.

(ii) Matters concerning securing the independence of the directors and employees defined in the above item from Executive Officers:

— It is provided that the Audit Committee is entitled to appoint staff of the Audit Committee Office.

(iii) Matters concerning the system relating to the report to the Audit Committee, including the system for executive officers and employees to make a report to the Audit Committee:

—As the Board of Directors Regulations were amended so that all important matters are reported to the Board of Directors if the majority of the board is occupied by outside directors, the report of the Board of Directors covers all important matters. Therefore, the matters to be reported to the Audit Committee are not provided.

(iv) Matters concerning the system to secure the effective audit by the Audit Committee:

—The information stored and managed by each internal organ shall be immediately reported at the request of the Audit Committee or the Internal Audit Section.

(2) Matters necessary to secure the adequacy of operations

(i) Matters concerning the system relating to the storage and management of information about the execution of duties by executive officers:

—With respect to important matters, efforts shall be made to appropriately store and manage documents, records, and minutes, etc. relating to the application for internal approval based on laws, regulations and other standards.

(ii) Matters concerning regulations and other systems for managing the risk of loss:

—Each organ and division shall make an effort to identify and manage risks and make improvements as necessary, taking into account the instructions of the Internal Audit Division.

(iii) Matters concerning the system to secure Executive Officers to execute their duties efficiently:

—Each division shall execute its operations based on an annual plan and a quarterly budged determined by the Board of Directors. The degree of achievement of targets shall be evaluated every quarter, and improvement shall be made as necessary to secure the efficient management of the Group.

—Executive officers shall execute their duties appropriately in a timely manner based on the decision making system for the execution of duties, such as the standards for approval of important matters by executive officers.

(iv) Systems to ensure the compliance of the fulfillment of duties by executive officers and employees with laws and ordinances and the Articles of Incorporation:

—The systems relating to the HOYA Business Conduct Guidelines which should be observed by the officers and employees of the HOYA Group shall be secured.

(v) Matters concerning the system to secure the adequacy of operations at a company group which consists of the Company and its parent company and subsidiaries:

—HOYA Group observes the "HOYA Business Conduct Guidelines" which were established based on the Group's Management Policy and Management Principles, and provide educational activities as necessary. The Group shall reinforce effectiveness thereof with the "HOYA Help Line," an intra-Group system of reporting and counseling. This system shall also be operated in overseas to secure the soundness of activities of the HOYA Group.

10. Policy concerning determination by the Remuneration Committee of the amount of remuneration and others that Directors and Executive Officers receive:

(1) Basic policy

The Company has established a Remuneration Committee with the objective of "contributing to improvement of results of the Company by constructing a remuneration system that raises motivation among Directors and Executive Officers and by appraising their performance appropriately." The Committee is made up of 5 outside directors who are not Executive Officers of the Company.

(2) Policy concerning remuneration for Directors

The remuneration is composed of a fixed salary as a Director and remuneration as a member or a chairman of a committee, and is determined at an appropriate level in consideration of factors such as the management environment of the Company and the level of such remuneration among other companies.

(3) Policy concerning remuneration for Executive Officers

The remuneration is composed of a fixed salary as an Executive Officer and performance-based remuneration.

The fixed salary is set at an appropriate level according to the office and responsibility of each Executive Officer in consideration of the management environment and the results of the Company and the level of such remuneration among other companies, etc.

Performance-based remuneration is determined by performance (indices such as SVA) and achievement of the management measures set at the beginning of the fiscal year, and is set at an appropriate level in consideration of factors such as the business environment of the Company and the level of such remuneration among other companies.

(4) Stock options

Granting of stock options to Directors and Executive Officers is deliberated by the Remuneration Committee considering performance and individual evaluations, and is decided by the Board of Directors.

11. Amount of compensation paid to directors and executive officers:

	Directors		Executive Officers		Total	
	Number of payees (persons)	Amount of payments (million yen)	Number of payees (persons)	Amount of payments (million yen)	Number of payees (persons)	Amount of payments (million yen)
Determinate amount resolved by the Remuneration Committee	6	50	3	87	9	138
Indeterminate amount resolved by the Remuneration Committee	-	-	3	265	3	265
Total		50		353		404

(Notes) At the end of the period, there were eight Directors and three Executive Officers. All three Executive Officers served as Directors concurrently and their remuneration as Directors is included in the column for Executive Officers.

12. Amount of fees, etc. paid to Independent auditors

(1) Total amount of fees, etc. for the Company and its subsidiaries to pay to its Independent auditors:

55 million yen

(2) Of the total amount in (1) above, the total for fees, etc. paid by the Company and its subsidiaries to their Independent auditors in consideration of their work (certification of audit) as provided for in Article 2, paragraph 1 of the Certified Public Accountant Law (1948 Law No.103):

55 million yen

(3) Of the total amount of (2) above, the total paid by the Company to its Independent auditors:

47 million yen

The above amount includes fees, etc. for the audit as provided for in the Securities and Exchange Law.

III. Material Facts Regarding the HOYA Group Occurring After the Closing of Accounts:

There are no material facts to be reported.

- -

(Notes)

1. The currency amounts shown in the above tables are rounded down to the nearest unit indicated therein.
2. Net sales and other amounts do not include national and local consumption taxes.

CONSOLIDATED BALANCE SHEETS

(as of March 31, 2006)

	(Millions of yen)
ASSETS	
Current assets	**212,273**
Cash and deposits	83,574
Notes and accounts receivable – trade	78,380
Inventories	41,178
Deferred tax assets	7,407
Other current assets	3,246
Allowance for doubtful receivables	(1,512)
Fixed assets	**149,152**
Tangible fixed assets	120,603
Buildings and structures	29,548
Machinery and vehicles	58,493
Tools, equipment and fixtures	10,716
Land	8,648
Construction in progress	13,196
Intangible fixed assets	7,424
Investments and other assets	21,123
Investment securities	14,060
Deferred tax assets	2,757
Other assets	4,601
Allowance for doubtful receivables	(295)
Deferred charges	111
TOTAL ASSETS	**361,537**
LIABILITIES	
Current liabilities	**79,305**
Notes and accounts payable – trade	28,070
Accrued income taxes	14,342
Accrued bonus to employees	4,207
Other current liabilities	32,685
Long-term liabilities	**1,831**
Reserve for periodic repairs	619
Other long-term liabilities	1,211
TOTAL LIABILITIES	**81,137**
MINORITY INTEREST	
MINORITY INTEREST	**919**
SHAREHOLDERS' EQUITY	
Common stock	**6,264**
Capital surplus	**15,898**
Retained earnings	**266,345**
Net unrealized gain (loss) on other marketable securities	**110**
Foreign currency translation adjustments	**7,142**
Treasury stock – at cost	**(16,279)**
TOTAL SHAREHOLDERS' EQUITY	**279,480**
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	**361,537**

CONSOLIDATED STATEMENTS OF INCOME

(From April 1, 2005 to March 31, 2006)

		(Millions of yen)
Net sales		**344,228**
Cost of sales		172,033
Gross profit		172,194
Selling, general and administrative expenses		71,098
Operating income		**101,095**
Non-operating income		
Interest income	1,788	
Equity in earnings of associated companies	1,285	
Gain on foreign exchange	242	
Others	1,552	4,869
Non-operating expenses		
Interest expense	142	
Sales Discount	706	
Others	1,478	2,327
Ordinary income		**103,637**
Extraordinary income:		
Gain on transfer of business	1,655	
Gain on sale of property, plant and equipment	109	
Others	624	2,389
Extraordinary losses:		
Expenses for improvements on environment	3,725	
Additional retirement benefits paid to employees	1,688	
Impairment loss	1,232	
Loss on disposal of property, plant and equipment	625	
Loss from factory closures	522	
Others	865	8,660
Income before income taxes and other items		**97,367**
Income taxes – Current	22,249	
Income taxes – Deferred	(511)	21,738
Minority interests in net income		9
NET INCOME		**75,620**

REFERENCE: CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(From April 1, 2005 to March 31, 2006)

(Millions of yen)

Capital surplus		
I. Balance of capital surplus at the beginning of the period		**15,898**
II. Balance of capital surplus at the end of the period		**15,898**

Retained earnings		
I. Balance of retained earnings at the beginning of the period		**268,255**
II. Increase in retained earnings		
1. Net income	75,620	75,620
III. Decrease in rtained earnings		
1. Cash Dividends	23,398	
2. Bonus to Directors	65	
3. Cancellation of treasury stock	53,180	
4. Loss on disposal of treasury stock	871	
5. Amount of other decreases	13	77,529
IV. Balance of retained earnings at the end of the period		**266,345**

REFERENCE: CONSOLIDATED STATEMENTS OF CASH FLOWS

(From April 1, 2005 to March 31,2006)

	(Millions of yen)
I. OPERATING ACTIVITIES:	
Income before income taxes and other items	97,367
Depreciation and amortization	26,251
Impairment loss	1,232
Gain on transfer of business	(1,655)
Increase in allowance for doubtful receivables	234
Increase in accrued bonus to employees	278
Increase in reserve for periodic repairs	76
Interest and dividend received	(1,794)
Interest paid	142
Gain on foreign exchange	(598)
Equity in earnings of associated companies	(1,285)
Gain on sale of property, plant and equipment	(109)
Loss on disposal of property, plant and equipment	625
Bonus to directors	(65)
Others	77
Increase in notes and accounts receivables	(4,041)
Increase in inventories	(2,546)
Decrease in other current assets	2,097
Increase in notes and accounts payables	3,643
Increase in unpaid consumption tax, etc.	662
Increase in other current liabilities	1,757
Sub-total	122,348
Interest and dividend received	1,865
Interest paid	(112)
Income and other taxes paid	(18,246)
Net cash provided by operating activities	**105,855**
II. INVESTING ACTIVITIES:	
Purchases of property, plant and equipment	(47,741)
Proceeds from sales of property, plant and equipment	266
Purchases of investment securities	(2,069)
Expenditure for acquisition of subsidiaries' stocks due to a change in the scope of consolidation	(337)
Expenditure for loans	(2)
Income from collection of loans	116
Expenditure for other investments	(4,630)
Income from other investments	155
Income from business transfer	2,230
Net cash used in investing activities	**(52,012)**

III.	FINANCING ACTIVITIES:	
	Net increase (decrease) in short-term borrowings	(207)
	Acquisition of treasury stock	(64,031)
	Sale of treasury stock	1,855
	Dividends paid by the parent company	(23,402)
	Dividends paid to minority interests	(1)
	Net cash used in financing activities	**(85,787)**
IV.	**Effect of Exchange Rate Changes on Cash and Cash Equivalents**	**2,645**
V.	**Net Decrease in Cash and Cash Equivalents**	**(29,300)**
VI.	**CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD**	**112,874**
VII.	**CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD**	**83,574**

(Note) Negative figures parenthesized in the consolidated statements of cash flows indicate net outflow of cash and cash equivalents.

Basic Important Matters for the Preparation of Consolidated Financial Statements

1. Scope of Consolidation
   Number of consolidated subsidiaries: 62 companies
   Major consolidated subsidiaries:
   HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA HEALTHCARE CORPORATION

2. Application of the equity method
   (1) Affiliates accounted for by the equity method
   Number of Affiliates subject to application of the equity method: 1 company
   Affiliate subject to application of the equity method: NH TECHNO GLASS CORPORATION

   (2) Affiliates not accounted for by the equity method
   Major affiliate: TWO COINS CO.,LTD.
   The company not accounted for by the equity method is a small company and has been excluded from application of the equity method because both the gain/loss in equity method and retained earnings have little impact on the consolidated financial statements.

3. Changes in the scope of consolidation
   During the consolidated fiscal year under review, the number of overseas consolidated subsidiaries increased by six, including five new companies and one acquisition. Meanwhile, the number of domestic consolidated subsidiaries declined by one, following a merger with the parent company, and the number of overseas consolidated subsidiaries decreased by one because of a liquidation. Consequently, a total of two companies were excluded from consolidation. As a result, the number of consolidated subsidiaries increased by four in total.

4. Fiscal years of consolidated subsidiaries
   The fiscal years of the six consolidated subsidiaries located in the People's Republic of China end on December 31.
   All 62 consolidated subsidiaries report quarterly results, and the financial documents based on the results current as of the 4th quarter (March 31) were used for the above six companies when preparing the consolidated financial statements.

5. Significant Accounting Policies
   (1) Standards and methods for evaluation of marketable securities
   Other marketable securities
   Those quoted on exchanges:
   ------------------ The market value method based on the market price, etc. at the end of the consolidated fiscal year
   (All valuation gains and losses are processed through the method of direct entry in capital, and sale cost is calculated based on the moving average method)
   Those not quoted on exchanges:
   ------------------ Cost determined by the moving-average method.

   (2) Standards and methods for evaluation of inventories
   Inventories are recorded at cost chiefly using the weighted average costing method.
   (3) Methods of depreciation of fixed assets
   Tangible fixed assets:
   ------------------The straight-line method is applied for buildings (excluding building annexes) that have been acquired on April 1, 1998 and thereafter, and the declining-balance method is applied for other tangible fixed assets. Moreover, some consolidated subsidiaries used the straight-line method, and items depreciated using the straight-line method make up approximately 66.4% of tangible fixed

assets. The useful life of buildings is 10 to 50 years and that of machinery and equipment is 5 to 10 years.

Intangible fixed assets:
------------------The straight-line method is applied. The internally defined useful life of software is 5 years.

(4) Method for treatment of deferred tax

Deferred taxes are equally amortized based over a period determined in conformity with the accounting standards of countries where overseas consolidated subsidiaries are located.

(5) Methods of providing important allowances

(i) Allowance for doubtful receivables:

To prepare against credit losses, an allowance for doubtful receivables is provided. For ordinary credits, an allowance is provided based on the historical loss ratios. For credits threatened with bankruptcy and for credits to borrowers under bankruptcy and reorganization, etc., allowance is provided based on an evaluation of the financial position of the borrowers.

(ii) Accrued bonus:

To prepare for bonus payments to employees, an accrued bonus is provided in accordance with the estimated amounts payable.

(iii) Reserve for periodic repairs:

To prepare for expenses for large-scale repairs to continuous smelters after a fixed period of time, an amount estimated based on the expenses of the previous large-scale repairs is provided.

(6) Standards for the conversion of significant foreign-denominated assets and liabilities into Japanese currency

Foreign-denominated credits and liabilities are converted into yen currency based on the spot exchange rate on the last day of the consolidated fiscal year, and the converted amount is treated as a gain or loss. Assets and liabilities of consolidated subsidiaries located overseas are converted into yen currency based on the spot exchange rate on the last day of the consolidated fiscal year, revenue and expenses are converted into yen currency using the average exchange rate for the period, and differences in conversion are included in minority interest and the foreign currency translation adjustments in the Shareholder's Equity section.

(7)Treatment of significant leases

Finance leases other than those in which ownership of the leased property is deemed transferred to the lessee are treated in accordance with the accounting treatment of ordinary lease transactions.

(8) Significant hedge accounting methods

(i) Hedge accounting methods

Deferral hedging is applied. Appropriation is adopted for hedging exchange risks when the criteria for appropriation are met.

(ii) Hedging methods, items covered by hedging and hedging strategy

Exchange risks are hedged based mainly on the company's "Internal Management Regulations", and the company has adopted a policy of not conducting any speculative derivative trading.

Hedging method: forward exchange contracts

Items hedged: Foreign currency denominated trade accounts receivable due to product exports, and foreign currency denominated trade accounts payable, foreign currency denominated planned transactions and foreign currency denominated debt with the importing of raw materials, etc.

(iii) Methods for evaluating the validity of hedging

Fluctuations in the exchange rate and cumulative fluctuations in cash flow for the hedged items are compared with the exchange rate and cumulative fluctuations in cash flow for the hedging method to evaluate the validity based on the ratio of these fluctuations.

(9) Treatment of national and local consumption taxes
The tax excluded method is applied.

6. Method for the valuation of the assets and liabilities of consolidated subsidiaries
The method used for the valuation of the assets and liabilities of consolidated subsidiaries is the market value method.

7. Treatment of the appropriation of earnings
The appropriation of earnings is handled based on the appropriation of earnings of consolidated companies established in the consolidated fiscal year.

8. Some of the terms and forms in consolidated financial statements are in accordance with the regulations on consolidated financial statements pursuant to the provisions of Article 200 of the Enforcement Regulations of the Commercial Code.

Notes to the Consolidated Balance Sheets

1. The amounts shown are rounded down to the nearest million yen.

2. Accumulated depreciation of tangible fixed assets: 181,818 million yen.

3. In addition to the fixed assets on the balance sheets, the Company uses some production equipment, computers and office equipment, etc. on leasing contracts.

4. Shares of affiliated companies included in Investment securities: 11,062 million yen

5. Liabilities for guarantee : 2,210 million yen

6. Class and aggregate number of issued shares:
Common stock 435,017,020 shares

7. Class and aggregate number of treasury stock:
Common stock 4,401,607 shares

Notes to the Consolidated Statements of Income

1. The amounts shown are rounded down to the nearest million yen.

2. Research and development expenses included in cost of sales (manufacturing costs) and selling, general and administrative expenses amount to 14,134 million yen.

3. Impairment losses
The HOYA Group, which groups its assets in terms of its business units, accounted for impairment for the following groups of assets during the consolidated fiscal year under review.
(1) Tokyo Studio and the former Musashi Factory, etc. in the Crystal Division

Location	Use	Asset Class
Akishima-shi, Tokyo Iruma-shi, Saitama, etc	Facilities for manufacturing crystal glassware, etc	Machinery and equipment, etc.

In the Crystal Division, which experienced a substantial decline in demand for personal consumption and for corporate gifts amid the sluggish market, and book value of the asset group relating to this division was decreased to its recoverable

amount, and the decrease was posted as impairment loss under extraordinary losses. The details are as follows.

	(Millions of yen)
Buildings and structures	159
Machinery and vehicles	586
Other	117
Total	864

The recoverable amount of the asset group was measured in terms of its value in use while its future cash flows were computed by discounting them by 5%.

(2) Leased assets of the head office

Location	Use	Asset Class
Machida-shi, Tokyo	Lease	Land

The book value of the leased assets located in Machida City, Tokyo was reduced to the amount of possible recovery because of a decline in market price. The amount of reduction is recorded under extraordinary losses as an asset impairment loss.

	(Millions of yen)
Land	368
Total	368

The recoverable amount of the asset group was measured based on the posted price.

4. Net earnings per share 171.71 yen

The basis for calculating earnings per share is as follows.

Net income as per the consolidated statements of income	75,620 million yen
Amount not assigned to common stockholders	65 million yen
(Bonus to Directors through appropriation of earnings)	
Net income relating to common stock	75,554 million yen
Average number of common shares during the year under review	440,007,888 shares

(1) The Company conducted a four-for-one stock split for its common shares on November 15, 2005 during the consolidated fiscal year under review.

As a result, the total number of outstanding shares increased as shown below:

1. Total number of the outstanding shares of the Company before the stock split: 112,349,005 shares
2. Increase in the number of shares as a result of the stock split: 337,047,015 shares
3. Total number of outstanding shares of the Company after the stock split: 449,396,020 shares

The net earnings per share for the consolidated fiscal year under review are calculated assuming that the stock split was conducted at the beginning of the consolidated fiscal year under review.

(2) The Company cancelled 14,379,000 share of treasury stock on February 1, 2006. The total amount of the cancelled shares was 53,180 million yen.

1. Total number of the outstanding shares of the Company prior to the share cancellation: 449,396,020 shares
2. Number of shares decreased as a result of the share cancellation: 14,379,000 shares
3. Total number of outstanding shares of the Company after the share cancellation: 435,017,020 shares

Notes Relating to Tax Effect Accounting

1. Breakdown of deferred tax assets and deferred tax liabilities by major cause of accrual: (as of March 31, 2006)

	(Millions of yen)
(1) Current deferred tax assets and liabilities	
Deferred tax assets	
Unrealized gain on inventory assets	1,692
Non-tax deductible amount of bonus reserve	1,601
Non-tax deductible amount of environment creation reseve	1,474
Non-tax deductible amount of unpaid enterprise tax	727
Non-tax deductible amount of inventory valuation loss	253
Other deferred tax assets	1,657
Total amount of deferred tax assets – current	7,407
(2) Non-current deferred tax assets and liabilities	
Deferred tax assets	
Amount exceeding the limit of tax-deductible depreciation	1,962
Non-tax deductible amount of asset impairment loss	1,376
Amount exceeding the limit of tax-deductible bad debt reserve	105
Other deferred tax assets	258
Total amount of deferred tax assets – non-current	3,702
Deferred tax liabilities	
Reserve for deferred income taxes on fixed assets	(406)
Special depreciation reserve	(298)
Net unrealized gain (loss) on other marketable securities	(74)
Other deferred tax liabilities	(165)
Total amount of deferred tax liabilities – non-current	(945)
Net amount of deferred tax assets – non-current	2,757

2. Breakdown by major item which caused a difference between statutory effective tax rate and the rate of corporation tax, etc. after the application of tax effect accounting (From April 1, 2005 to March 31, 2006):

Statutory tax rate of the Company	40.4%
(Adjustments)	
Differences in taxation rates for overseas consolidated subsidiaries, etc.	(18.2)
Non-deductible expenses such as entertainment expenses	0.4
Per capita levy of inhabitants tax and others	0.1
Non-taxable income such as dividend received	(1.8)
Effect of consolidated elimination of dividend received	1.8
Equity in earnings of associated companies	(0.5)
Extra tax deduction on expenses for research, etc.	(0.5)
Other adjustments	0.6
Effective income tax rate after application of tax effect accounting	22.3%

Notes Relating to Employees' Retirement Benefits

1. Outline of the systems for employees' retirement benefits of the Company and its domestic consolidated subsidiaries

The Company and its domestic consolidated subsidiaries formerly maintained systems to support lump sum severance pay and an employees' pension fund (*Kosei Nenkin Kikin*), but the system of lump sum severance pay was abolished in the fiscal year ended March 31, 2003. The employees' pension fund was dissolved by obtaining approval for dissolution from the Ministry of Health, Labor and Welfare on January 29, 2003. We obtained approval for the completion of liquidation from the Ministry of Health, Labor and Welfare on May 26, 2004 in the previous consolidated fiscal year

2. Liabilities for employees' retirement benefits and their details (as of March 31, 2006)
   No relevant information to be reported.

3. Breakdown of expenses for employees' retirement benefits (from April 1, 2005 to March 31, 2006)

	(Millions of yen)
Additional retirement benefits paid to employees	1,688
Net periodic expenses for employees' retirement benefits	1,688

4. Basis of calculation of liabilities for employees' retirement benefits
   No relevant information to be reported.

Copy of Independent Auditors' Audit Report (Translation)

INDEPENDENT AUDITORS' REPORT

May 17, 2006

To: The Board of Directors
HOYA CORPORATION

KPMG AZSA & Co.

Teruo Suzuki (seal)
Certified Public Accountant:
Designated Partner,
Executive Partner

Hiroto Kaneko (seal)
Certified Public Accountant:
Designated Partner,
Executive Partner

Tetsuaki Nomura (seal)
Certified Public Accountant:
Designated Partner,
Executive Partner

In accordance with the provisions of Article 21-32, paragraph 2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations," we, the oversigned auditing firm, audited the consolidated financial statements, namely, the consolidated balance sheets and the consolidated statements of income of HOYA CORPORATION for the 68th fiscal year from April 1, 2005 to March 31, 2006. The management of the Company holds the responsibility for preparing such financial statements, while the responsibility of us, the oversigned auditing firm, is to express our opinion towards the financial statements and supplementary schedules from an independent standpoint.

We have made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us, the oversigned auditing firm, to obtain a reasonable guarantee on whether any material false representation exists in the consolidated financial statements. Our audit, which was based on testing audit, included examination of the presentations in their entirety in the consolidated financial statements, including the evaluation of the accounting policies employed by the management, the method of application thereof and the estimates made by the management. We, the oversigned auditing firm, consider that we have obtained reasonable grounds for expressing our opinion as a result of the audit. Our audit also included the auditing procedures followed in respect of any of the subsidiaries of the Company as we considered necessary.

As a result of the audit, we are of the opinion that the consolidated financial statements fairly present the state of the property and profit and loss of the corporate group made up of HOYA CORPORATION and its consolidated subsidiaries, etc. in accordance with laws, ordinances and the Articles of Incorporation.

There is no such relation of interests between the Company and the oversigned auditing firm or any executive partner thereof as is required to be stated under the provisions of the Certified Public Accountants Law.

(END)

Copy of the Audit Committee's Audit Report (Translation)

AUDIT REPORT

We, members of the Audit Committee of the Company, audited the consolidated balance sheets and the consolidated statements of income (hereinafter referred to as the "consolidated financial statements") for the 68th fiscal year from April 1, 2005 to March 31, 2006. We hereby report the results thereof as follows:

1. OUTLINE OF AUDIT METHOD

In accordance with the audit policy, assignment of duties, etc. as determined by the Audit Committee, we examined the consolidated financial statements based on reports and explanations received from Executive Officers and Independent Auditors. In collaboration with the sections of the HOYA Group in charge of internal control, we received reports on accounting from subsidiaries and consolidated subsidiaries and made investigations into the state of their activities and property whenever necessary.

2. AUDIT RESULTS

(1) We are of the opinion that the method and results of the audit made by KPMG AZSA & Co., the Company's Independent Auditors, are in order.

(2) As a result of investigations into subsidiaries and consolidated subsidiaries, it was found that there were no issues to be highlighted with regard to the consolidated financial statements.

May 22, 2006

Audit Committee
HOYA CORPORATION

Yukiharu Kodama (seal)
Member of the Audit Committee

Takeo Shiina (seal)
Member of the Audit Committee

Yuzaburo Mogi (seal)
Member of the Audit Committee

Yoshikazu Hanawa (seal)
Member of the Audit Committee

Eiko Kono (seal)
Member of the Audit Committee

Notes: The Members of the Audit Committee, Yukiharu Kodama, Takeo Shiina, Yuzaburo Mogi, Yoshikazu Hanawa and Eiko Kono, are outside directors as provided for in the proviso to Article 21-8, paragraph 4 of the Law for Special Exceptions to the Commercial Code.

(END)

HOYA CORPORATION

BALANCE SHEETS
(non-consolidated)

(as of March 31,2006)

	(Millions of yen)
ASSETS	
Current assets	**115,683**
Cash and deposits	22,990
Notes receivable – trade	7,485
Accounts receivable – trade	56,738
Merchandise	2,760
Finished goods	5,796
Semi-finished goods	2,864
Raw materials	1,429
Work in process	2,407
Supplies	1,640
Accounts receivable - others	6,221
Short-term loans to affiliates	770
Deferred tax assets	4,473
Others	826
Allowance for doubtful receivables	(723)
Fixed assets	**103,379**
Tangible fixed assets	39,400
Buildings	8,762
Structures	550
Smelters	691
Machinery and equipment	14,903
Vehicles	36
Implements, tools and furniture	5,909
Land	5,852
Construction in progress	2,694
Intangible fixed assets	3,348
Investments and other assets	60,630
Investment securities	2,288
Investments in affiliates	49,902
Long-term loans to affiliates	4,671
Long-term prepaid expenses	527
Bankruptcy, reorganization and other claims	115
Deferred tax assets	2,822
Other assets	434
Allowance for doubtful receivables	(130)
TOTAL ASSETS	**219,063**

	(Millions of yen)
LIABILITIES	
Current liabilities	**122,835**
Notes payable – trade	548
Accounts payable – trade	22,118
Short-term debt from affiliates	52,674
Accounts payable – others	2,779
Accrued expenses arising from outside manufacturing	8,481
Accrued income taxes	8,713
Accrued expenses	10,483
Deposits received	6,863
Bonus reserve	2,909
Note payable for facilities and equipment	183
Accrued equipment expenses	6,843
Others	233
Long-term liabilities	**628**
Reserve for periodic repairs	602
Other long-term liabilities	26
TOTAL LIABILITIES	123,464
SHAREHOLDERS' EQUITY	
Common stock	**6,264**
Capital surplus	**15,898**
Capital reserve	15,898
Retained earnings	**89,606**
Earned reserve	1,566
Voluntary reserve	124,374
Special depreciation reserve	392
Reserve for deferred income taxes on fixed assets	640
Special reserve	123,341
Unappropriated losses at the end of the fiscal year under review	36,334
Net unrealized gain (loss) on other marketable securities	**109**
Treasury stock – at cost	**(16,279)**
TOTAL SHAREHOLDERS' EQUITY	95,598
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	219,063

HOYA CORPORATION

STATEMENTS OF INCOME
(non-consolidated)

(From April 1, 2005 to March 31, 2006)

		(Millions of yen)
Net sales		**248,195**
Cost of sales		**182,334**
Gross profit on sales		**65,861**
Selling, general and administrative expenses		**36,114**
Operating Income		**29,746**
Non-operating income		
Interest income	346	
Dividend income	5,883	
Fees and commissions received	8,395	
Gain on foreign exchange	899	
Others	447	15,972
Non-operating expenses		
Interest expenses	747	
Others	182	929
Ordinary Income		**44,788**
Extraordinary income:		
Gain on business transfer	987	
Gain on reversal from special repair reserve	121	
Gain on sale of property, plant and equipment	42	
Others	119	1,271
Extraordinary losses:		
Expenses for improvements on environment	3,725	
Loss on sales of investments in affiliates	2,132	
Additional retirement benefits paid to employees	1,421	
Impairment loss	1,232	
Loss from factory closures	522	
Loss on disposal of property, plant and equipment	411	
Investment securities valuation loss	13	
Others	347	9,806
Income before income taxes		**36,254**
Income taxes – current	14,240	
Income taxes – deferred	(48)	14,192
Net income		**22,062**
Retained earnings brought forward from the previous period		9,029
Net loss on disposal of treasury stock		871
Retirement of treasury stock		53,180
Interim dividends		13,373
Unappropriated losses for the year		**36,334**

Significant Accounting Policies

1. Standards and methods for evaluation of marketable securities
   Investments in subsidiaries and affiliates
   ------------------ Cost determined by the moving-average method.
   Other marketable securities
   Those quoted on exchanges:
   ------------------ Market value method based on the market price, etc. at the end of the fiscal year under review
   (All valuation gains and losses are processed using the method of direct entry in capital, and the cost of sales was calculated based on the moving average method.)
   Those not quoted on exchanges:
   ------------------ Cost determined by the moving-average method.

2. Standards and methods for evaluation of inventories
   Merchandise, finished goods, half-finished goods and work in process:
   ------------------ Cost determined by the periodic average method.
   Raw materials:
   ------------------ Cost determined by the periodic average method.
   Supplies:
   ------------------ Cost determined by the periodic average method and cost determined by the last invoice cost method.

3. Methods of depreciation of fixed assets
   Tangible fixed assets:
   ------------------ Straight-line method is applied for buildings (except for building annexes) that have been acquired on April 1, 1998 and thereafter, and declining-balance method is applied for other tangible fixed assets. Useful life of buildings is 10 to 50 years and that of machinery and equipment is 5 to 10 years.
   Intangible fixed assets:
   ------------------ Straight-line method is applied. The internally defined useful life of software is 5 years.

4. Methods of providing important allowances
   (1) Allowance for doubtful receivables:
   To prepare against credit losses, an allowance for doubtful receivables is provided. For ordinary credits, an allowance is provided based on the historical loss ratios. For credits threatened with bankruptcy and for credits to borrowers under bankruptcy and reorganization, etc., allowance is provided based on an evaluation of the financial position of the borrowers.

   (2) Accrued bonus:
   To prepare for bonus payments to employees, an accrued bonus is provided in accordance with the estimated amounts payable.

   (3) Reserve for periodic repairs:
   To prepare for expenses for large-scale repairs to continuous smelters after a fixed period of time, an estimated amount based on the expenses of the previous large-scale repairs is provided.

5. Standards for the conversion of significant foreign-denominated assets and liabilities into Japanese currency
   Foreign-denominated credits and liabilities are converted into yen currency based on the spot exchange rate on the last day of the consolidated fiscal year, and the converted amount is treated as a gain or loss.

6. Treatment of leases
   Finance leases other than those in which ownership of the leased property is deemed transferred to the lessee are treated in accordance with the accounting treatment of ordinary lease transactions.

7. Hedge accounting methods
   (1) Hedge accounting methods
      Deferral hedging is applied. Appropriation is adopted for hedging exchange risks when the criteria for appropriation are met.
   (2) Hedging methods, items covered by hedging and hedging strategy
      Exchange risks are hedged based mainly on the company's "Internal Management Regulations", and the company has adopted a policy of not conducting any speculative derivative trading.
      No derivative transactions were carried out during the fiscal year under review.
   (3) Methods for evaluating the validity of hedging
      No derivative transactions were carried out during the fiscal year under review. Therefore, the effectiveness of hedging was not evaluated.

8. Treatment of national and local consumption taxes
   Tax excluded method is applied.

9. Some of the terms and forms in financial statements are in accordance with the regulations on financial statements pursuant to the provisions of Article 200 of the Enforcement Regulations of the Commercial Code.

Notes to Balance Sheets (non-consolidated)

1. The yen amounts shown therein are rounded down to the nearest million.

2. Pecuniary claims to affiliates (excluding classified items)
   Short-term receivables (pecuniary claims) to subsidiaries: 14,604 million yen.
   Short-term payables (pecuniary debts) to subsidiaries: 23,752 million yen.

3. Receivables (pecuniary claims) to Executive Officers: 265 million yen.

4. Accumulated depreciation of tangible fixed assets: 100,219 million yen.

5. In addition to the fixed assets on the balance sheets, the Company uses some production equipment, computers and office equipment, etc. on leasing contracts.

6. Liabilities for guarantee: 3 million yen

7. Reserve for periodic repairs is reserve as provided for in Article 43 of the Enforcement Regulations of the Commercial Code.

8. Net assets as stipulated in Article 124, No. 3 of the Enforcement Regulations of the Commercial Code:
   109 million yen.

9. Class and aggregate number of issued shares:
   Common stock 435,017,020 shares.

10. Class and aggregate number of treasury stock:
    Common stock 4,401,607 shares.

Notes to Statements of Income (non-consolidated)

1. The yen amounts shown therein are rounded down to the nearest millions.

2. Transactions with affiliates:
   (1) Sales: 26,061 million yen.
   (2) Purchases: 98,889 million yen.
   (3) Payments of outside manufacturing fees and commissions, etc.: 16,726 million yen.
   (4) Transactions other than operating transactions: 19,580 million yen.

3. Aggregated research and development expenditures included in the cost of sales (manufacturing expenses during the fiscal year under review) and general and administrative expenses:
   7,338 million yen.

4. Impairment losses
   HOYA Corporation, which groups its assets in terms of its business units, accounted for impairment for the following groups of assets during the consolidated fiscal year under review.

(1) Tokyo Studio and the former Musashi Factory, etc. in the Crystal Division

Location	Use	Asset Class
Akishima-shi, Tokyo Iruma-shi, Saitama, etc	Facilities for manufacturing crystal glassware, etc	Machinery and equipment, etc.

In the Crystal Division, which experienced a substantial decline in demand for personal consumption and for corporate gifts amid the sluggish market, and book value of the asset group relating to this division was decreased to its recoverable amount, and the decrease was posted as impairment loss under extraordinary losses. The details are as follows.

	(Millions of yen)
Buildings	153
Smelters	153
Machinery and equipment	432
Other	123
Total	864

The recoverable amount of the asset group was measured in terms of its value in use while its future cash flows were computed by discounting them by 5%.

(2) Leased assets of head office

Location	Use	Asset Class
Machida-shi, Tokyo	Leasing	Land

The book value of the leased assets located in Machida City, Tokyo was reduced to the amount of potential recovery because of a decline in market price. The amount of reduction is recorded under extraordinary losses as an asset impairment loss

	(Millions of yen)
Land	368
Total	368

The recoverable amount for this group of assets is measured based on the posted price.

5. Net earnings per share 50.14 yen

(1) The Company conducted a four-for-one stock split for its common shares on November 15, 2005, during the consolidated fiscal year under review.

As a result, the total number of outstanding shares increased as shown below.

1. Total number of outstanding shares of the Company prior to the stock split: 112,349,005 shares
2. Increase in the number of shares as a result of the stock split: 337,047,015 shares
3. Total number of outstanding shares of the Company after the stock split: 449,396,020 shares

The net earnings per share for the consolidated fiscal year under review are calculated assuming that the stock split was conducted at the beginning of the consolidated fiscal year under review.

(2) The Company cancelled of 14,379,000 shares of treasury stock on February 1, 2006. The total amount of cancelled shares was 53,180 million yen.

1. Total number of outstanding shares of the Company prior to share cancellation: 449,396,020 shares
2. Decrease in the number of shares because of the share cancellation: 14,379,000 shares
3. Total number of outstanding shares of the Company after the share cancellation: 435,017,020 shares

Notes Relating to Tax Effect Accounting

1. Breakdown of deferred tax assets and deferred tax liabilities by major cause of accrual:
(as of March 31, 2006)

	(Millions of yen)
(1) Current deferred tax assets and liabilities	
Deferred tax assets	
Non-tax deductible amount of environment creation reserve	1,474
Non-tax deductible amount of bonus reserve	1,175
Non-tax deductible amount of unpaid enterprise tax	597
Non-tax deductible amount of loss on valuation of inventory	253
Other deferred tax assets	972
Total amount of deferred tax assets – current	4,473
(2) Non-current deferred tax assets and liabilities	
Deferred tax assets	
Amount exceeding the limit of tax-deductible depreciation	1,821
Non-tax deductible amount of asset impairment loss	1,376
Amount exceeding the limit of tax-deductible bad debt reserve	43
Other deferred tax assets	360
Total amount of deferred tax assets – non-current	3,602
Deferred tax liabilities	
Reserve for deferred income taxes on fixed assets	(406)
Special depreciation reserve	(298)
Net unrealized gain (loss) on other marketable securities	(74)
Total amount of deferred tax liabilities – non-current	(779)
Net amount of deferred tax assets – non-current	2,822

2. Breakdown by major item which caused a difference between the statutory effective tax rate and the rate of corporation tax, etc. after the application of tax effect accounting (From April 1, 2005 to March 31, 2006):

Statutory tax rate of the Company	40.4%
(Adjustments)	
Non-deductible expenses such as entertainment expenses	3.2
Per capita levy of inhabitants tax and others	0.2
Non-taxable income such as dividend received	(4.8)
Extra tax deduction on expenses for research	(1.3)
Other adjustments	1.4
Effective income tax rate after application of tax effect accounting	39.1%

Notes Relating to Employees' Retirement Benefits

1. Outline of the systems for employees' retirement benefits of the Company
   The Company formerly maintained systems to support lump sum severance pay and an employees' pension fund (*Kosei Nenkin Kikin*), but the system of lump sum severance pay was abolished in the fiscal year ended March 31, 2003. The employees' pension fund was dissolved by obtaining approval for dissolution from the Ministry of Health, Labor and Welfare on January 29, 2003. We obtained approval for the completion of liquidation from the Ministry of Health, Labor and Welfare on May 26, 2004 in the previous fiscal year.

2. Liabilities for employees' retirement benefits and their details (as of March 31, 2006)
   No relevant information to be reported.

3. Breakdown of expenses for employees' retirement benefits (from April 1, 2005 to March 31, 2006)

	(Millions of yen)
Additional retirement benefits paid to employees	1,421
Net periodic expenses for employees' retirement benefits	1,421

4. Basis of calculation of liabilities for employees' retirement benefits
   No relevant information to be reported.

HOYA CORPORATION:

CONTENTS AND REASONS, ETC. FOR THE APPROPRIATIONS OF RETAINED EARNINGS OF THE 68TH FISCAL YEAR

1. Elements of the Appropriation of Retained Earnings

(Yen)

I. Unappropriated retained earnings for the fiscal year			**36,334,242,873**
II. Reversal of voluntary reserve			
1. Special depreciation reserve		133,956,080	
2. Reserve for deferred income taxes on fixed assets		48,639,883	
3. General reserve		123,341,729,226	123,524,325,189
Total			87,190,082,316
III. Appropriation of retained earnings			
1. Cash dividends (30 yen per share)		12,918,462,390	
2. Voluntary reserves			
Special depreciation reserve	180,027,198	180,027,198	13,098,489,588
IV. Unappropriated retained earnings carried forward to the next year			**74,091,592,728**

2. Reasons, etc. for the Appropriation of Retained Earnings

(1) Middle- to long-term policy on appropriation of retained earnings

The Company carries out its globalized management emphasizing consolidated accounting and its management emphasizing shareholder interests and exerts efforts to increase the enterprise value and shareholder value in response to shareholder expectations.

In terms of the cash dividend, the Company will determine the amount in consideration of the balance among repayment of profit to shareholders, welfare of employees and replenishment of retained earnings for future business development with an eye to mid-long term cash needs.

Funds from retained earnings will be appropriated for capital investment aimed at securing the production capacity required to fulfill its obligation as a manufacturer with the leading share to maintain supply and at the development of next-generation products, together with market investment to establish the HOYA brand. The Company plans to go ahead with timely investments to actively pursue the possibility of mergers and acquisitions to further increase corporate value.

(2) Reasons for the appropriation of retained earnings of the fiscal year under review

i) With respect to the cash dividend of the fiscal year, the management reports that a year-end dividend of 30 yen per share will be paid in appreciation of the continued support from all our shareholders. Consequently, the total dividend for the fiscal year, including the interim dividend of 120 yen per share already paid, will amount to 150 yen per share. As mentioned above, the Company conducted a four-for-one stock split for its common shares on November 15, 2005. It is therefore difficult to compare dividends per share for the fiscal year under review with dividends per share for the previous fiscal year. However, if, for the sake of convenience, the final dividend per share for the fiscal year under

review is multiplied by four for purposes of comparison, based on the total number of outstanding shares before the stock split, it would be 120 yen. We may therefore say that the final dividend per share increased 30 yen from the previous fiscal year. Similarly, we may say that the annual dividend per share increased 90 yen from the previous fiscal year.

During this fiscal year, we invested record funds to bolster production facilities to respond to the rapid expansion of our markets. In the electro-optics segment in particular, state-of-the-art plants commenced operation in Asia.

Meanwhile, in addition to the above stock split, the Company acquired 15,686,800 shares of treasury stock, equivalent to 3.5% of total outstanding shares, at a cost of about 64.0 billion yen in November to December 2005. The Company thus took active steps to attract new shareholders and return profits to shareholders.

We have determined the dividend for the fiscal year under review, in consideration of balance between fund requirements for investments in next-generation products and new acquisitions, and the return of profits to shareholders.

The payout ratio is 34.9% on a consolidated basis, and the ratio of dividends to shareholders' equity is 9.4% on a consolidated basis for the fiscal year under review.

The amount of dividends of HOYA CORPORATION exceeded its net income on a non-consolidate basis. The payout ratio is 119.7% on a non-consolidated basis, and the ratio of dividend to shareholders' equity is 27.5% on a non-consolidated basis.

ii) The special depreciation reserve consists of the amount provided in accordance with the provisions of the Special Taxation Measures Law and the amount reversed in accordance with the provisions of the Special Taxation Measures Law.

iii) The reserve for deferred income taxes on fixed assets consists of the amount reversed in accordance with the provisions of the Corporation Tax Law and the Special Taxation Measures Law.

iv) The Company cancelled 14,379,000 shares of treasury stock of 15,695,711 shares acquired during the fiscal year under review. Therefore, the Company reversed all of the general reserve (123,341,729,226 yen) to prepare for the flexible implementation of a capital policy in the future.

(Note) An interim dividend of 13,373,808,000 yen (120 yen per share) was paid on November 21, 2005.

Copy of Independent Auditors' Audit Report (Translation)

INDEPENDENT AUDITORS' REPORT

May 17, 2006

To: The Board of Directors
HOYA CORPORATION

KPMG AZSA & Co.

Teruo Suzuki (seal)
Certified Public Accountant:
Designated Partner,
Executive Partner

Hiroto Kaneko (seal)
Certified Public Accountant:
Participating Partner,
Executive Partner

Tetsuaki Nomura (seal)
Certified Public Accountant:
Designated Partner,
Executive Partner

In accordance with the provisions of Article 21-26, paragraph 4 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations," we, the oversigned auditing firm, audited the financial statements, namely, the balance sheets, the statements of income, the business report (to the extent it relates to accounting), the proposed appropriation of retained earnings and the supplementary schedules of HOYA CORPORATION for the 68th fiscal year from April 1, 2005 to March 31, 2006. The portions of the business report and the supplementary schedules to audit consisted of those matters contained therein which were stated on the basis of the entries in the accounting books of the Company. The management of the Company holds the responsibility for preparing such financial statements and supplementary schedules, while the responsibility of us, the oversigned auditing firm, is to express our opinion towards the financial statements and supplementary schedules from an independent standpoint.

We have made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us, the oversigned auditing firm, to obtain a reasonable guarantee on whether any material false representation exists in the financial statements and supplementary schedules. Our audit, which was based on testing audit, included examination of the presentations in their entirety in the financial statements and supplementary schedules, including the evaluation of the accounting policies employed by the management, the method of application thereof and the estimates made by the management. We, the oversigned auditing firm, consider that we have obtained reasonable grounds for expressing our opinion as a result of the audit. Our audit also included the auditing procedures followed in respect of any of the subsidiaries of the Company as we

considered necessary. However, this auditing firm was appointed as accounting auditor in the 68th fiscal year. Therefore, the matters stated in the business report pertaining to the accounting in and before the 67th fiscal year are shown based in the financial statements that were audited by the former accounting auditor.

As a result of such audit, we are of the opinions as follows:

(1) We are of the opinion that such balance sheets and the statements of income fairly present the state of the property and profit and loss of the Company in accordance with laws, ordinances and the Articles of Incorporation.

(2) We are of the opinion that the business report (to the extent it relates to the accounting for the 68th fiscal year) fairly presents the state of the Company in accordance with laws, ordinances and the Articles of Incorporation.

(3) We are of the opinion that the proposed appropriation of retained earnings is in conformity with laws, ordinances and the Articles of Incorporation.

(4) We are of the opinion that, with respect to the supplementary schedules (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code.

There is no such relation of interests between the Company and the oversigned auditing firm or any executive partner thereof as is required to be stated under the provisions of the Certified Public Accountants Law.

(END)

- -

AUDIT REPORT

We, members of the Audit Committee of the Company, audited the performance by Directors and Executive Officers of their duties during the 68th fiscal year from April 1, 2005 to March 31, 2006. We hereby report the results thereof as follows:

1. OUTLINE OF AUDIT METHOD

We monitored and examined the contents of the resolutions of the Board of Directors concerning the matters as listed in Article 21-7, paragraph 1, item 2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" (hereinafter referred to as "Law for Special Exceptions to the Commercial Code") and Article 193 of the Enforcement Rule of the Commercial Code, and the internal control system established thereunder, and in accordance with the audit policy, assignment of duties, etc. as determined by the Audit Committee and in collaboration with the sections of the HOYA Group in charge of internal control, attended important meetings, received reports or heard from Directors, Executive Officers, etc. on matters concerning the performance of their duties, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company, and required the subsidiaries to render reports on their business operations and made investigation into the state of their activities and property whenever necessary. We also required the Company's Independent Auditors to render reports on and accounts of their audit and examined the financial statements and supplementary schedules based on such reports and accounts.

2. AUDIT RESULTS

(1) We acknowledge that the details of the resolutions of the Board of Directors concerning the matters provided in Item 2 of Paragraph 1 of Article 21-7 of the Law for Special Provisions for the Commercial Code concerning Audit, etc. and Article 193 of the enforcement regulation of the Commercial Code are appropriate.

(2) We are of the opinion that the method and results of the audit made by KPMG AZSA & Co., the Company's Independent Auditors, are proper.

(3) We are of the opinion that the business report fairly presents the state of the Company in accordance with laws, ordinances and the Articles of Incorporation.

(4) We are of the opinion that the proposition relating to appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances.

(5) We are of the opinion that the supplementary schedules fairly present the matters to be stated therein and contain nothing to be pointed out.

(6) We are of the opinion that, in connection with the performance by the Directors or Executive Officers of their duties, no dishonest act or material fact of violation of laws, ordinances or the Articles of Incorporation exists.

With respect to competitive transactions of a director or executive officer, transactions involving a conflict of interest between a director or executive officer and the Company, the provision of profit by the Company without compensation, unusual transactions with a subsidiary or shareholder, and the acquisition and disposal of treasury stocks, in addition to the above auditing methods, we investigated the status of such transactions by requiring directors and executive officers to report as necessary. As a result, we acknowledge no breach of duty by a director or executive officer.

(7) We are of the opinion that, as results of the investigation of the subsidiaries, the performance by the Directors and Executive Officers of their duties contains nothing to be pointed out.

May 22, 2006

Audit Committee
HOYA CORPORATION

Yukiharu Kodama (seal)
Member of the Audit Committee

Takeo Shiina (seal)
Member of the Audit Committee

Yuzaburo Mogi (seal)
Member of the Audit Committee

Yoshikazu Hanawa (seal)
Member of the Audit Committee

Eiko Kono (seal)
Member of the Audit Committee

Notes: The Members of the Audit Committee, Yukiharu Kodama, Takeo Shiina, Yuzaburo Mogi, Yoshikazu Hanawa and Eiko Kono, are outside directors as provided for in the proviso to Article 21-8, paragraph 4 of the Law for Special Exceptions to the Commercial Code.

(END)

- -

INFORMATION RELATING TO THE EXERCISING OF VOTING RIGHTS

1. Total number of voting rights owned by all the shareholders:

4,305,235 rights

2. Propositions and information:

Proposition No. 1: Partial amendment to the Articles of Incorporation

We request your approval of the partial amendment of the current Articles of Incorporation as shown in the following proposition.

1. Reasons for the amendment:

(1) The Company sold a part of the business of subsidiaries during the fiscal year under review. Therefore, the business will be excluded from Article 2 (purpose).

(2) The Company cancelled 14,379,000 shares of treasury stock in accordance with the resolution of the Board of Directors based on Article 212 of the former Commercial Code on February 1, 2006. Therefore, the total number of authorized shares of the Company will be reduced by 14,379,000 shares (with the conduct of a four-for-one stock split for the common shares of the Company on November 15, 2005, the total number of shares which the Company is authorized to issue based on Paragraph 2 of Article 218 of the former Commercial Code was increased four times, from 316,224,600 shares to 1,264,898,400 shares).

(3) With the introduction of the Company Law (No. 86 law of 2005) and the Law for Establishment of Related Laws with the Enforcement of the Company Law (No. 87 law of 2005, hereinafter referred to as "the Establishment Law") on May 1, 2006, we will revise the current Articles of Incorporation of the Company as required under the Company Law and the Establishment Law.

(i) A new provision will be enacted to the effect that the rights of shareholders holding shares less than the number of shares in one stock trade unit will be limited to the rights provided in laws and ordinances and the Articles of Incorporation.

(ii) The name "transfer agent" will be changed to "shareholder register administrator." In addition, the administration of the equity warrant registry will be outsourced. The Articles of Incorporation will be amended as thereby required.

(iii) Approval has been given to consider reference materials for a shareholders meeting to have been provided to shareholders if they are disclosed via the Internet. The requisite provision will be introduced.

(iv) We will make a change to relax the requirement for a quorum for a resolution of the dismissal of a director similar to the resolution on the appointment of directors.

(v) A new provision will be introduced to make it possible for resolutions of the Board of Directors to be deemed to have been carried without holding the meeting of the Board of Directors to manage flexibly the Board of Directors.

(vi) The accounting auditor is positioned as an organization similar to the Board of Directors. Therefore, a chapter on accounting auditors will be added, and provisions concerning the selection and appointment, term of office and remuneration, etc. will be newly enacted.

(vii) A provision will be newly enacted so that surplus may be paid as dividend in addition to the current interim dividend and final dividend by deciding on a base date so as to distribute profits flexibly to shareholders.

(viii) In addition, we will make amendments as required such as a change in the number of articles which will be required due to the enactment, deletion or addition of provisions with the enforcement of the Company Law, etc.

2. Particulars of the amendment:

The particulars of the amendment proposition are as follows:

(The underlining indicates amended parts.)

Existing Articles of Incorporation	*Proposed Amendment to the Articles of Incorporation*
Chapter I. General Rules	**Chapter I. General Rules**
Article 1. (Trade name) The Company shall be called HOYA Kabushiki Kaisha. 2. The English trade name of the Company shall be HOYA CORPORATION.	Article 1. (Trade name) [Same as existing]
Article 2. (Purpose) The purpose of the Company shall be to engage in the following businesses: 1. Manufacturing and sale of glass and ceramic products 2. Manufacturing and sale of chemical materials and products 3. Manufacturing and sale of raw materials, parts and equipment related to electronics 4. Manufacturing and sale of raw materials, parts and equipment related to opto-electronics. 5. Manufacturing and sale of optical glass, optical equipment and related products 6. Manufacturing and sale of meters, measuring instruments and their parts 7. Manufacturing and sale of lenses, frames and equipment used for eye glasses and related medical appliances 8. Manufacturing and sale of contact lenses and related medical appliances 9. Manufacturing, wholesale and sale of intraocular lenses 10. Manufacturing and sale of pharmaceuticals, quasi-drugs and medical materials and equipment	Article 2. (Purpose) The purpose of the Company shall be to engage in the following businesses: (1)-(16) [Items are the same as the existing Items.]

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
11. Manufacturing and sale of products related to tableware and houseware (household goods)	
12. Manufacturing and sale of artistic crafts and interior products	
13. Development and sale of software	
14. Provision of data communication services and database services	
15. Internet provider business and Internet advertising business	
16. Services for planning and preparation of corporate websites for the Internet	
17. General manpower dispatch business and specified manpower dispatch business	[To be deleted]
18. Job placement service for consideration	[To be deleted]
19. Export and import of the products set out in the preceding Items	(17) Export and import of the products set out in the preceding Items
20. All businesses incidental to the preceding Items	(18) All businesses incidental to the preceding Items
Article 3. (Head office location) The head office of the Company shall be located in Shinjyuku-ku, Tokyo.	Article 3. (Head office location) [Same as existing]
Article 4. (Method for public notice) Public notices of the Company shall be published in the Tokyo edition of the *Nihon Keizai Shimbun*.	Article 4. (Method for public notices) [Same as existing]
Article 5. (Adopting of a system of "committee establishing company") The Company shall subject itself to the special exceptions as provided for in Chapter II, Section 4 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations (the "Special Exceptions Law").	Article 5. (Company adopting a committee-style corporate governance system) The Company shall adopt the committee-style corporate governance system, and establish, or appoint, a Board of Directors, Nomination Committee, Audit Committee, Remuneration Committee and accounting auditor in addition to the general meeting of shareholders and directors.
Chapter II. Stock	**Chapter II. Stock**
Article 6. (Total number of shares authorized to be issued by the Company) The total number of shares authorized to be issued by the Company shall be 1,264,898,400 shares. In case shares are retired, the corresponding number of shares shall be deducted from the said total number.	Article 6. (Total number of authorized shares) The total number of authorized shares of the Company shall be 1,250,519,400 shares.
Article 7. (Acquisition of treasury stocks) The Company may acquire treasury stocks by a resolution of the Board of Directors.	[To be deleted]
[To be newly established]	Article 7. (Issuance of share certificates) The Company shall issue share certificates for its stocks.
Article 8. (Number of shares in one-stock trade unit) One stock trade unit of the Company shall be 100 shares.	Article 8. (Number of shares in stock trade unit) [Same as existing]

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
Article 9. (Non-issuance of certificates for less-than-one-unit shares) The Company shall not issue certificates for shares constituting less than one unit of shares ("less-than-one-unit shares"), unless otherwise provided for in the Share Handling Rules mentioned in Article 12 hereof.	Article 9. (Non-issuance of certificates for less-than-one-unit shares) The Company shall not issue any share certificate for shares less than the number of shares of one stock trade unit. However, this shall not apply if otherwise provided in the Share Handling Rules set out in Article 12 of the Articles of Incorporation.
[To be newly established]	Article 10. (Right of shareholders with shares less than the number of shares of one stock trade unit) The shareholders of the Company (including beneficiary shareholders. This shall apply hereinafter.) shall not exercise rights other than the following rights for less than the number of shares in one stock trade unit which are held by them. (1) Rights provided in Paragraph 2 of Article 189 of the Company Law (2) Right to be allotted newly offered shares or newly offered equity warrants according to the number of shares held by shareholders (3) Right to request the Company to sell the number of shares that will become the number of shares of one stock trade unit if combined with shares less than the number of shares of one stock trade unit which are held by a shareholder
Article 10. (Further purchase of less-than-one-unit shares) Any shareholder (including beneficial shareholder; the same applies hereinafter) who holds less-than-one-unit shares of the Company shall be entitled to request the Company to sell the number of shares that will, together with such less-than-one-unit shares, constitute a full unit of shares.	[To be deleted]
Article 11. (Transfer agent) A transfer agent shall be appointed with regard to the shares of the Company. 2 The Company shall select such transfer agent and its place of business and give public notice thereof. 3 The register of shareholders (including the register of beneficial shareholders; the same applies hereinafter) and the register of loss of share certificates of the Company shall be kept on file at the place of business of the transfer agent and the registration of a transfer of shares, registration of loss of share certificates, purchase and sale of less-than-one-unit shares and other business relating to its shares shall be handled by the transfer agent and not by the Company.	Article 11. (Shareholder register administrator) The Company shall appoint a shareholder register administrator for its shares. 2 The Company shall select a shareholder register administrator and its place of business and give public notice thereof. 3 The preparation and custody of the register of shareholders (including the register of beneficial shareholders; this shall apply hereinafter), the register of equity warrants and the register of loss of share certificates of the Company and other businesses relating to its shares and the register of equity warrants shall be handled by the shareholder register administrator and not by the Company.
Article 12. (Share Handling Rules) The denominations of share certificates to be issued by the Company, the registration of a transfer of shares, registration of a transfer of new share subscription rights, preparation of the register of beneficial shareholders, preparation of the register of new share subscription rights, acceptance of beneficial shareholder notices, registration of loss of share certificates, purchase and sale of less-than-one-unit shares and other matters concerning the shares of the Company shall be governed by the Share Handling Rules to be established by the Company in addition as provided for in laws or ordinances and in these Articles of Incorporation.	Article 12. (Share Handling Rules) Rules concerning the shares and equity warrants of the Company shall be based on laws and ordinances, the Articles of Incorporation and the stock handling regulation to be established by the Company.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
Article 13. (Record date) The Company shall treat the shareholders appearing in the final register of shareholders as of March 31 of each year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders relating to the relevant closing of accounts. 2. If necessary, in addition to the preceding paragraph, the Company may set a record date upon giving prior public notice in accordance with the resolution of the Board of Directors.	[Moved to Article 14]
Chapter III. General Meeting of Shareholders	**Chapter III. General Meeting of Shareholders**
Article 14. (Convocation) An ordinary general meeting of shareholders of the Company shall be convened in every June, and an extraordinary general meeting of shareholders of the Company shall be convened as required.	Article 13. (Convocation) [Same as existing]
<Transferred from Article 13>	Article 14. (Record date) The record date for the voting rights at the ordinay general meeting of the Company shall be March 31 of every year.
Article 15. (Person to convene meetings and chairman) Unless otherwise provided for in laws or ordinances, a general meeting of shareholders shall be convened by the Chief Executive Officer mentioned in Article 35 hereof in accordance with the resolution of the Board of Directors, who shall act as chairman of such meeting; provided, however, that if the Chief Executive Officer is unable to act, a Director shall act in his place in the order previously fixed by the Board of Directors. 2. The chairman shall maintain order and arrange the proceedings at the general meeting.	Article 15. (Person to convene meetings and chairman) Unless otherwise provided for in laws or ordinances, a general meeting of shareholders shall be convened by a Director who was nominated by the Board of Directors in advance in accordance with the resolution of the Board of Directors, who shall act as chairman of such meeting; provided, however, that if the Director is unable to act, another Director shall act in his place in the order previously fixed by the Board of Directors. 2. [Same as existing]
Article 16. (Resolutions) Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present. 2. Special resolutions of a general meeting of shareholders (as provided for in Article 343, paragraph 1 of the Commercial Code) shall be adopted at such meeting at which shareholders holding one-third (1/3) or more of voting rights of all the shareholders shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.	Article 16. (Resolutions) Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions of a general meeting of shareholders shall be carried by a majority of the voting rights of the shareholders present who may exercise the voting rights. 2. Special resolutions of a general meeting of shareholders (as provided for in Paragraph 2 of Article 309 of the Company Law) shall be carried, at such meeting at which shareholders holding one-third (1/3) or more of voting rights of the shareholders who may exercise the voting rights shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.
Article 17. (Exercise of voting right by proxy) A shareholder may exercise its voting right by appointing other shareholder(s) with voting right as a proxy. In this event, the shareholder shall submit a document certifying the right of proxy at each time of a general meeting of shareholders.	Article 17. (Exercise of voting right by proxy) A shareholder may exercise its voting right by appointing another shareholder with voting right as a proxy. In this event, the shareholder shall submit a document certifying the right of proxy at each time of a general meeting of shareholders.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
Article 18. (Shareholders' right to make proposals) If a shareholder desires to make a proposal with respect to the matters forming the objects of a general meeting of shareholders or any proposition to be submitted to it, such shareholder must present written request therefore to the Directors eight (8) weeks prior to the date of the meeting.	[To be deleted]
[To be newly established]	Article 18. (Disclosure through website) The Company may deem that the information on the matters to be stated or shown on the reference materials of a general meeting of shareholders, business report, financial statements and consolidated financial statements, if disclosed by a method using the Internet as provided for in laws and ordinances, was provided to shareholders.
Article 19. (Minutes) The proceedings in outline and the resultant actions taken at a general meeting of shareholders shall be recorded in minutes and the chairman and the Directors and Executive Officers present shall affix their names and seals thereto.	Article 19. (Minutes) Minutes shall be prepared for the proceedings at a general meeting of shareholders as provided for in laws and ordinances.
Chapter IV. Directors, Board of Directors and Committees	**Chapter IV. Directors, Board of Directors and Committees**
Article 20. (Number) The Company shall have not more than 10 Directors. 2. A half or more of the Directors shall be outside Directors (as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code).	Article 20. (Number) [Same as existing] 2. A half or more of the Directors shall be outside Directors (as provided for in Item 15 of Article 2 of the Company Law).
Article 21. (Appointment) The resolution of the appointment of a Director shall be carried by a majority of the voting rights of shareholders present who hold one third or more of the voting rights of all shareholders. 2. The appointment of Directors shall not be based on cumulative voting.	Article 21. (Appointment and dismissal) The resolution of the appointment and dismissal of a Director shall be carried by a majority of the voting rights of shareholders present who hold one third or more of the voting rights of shareholders eligible to exercise voting rights. [Same as existing]
Article 22. (Term of office) The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within one (1) year after their assumption of office.	Article 22. (Term of office) The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the last business year ending within one (1) year after their assumption of office.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
Article 23. (Person to convene the Board of Directors and chairman) Unless otherwise provided in laws or ordinances, a meeting of the Board of Directors shall be convened by a Director previously appointed by the Board of Directors, who shall act as chairman of such meeting; provided, however, that if the Director is unable to act, another Director shall act in his place in the order previously fixed by the Board of Directors. 2. For the purpose of the convening of a meeting under the preceding paragraph, notice of such meeting shall be dispatched to each Director at least three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in case of urgency.	Article 23. (Person to convene the Board of Directors and chairman) [Same as existing]
Article 24. (Resolution of the Board of Director) A resolution of the Board of Directors shall be carried by a majority of Directors present at a meeting of the Board of Directors to which a majority of Directors attend. [To be newly established]	Article 24. (Resolution of the Board of Director) A resolution of the Board of Directors shall be carried by a majority of Directors present at a meeting of the Board of Directors to which a majority of Directors eligible to participate in the decision attend. 2. When all Directors (limited to Directors eligible to participate in a decision) agree to a matter before a meeting of the Board of Directors, the Board of Directors shall be deemed to have resolved to approve that matter.
Article 25. (Minutes of the Board of Directors) The proceedings in outline and the resultant actions taken at a meeting of the Board of Directors shall be recorded in minutes and the chairman and the Directors present shall affix their names and seals thereto.	Article 25. (Minutes of the Board of Directors) The proceedings of a meeting of the Board of Directors shall be recorded in minutes and the chairman and the Directors present shall affix their names and seals thereto as provided for in laws and ordinances.
Article 26. (Regulations of the Board of Directors) In addition as provided for in laws or ordinances or in these Articles of Incorporation, all matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors to be established by the Board of Directors.	Article 26. (Regulations of the Board of Directors) [Same as existing]
Article 27. (Remuneration) Remuneration of the Directors shall be determined by resolution of the Remuneration Committee.	Article 27. (Remuneration, etc.) Remuneration, bonuses, and other financial benefits received from the Company as compensation for the fulfillment of duties (hereinafter referred to as "the remuneration") of the Directors shall be determined by resolution of the Remuneration Committee.
Article 28. (Indemnity) The Company may, by resolution of the Board of Directors, exempt any Director (including any ex-Director) from liabilities as provided for in Article 21-17, paragraph 1 of the Special Exceptions Law.	Article 28. (Indemnity) The Company may, by resolution of the Board of Directors, exempt any Director (including any ex-Director) from liabilities as provided for in Article 423, paragraph 1 of the Company Law.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
Article 29. (Agreement with outside Director to limit the Director's liabilities) The Company may enter into an agreement with any outside Director to limit liabilities as provided for in Article 21-17, paragraph 1 of the Special Exceptions Law, which may be incurred by such Director in the future, to the larger of the amount set out in advance which shall be not less than 10,000,000 yen and the aggregate amount as provided for in the items of paragraph 19 of Article 266 of the Commercial Code applied by Article 21-17, paragraph 5 of the said Law.	Article 29. (Agreement with outside Director to limit the Director's liabilities) The Company may enter into an agreement with any outside Director to limit liabilities as provided for in Article 423, paragraph 1 of the Company Law, which may be incurred by such Director in the future, to the larger of the amount set out in advance which shall be not less than 10,000,000 yen and the amount as provided for in laws or ordinances.
Article 30. (Establishment and powers of Committees) The Company shall have an Audit Committee, Nomination Committee and Remuneration Committee. 2. Each of the Audit Committee, Nomination Committee and Remuneration Committee shall determine all matters as provided for in laws or ordinances and exercise all powers necessary to perform its functions.	[To be deleted]
Article 31. (Constitution of Committee) Each Committee shall consist of three (3) or more members who shall be Directors. 2. The election and dismissal of members of each Committee shall be by resolution of the Board of Directors. 3. A majority of the members of each of the Nomination Committee and the Remuneration Committee shall be outside Directors who shall not be Executive Officers of the Company. 4. A majority of the members of the Audit Committee shall be outside Directors who shall not be Executive Officers of the Company and any Director other than such outside Directors who is a member thereof shall not execute business of the Company or any of its subsidiaries.	Article 30. (Constitution of Committee) [Same as existing] 2. The election and dismissal of members of each Committee shall be by resolution of the Board of Directors. 3. A majority of the members of each of the Nomination Committee and the Remuneration Committee shall be outside Directors. 4. A majority of the members of the Audit Committee shall be outside Directors and any Director other than such outside Directors who is a member thereof shall not execute business of the Company or any of its subsidiaries.
Chapter V. Executive Officers	**Chapter V. Executive Officers**
Article 32. (Number) The Company shall have not less than two (2) Executive Officers.	Article 31. (Number) [Same as existing]
Article 33. (Election and dismissal of Executive Officers and Representative Executive Officers) The election and dismissal of Executive Officers and Representative Executive Officers shall be by resolution of the Board of Directors. [To be newly established]	Article 32. (Election and dismissal of Executive Officers and Representative Executive Officers, etc.) The election and dismissal of Executive Officers shall be by resolution of the Board of Directors. 2. The election and dismissal of Representative Executive Officers shall be by resolution of the Board of Directors.
Article 34. (Term of office) The term of office of Executive Officers shall expire at the close of the first meeting of the Board of Directors held after the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within one (1) year after their assumption of office.	Article 33. (Term of office) The term of office of Executive Officers shall expire at the close of the first meeting of the Board of Directors convened after the close of the ordinary general meeting of shareholders relating to the last business year ending within one (1) year after their assumption of office.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
Article 35. (Assignment of functions and command-and-order relationship) By resolution of the Board of Directors, one (1) Chief Executive Officer shall be elected from among the Representative Executive Officers and (1) Chief Financial Officer shall be elected from among the Representative Executive Officers or Executive Officers. 2. The assignment of functions and the command- and-order relationship among Executive Officers shall be determined by resolution of the Board of Directors.	Article 34. (Assignment of functions and command-and-order relationship) By resolution of the Board of Directors, one (1) Chief Executive Officer shall be determined from among the Representative Executive Officers and (1) Chief Financial Officer shall be determined from among the Representative Executive Officers or Executive Officers. [Same as existing]
Article 36. (Remuneration) Remuneration of the Executive Officers shall be determined by resolution of the Remuneration Committee.	Article 35. (Remuneration, etc.) Remuneration, etc. of the Executive Officers shall be determined by resolution of the Remuneration Committee.
Article 37. (Indemnity) The Company may, by resolution of the Board of Directors, exempt any Executive Officer (including any ex-Executive Officer) from liabilities as provided for in Article 21-17, paragraph 1 of the Special Exceptions Law.	Article 36. (Indemnity) The Company may, by resolution of the Board of Directors, exempt any Executive Officer (including any ex-Executive Officer) from liabilities as provided for in Article 423, paragraph 1 of the Company Law.
[To be newly established]	**Chapter VI. Accounting Auditor**
[To be newly established]	Article 37. (Appointment) The appointment of an Accounting Auditor shall be based on a resolution at a general meeting of shareholders.
[To be newly established]	Article 38. (Term of office) The term of office of an Accounting Auditor shall expire at the close of the ordinary general meeting of shareholders relating to the last business year ending within one (1) year after his or her assumption of office; provided, however, that, unless otherwise resolved at the above ordinary general meeting of shareholders, the Accounting Auditor shall be deemed to have been reappointed..
[To be newly established]	Article 39. (Remuneration, etc.) The remuneration, etc. of an Accounting Auditor shall be determined with the approval of the Audit Committee.
Chapter VI. Accounting	**Chapter VII. Accounting**
Article 38. (Business year and closing date)	Article 40. (Business year)
The business year of the Company shall be from April 1 of every year to March 31 of the following year. The last day of the business year shall become the closing date.	The business year of the Company shall be from April 1 of every year to March 31 of the following year.
[To be newly established]	Article 41. (Organization to decide on dividends) The Company shall decide on matters such as the dividend of profit provided in each Item of Paragraph 1 of Article 459 of the Company Law, based on resolutions of the Board of Directors, not based on resolutions of a general meeting of shareholders.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
Article 39. (Dividends of profit) Dividends of profit of the Company shall be paid to the shareholders or the pledgees appearing in the final register of shareholders as of the date of closing of accounts for each business year. [To be newly established]	Article 42. (Record date for dividend of profit) The record date for the dividend of profit of the Company shall be March 31 and September 30 of every year. 2. The Company may pay a dividend of profit by determining a record date which is different from the record dates set out in the preceding Paragraph.
Article 40. (Interim dividends) The Company may, by resolution of the Board of Directors, pay an interim dividend to the shareholders or the pledgees appearing in the final register of shareholders as of September 30 of each year.	[To be deleted]
Article 41. (Statutory exclusive period for dividend) When a dividend or interim dividend are not received within three years of the date of the start of payment, the Company shall be exempted from the obligation to pay them.	Article 43. (Statutory exclusive period for dividend) When a dividend is not received within three years of the date of the start of payment, the Company shall be exempted from the obligation to pay it.
Article 42. Any matter not covered by these Articles of Incorporation shall be subject to the Commercial Code and other laws or ordinances.	Article 44. Any matter not covered by these Articles of Incorporation shall be subject to the Company Law and other laws or ordinances.
Supplementary Provision The Company may exempt from liability Statutory Auditors before the Company's shift to a company adopting the committee-style corporate governance system, subject to the limit provided in laws and ordinances, by resolution of the Board of Directors as provided for in Paragraph 1 of Article 280 of the Commercial Code.	Supplementary Provision The Company may exempt from liability Statutory Auditors before the Company's shift to a company adopting the committee-style corporate governance system, subject to the limit provided in laws and ordinances, by resolution of the Board of Directors as provided for in Paragraph 1 of Article 426 of the Company Law.

Proposition No. 2: Election of eight Directors

The term of office of all of the eight Directors will expire at the close of this Ordinary General Meeting of Shareholders. It is therefore proposed that eight Directors be elected in accordance with the decision of the Nomination Committee.

The Nomination Committee has reported that according to the "Basis for Election of Candidates for Directors" established by the committee, each candidate for Director does not fall under any reason for disqualification and all candidates for both inside Directors and outside Directors meet the requirements for such candidates.

The candidates for Directors are as follows:

	Name (Date of birth)	Brief history and representation of other companies		Number of shares of the Company held by Candidate
1.	Takeo Shiina (May 11, 1929)	Jun. 1953	Joined IBM Japan, Ltd.	4,000 shares
		May 1962	Director of IBM Japan, Ltd.	
		Feb. 1975	President and Representative Director of IBM Japan, Ltd.	
		Jan. 1993	Chairman of IBM Japan, Ltd.	
		Jun. 1995	Director of the Company (present post)	
		Dec. 1999	Senior Adviser to IBM Japan, Ltd. (present post)	
2.	Yuzaburo Mogi (Feb. 13, 1935)	Apr. 1958	Joined Noda Shoyu Co., Ltd. (present Kikkoman Corporation)	4,000 shares
		Mar. 1979	Director of Kikkoman Corporation	
		Mar. 1982	Managing Director of Kikkoman Corporation	
		Oct. 1985	Managing Director and Representative Director of Kikkoman Corporation	
		Mar. 1989	Executive Managing Director and Representative Director of Kikkoman Corporation	
		Mar. 1994	Executive Vice President and Representative Director of Kikkoman Corporation	
		Feb. 1995	President and Representative Director of Kikkoman Corporation	
		Jun. 2001	Director of the Company (present post)	
		Jun. 2004	Representative Director, Chairman and CEO of Kikkoman Corporation (present post)	

	Name (Date of birth)	Brief history and representation of other companies		Number of shares of the Company held by Candidate
3.	Yoshikazu Hanawa (Mar. 16, 1934)	Apr. 1957	Joined Nissan Motor Co., Ltd.	4,000 shares
		Jun. 1985	Director of Nissan Motor Co., Ltd.	
		Jan. 1988	Managing Director of Nissan Motor Co., Ltd.	
		Jun. 1990	Executive Managing Director of Nissan Motor Co., Ltd.	
		Jun. 1991	Executive Vice President and Representative Director of Nissan Motor Co., Ltd.	
		Jun. 1996	President and Representative Director of Nissan Motor Co., Ltd.	
		Jun. 1999	Chairman, President, Representative Director and CEO of Nissan Motor Co., Ltd.	
		Jun. 2000	Chairman, Representative Director and CEO of Nissan Motor Co., Ltd.	
		Jun. 2001	Chairman and Representative Director of Nissan Motor Co., Ltd.	
		Jun. 2003	Advisor and Honorary Chairman of Nissan Motor Co., Ltd. (present post)	
		Jun. 2003	Director of the Company (present post)	
4.	Eiko Kono (Jan. 1, 1946)	Dec. 1969	Joined RECRUIT Co., Ltd.	— shares
		Apr. 1984	Director of RECRUIT Co., Ltd.	
		Aug. 1985	Managing Director of RECRUIT Co., Ltd.	
		Nov. 1986	Senior Managing Director of RECRUIT Co., Ltd.	
		Jul. 1994	Executive Vice President of RECRUIT Co., Ltd.	
		Jun. 1997	President and Representative Director of RECRUIT Co., Ltd.	
		Jun. 2003	Director of the Company (present post)	
		Jun. 2003	Chairperson and CEO of RECRUIT Co., Ltd.	
		Apr. 2004	Chairperson and Chairperson of the Board of Directors of RECRUIT Co., Ltd.	
		Jun.2005	Special Advisor of RECRUIT Co.,Ltd. (present post)	

	Name (Date of birth)		Brief history and representation of other companies	Number of shares of the Company held by Candidate
5.	Yukiharu Kodama (May 9, 1934)	Apr.1957	Joined the Ministry of International Trade and Industry (MITI) (now the Ministry of Economy, Trade and Industry (METI))	— shares
		Jun.1985	Director General of the Minister's Secretariat MITI	
		Jun.1988	Director General of Industrial Policy Bureau MITI	
		Jun.1989	Administrative Vice-Minister of MITI.	
		Jun.1991	Retired from MITI	
		Jun. 1991	Advisor to Japan Industrial Policy Research Institute (JIPRI)	
		Feb. 1992	Advisor to the Industrial Bank of Japan (IBJ)	
		Jun. 1993	President of The Shoko Chukin Bank	
		Jun. 2001	Director of Mitsui OSK Lines (present post)	
		Jul. 2001	Chairman of the Japan Information Processing Development Corporation (present post)	
		Jun. 2005	Director of the Company (present post)	
6.	Hiroshi Suzuki (Aug. 31, 1958)	Apr. 1985	Joined the Company	722,080 shares
		Jun. 1993	Director of the Company	
		Jun. 1997	Managing Director of the Company	
		Apr. 1999	Managing Director of the Company, President, Electro Optics Company	
		Jun. 1999	Executive Managing Director of the Company	
		Jun. 2000	President and Representative Director of the Company	
		Jun. 2003	Director, President, Representative Executive Officer and CEO of the Company (present post)	
7.	Kenji Ema (Nov. 8, 1947)	Mar. 1970	Joined the Company	44,800 shares
		Jun. 1993	Director of the Company, in charge of Administration Planning, Accounting and Purchase	
		Jun. 1997	Managing Director of the Company, in charge of Strategy, Planning and Treasury	
		Jun. 2000	Executive Managing Director of the Company, in charge of Corporate Finance	
		Jun. 2001	Executive Managing Director and CFO of the Company	
		Jun. 2003	Director, Executive Officer and CFO of the Company (present post)	
		Jul. 2003	President of HOYA HOLDINGS N.V. (present post)	
8.	Hiroaki Tanji (Jul. 31, 1952)	Apr. 1992	Joined the Company	5,600 shares
		Apr. 1997	General Manager, Institute of Advanced Technology, R&D Center of the Company	
		Jul. 1999	Senior Vice President of HOYA HOLDINGS, INC.	
		Jun. 2000	Director of the Company	
		Nov. 2001	Director and Head of Business Development Division of the Company (present post)	
		Jun. 2003	Executive Officer of the Company (present post)	

(Notes) 1. No candidate has any relation of special interest with the Company.

2. Messrs. Takeo Shiina, Yuzaburo Mogi, Yoshikazu Hanawa, Yukiharu Kodama and Ms. Eiko Kono are candidates for outside directors as provided for in Article 2, Item 15 of the Company Law.

Proposition No. 3: Issuance of stock acquisition rights as stock options

It is hereby proposed that pursuant to the provisions of Article 238 and Article 239 of the Company Law, the Company shall issue stock acquisition rights to its employees of the Company, as well as the Directors and employees of its subsidiaries as stock options, as outlined below:

(Outline of the issuance of stock acquisition rights)

1. Reason for the issuance of stock acquisition rights to parties other than shareholders on specifically favorable conditions:

   The Company intends to issue stock acquisition rights to its employees and to the directors and employees of its subsidiaries, as described in paragraph 3 below, to raise the morale of its employees and of directors and employees of its subsidiaries, to motivate them to improve results and to attract excellent human resources,.

2. Qualified grantees of stock acquisition rights:

   Employees of the Company and the directors and employees of subsidiaries of the Company

3. Outline of the issuance of stock acquisition rights:

(1) Class and number of shares to be issued upon exercise of stock acquisition rights:

Not exceeding 1,200,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued upon exercising the stock acquisition rights shall be adjusted in accordance with the following formula. Such an adjustment shall be made only to the number of shares for which the said stock acquisition rights have not been exercised, with any fraction of one share occurring upon such an adjustment being discarded.

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

In addition, in cases specified by the Company by resolution of the Board of Directors, appropriate adjustment shall be made.

(2) Total number of stock acquisition rights to be issued:

Not exceeding 3,000 rights.
(The number of shares to be issued for each stock acquisition right is 400 shares. However, in the event an adjustment is made to the number of shares as set forth in item (1) above, this number shall be adjusted accordingly.)

(3) Issue price of a stock acquisition right:

Free of charge.

(4) Method of calculating the amount to be paid in upon exercising a stock acquisition right:

A paid-in amount upon exercise of each stock acquisition right shall be an amount obtained by multiplying the number of shares to be issued for each stock acquisition right as set forth in item (2) above by a paid-in amount per share to be determined below:

The paid-in amount per share shall be the closing price (regular trading) of the Company's shares on the Tokyo Stock Exchange on the day immediately preceding the day on which a resolution for the issuance of the stock acquisition rights is adopted (or if transactions are not validly made on that day, the closing price on the nearest preceding day).

In the event that the Company divides or consolidates its shares, the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

The appropriate adjustments shall also be made in cases specified by the Company by resolution of the Board of Directors, .

(5) Period during which the stock acquisition rights can be exercised:

From October 1, 2007 to September 30, 2016. Provided, however, that the exercise of the stock acquisition rights during the said period may be restricted subject to the contract of granting stock acquisition rights to be entered into between individual grantees of the rights and the Company (a "Stock Acquisition Right Allocation Contract").

(6) Terms and conditions of the exercise of stock acquisition rights:

(i) Any grantee of stock acquisition rights shall remain in office as the Company's employee or director or employee of its subsidiaries when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or for any other legitimate reason.

(ii) The exercise of stock acquisition rights by a heir(s), a transferee(s), a pledgee(s) and other successors of a person who was allotted stock acquisition right under the Stock Acquisition Right Allocation Contract shall not be allowed.

(iii) In a Stock Acquisition Right Allocation Contract, the Company shall have the right to fix the maximum number of the stock acquisition rights exercisable, or the maximum aggregate issue price of shares to be issued upon exercise of the stock acquisition rights, in each year (from January 1 to December 31) during the period the stock acquisition rights can be exercised.

(v) Any other terms or conditions shall be governed by a Stock Acquisition Right Allocation Contract to be entered into in accordance with the resolution of the Board of Directors for the issuance of the stock acquisition rights.

(7) Acquisition of stock acquisition rights:

In the event that a merger agreement under which the Company is not the surviving company, a division agreement or division plan under which the Company is divided, a stock-for-stock exchange agreement under which the Company becomes a wholly-owned subsidiary or a stock-transfer plan is approved at a General Meeting of Shareholders (a resolution of the Board of Directors or a decision of the Representative Executive Officers when the approval of a General Meeting of Shareholders is not required), the Company may acquire stock acquisition rights without consideration.

(8) Common stock and capital reserve to be increased

In the event of the issue of shares through the exercise of a stock acquisition right, the amount of increase in common stock per share shall be the amount obtained by multiplying the amount per share invested at the time of the exercise of the stock acquisition right (rounding up any fraction arising from the calculation) by 0.5. The amount of increase in capital reserve per share shall be the amount obtained by deducting the amount of capitalization into common stock from the amount per share invested at the time of the exercise of the stock acquisition right.

(9) Restrictions on assignment of stock acquisition rights:

Assignment of stock acquisition rights requires the approval of the Board of Directors.

(10) Delegation of authority for decisions on detailed terms and conditions for stock acquisition rights

The detailed terms and conditions concerning the stock acquisition rights shall be determined by resolution at a meeting of the Board of Directors to be held after the Ordinary General Meeting of Shareholders.

Memo

MAP
to
The Meeting Place

Venue……Orion, 5th floor, Chinzan-so
10-8, Sekiguchi 2-chome, Bunkyo-ku, Tokyo, Japan
Tel: 03-3943-1111 (switchboard)

Access……Subway: Ten minutes walk from 1a exit of *Edogawabashi* Station on the Tokyo Metro Yurakucho Line

JR / Bus: Cross the crosswalk in front of *Mejiro* Station, and take the Toei bus bound for Shinjuku West Exit from the *Mejiro-eki-mae* stop on your left, or the bus bound for Chinzan-so or for Shinjuku West Exit from the *Kawamura-Gakuen-mae* stop on your right. Get off at the *Chinzanso-mae* stop. (10 minutes)

* The public transportation above is recommended as roads around the venue and parking lots will be crowded.



To Ueno
Chinzan-so
(meeting place)
To Narimasu
Ikebukuro
Bus stops (Toei bus)
Kawamura Gakuen
Cathedral Church
Gokokuji Temple
Metropolitan Expressway No.5 Waseda ramp
Tokyo Metro Yurakucho Line "Edogawabashi"
Mejiro
Gakushuin Univ.
Mejiro Dori
Kanda River
To Tokyo
Sobu Line / Chuo Line
Metropolitan Expressway No.5
Tokyo Metro Yurakucho Line
Iidabashi
Takadanobaba
Waseda Dori
JR Yamamote Line
To Shinjuku
Meiji Dori
Ohkubo Dori
Sotobori Dori
To Shinjuku



June 16, 2006

Notice of the Results of the 68th Ordinary General Meeting of Shareholders

Dear Shreholders:

The 68th Ordinary General Meeting of Shareholders of the HOYA CORPORATION was held on June 16 (Friday), 2006, at 10:00 a.m. at the Chinzan-so, Tokyo, Japan and the following matters were reported and resolved.

We really appreciate your cooperation for the proxy voting.

Yours very truly,

HOYA CORPORATION
2-7-5, Naka-Ochiai, Shinjuku-ku,
Tokyo, Japan

Hiroshi Suzuki
President and Chief Executive Officer

1.Matters reported:

1. The business report, consolidated balance sheet, consolidated income statement for the 68th fiscal year (from April 1, 2005 to March 31, 2006) and the audited reports of the consolidated financial statements for the fiscal year by the Independent Auditors and the Audit Committee.

2. The balance sheet and income statement for the 68th fiscal year (from April 1, 2005 to March 31, 2006).

3. Reports on the contents and reasons for the appropriation of retained earnings for the 68th fiscal year.

4. Report on the acquisition of treasury stock based on the resolution of the board of directors as authorized under the articles of incorporation.

The above four matters were reported. The year-end dividend for the 68th business year was yen30 per share. Consequently, the dividend throughout the 68th business year, including the interim dividend of yen120 per share already paid, amounted to yen150 per share. The Company conducted a four-for-one stock split for its common shares on November 15, 2005. It is therefore difficult to compare dividends per share for the fiscal year under review with dividends per share for the previous fiscal year. However, if, for the sake of convenience, the final dividend per share for the fiscal year under review is multiplied by four for purposes of comparison, based on the total number of outstanding shares before the stock split, it would be 120 yen. We may therefore say that the final dividend per share increased 30 yen from the previous fiscal year. Similarly, we may say that the annual dividend per share increased 90 yen from the previous fiscal year.

2.Matters resolved:

Proposition No. 1: Partial amendment to the Articles of Incorporation.
The proposition was approved in its original form.
With the introduction of the Company Law (No. 86 law of 2005) and the Law for Establishment of Related Laws with the Enforcement of the Company Law (No. 87 law of 2005, hereinafter referred to as "the Establishment Law") on May 1, 2006, we revised the current Articles of Incorporation of the Company as required under the Company Law and the Establishment Law.

Proposition No. 2: Election of 8 Directors.
The proposition was approved in its original form.
Messrs. Takeo Shiina, Yuzaburo Mogi, Yoshikazu Hanawa, Eiko Kono, Yukiharu Kodama, Hiroshi Suzuki, Kenji Ema and Hiroaki Tanji were elected and inaugurated as Directors.

Proposition No. 3: Issuance of stock acquisition rights as stock options.
The proposition was approved in its original form.
The Company shall issue stock acquisition rights to its employees of the Company, as well as the Directors and employees of its subsidiaries as stock options not exceeding 3,000 rights.

The members of the new Board of Directors (as of June 16, 2006):

1. Directors

Name	Duties or primary occupations
Takeo Shiina	Senior Advisor of IBM Japan, Ltd.
Yuzaburo Mogi	Representative Director, Chairman and CEO of Kikkoman Corporation
Yoshikazu Hanawa	Advisor and Honorary Chairman of Nissan Motor Co., Ltd.
Eiko Kono	Special Advisor of RECRUIT Co., Ltd.
Yukiharu Kodama	Chairperson of Japan Information Processing Development Corporation
Hiroshi Suzuki	Chief Executive Officer
Kenji Ema	Chief Financial Officer
Hiroaki Tanji	CTO and General Manager of New Business Development

(Notes) Messrs. Takeo Shiina, Yuzaburo Mogi, Yoshikazu Hanawa, Yukiharu Kodama and Ms. Eiko Kono are candidates for outside directors as provided for in Article 2, Item 15 of the Company Law.

2. Executive Officers

Hiroshi Suzuki	President & CEO
Kenji Ema	Chief Financial Officer
Hiroaki Tanji	Chief Technology Officer and General Manager of New Business Development

証券コード：7741
平成18年５月25日

株　主　各　位

東京都新宿区中落合二丁目７番５号
HOYA株式会社
代表執行役
最高経営責任者　鈴木　洋

第68期定時株主総会招集ご通知

拝啓　ますますご清栄のこととお喜び申しあげます。

さて、当社第68期定時株主総会を下記のとおり開催いたしますので、ご出席くださいますようご案内申しあげます。

なお、当日ご出席願えない場合は、書面によって議決権を行使することができますので、後記参考書類をご検討のうえ、お手数ながら同封の議決権行使書用紙に議案に対する賛否をご表示いただき、ご押印のうえ平成18年６月15日（木曜日）までに到着するようご返送いただきたくお願い申しあげます。

敬　具

記

１．日　時　平成18年６月16日（金曜日）　午前10時から

２．場　所　東京都文京区関口二丁目10番８号
椿山荘　５階　オリオン
（会場を従来の当社本社から上記会場に変更しておりますので、末尾の会場ご案内図をご参照のうえ、お間違えのないようご注意お願い申しあげます。）

３．会議の目的事項

(1) **報告事項**

１．第68期（平成17年４月１日から平成18年３月31日まで）営業報告書、連結貸借対照表および連結損益計算書ならびに会計監査人および監査委員会の連結計算書類監査結果報告の件

２．第68期（平成17年４月１日から平成18年３月31日まで）貸借対照表および損益計算書報告の件

３．第68期利益処分の内容および理由等報告の件

４．定款授権に基づく取締役会決議による自己株式買受け報告の件

(2) **決議事項**

第１号議案　定款一部変更の件
議案の要領は、後記の「議決権行使についての参考書類」（58頁～70頁）に記載のとおりであります。

第２号議案　取締役８名選任の件

第３号議案　ストックオプションとして新株予約権を発行する件
議案の要領は、後記の「議決権行使についての参考書類」（75頁～78頁）に記載のとおりであります。

会議の目的事項に関する添付書類および議決権行使についての参考書類は、次頁以下に記載のとおりであります。

以　上

お願い：　当日ご出席の際は、お手数ながら同封の議決権行使書用紙を会場受付へご提出願います。なお、代理人がご出席の際は、委任状を議決権行使書用紙とともに会場受付にご提出ください。
（代理人の資格は、定款の定めにより議決権を有する株主に限ります。）

（添付書類）

第68期営業報告書

（平成17年４月１日から平成18年３月31日まで）

Ⅰ．営業の概況

１．ＨＯＹＡグループの営業の経過および成果

(1) 全 般 の 概 況

当社グループは、当連結会計年度末現在でＨＯＹＡ株式会社および連結子法人等62社（国内５社、海外57社）ならびに国内の関連会社５社により構成されております。なお、関連会社５社のうち１社は持分法適用会社であります。

当社グループは、ＨＯＹＡ株式会社グローバル本社が立案する経営戦略を、各事業部門および事業子会社が、独立した経営責任のもとに遂行しております。

地域別ではアジア、北米、欧州各地域の地域本社が、国・地域とのリレーションの強化、法務支援および内部監査等を行ない、事業活動の推進をサポートしております。特に欧州には、当社グループの財務拠点を置いております。

＜売上高の概況＞

当連結会計年度は、好調なデジタル家電関連製品をけん引役として、円安基調を背景に、輸出産業中心に企業収益は順調な成長を示してまいりました。政府も８月に「景気の踊り場状況の脱却」を宣言し、その後景気の基調判断を上方修正してまいりました。企業の設備投資の計画も上向きで、雇用の改善を受けて個人消費にも明るさが増し、内需関連も堅調に回復してまいりました。

為替の状況は、当連結会計年度の平均為替レートは、前連結会計年度に比べてＵＳドルは5.9％、ユーロは1.8％、タイバーツは4.9％のそれぞれ円安となりました。

そうしたなか当社グループでは、エレクトロオプティクス部門では、全般に顧客の積極的な生産能力の増強と新製品の開発が盛んで、高精度製品を中心に需要が好調に推移しました。ビジョンケア部門では、メガネレンズが海外市場で堅調な伸びを示し、ヘルスケア部門では高機能製品が好調に推移しました。その結果、当連結会計年度の売上高は3,442億2千8百万円と、前連結会計年度に比べて11.7%の増収となりました。



売上高と平均為替レートの推移
(百万円)
350,000
250,000
150,000
50,000
125.89円
121.20円
112.76円
107.60円
113.93円
平均為替レート
(米ドル=円)
売上高
235,265
246,293
271,443
308,172
344,228
平成14年
3月期
平成15年
3月期
平成16年
3月期
平成17年
3月期
平成18年
3月期

＜利益の状況＞

当連結会計年度は、エレクトロオプティクス部門で高精度製品の受注が拡大し、主力の工場はフル生産を続け、増益となりました。ビジョンケア部門では、メガネレンズは特に海外市場で新製品を含め高付加価値製品の販売の拡大を継続し、増益となりました。ヘルスケア部門は遠近両用コンタクトレンズ、軟性眼内レンズ等の高機能製品が引き続き好調に推移しましたが、一時的な研究開発費および販促費の増加により減益となりました。その結果、グループ全体で前連結会計年度に比べ、営業利益は19.0%、経常利益は15.8%、当期純利益は17.9%のそれぞれ増益となりました。売上高と併せて、いずれも過去最高を更新しました。


利益の推移
(百万円)
120,000
100,000
80,000
60,000
40,000
20,000
0
43,897
45,774
23,740
52,982
50,874
20,037
68,166
66,554
39,548
84,920
89,525
64,135
101,095
103,637
75,620
営業利益
経常利益
当期純利益
平成14年
3月期
平成15年
3月期
平成16年
3月期
平成17年
3月期
平成18年
3月期

１株当たり当期純利益は171円71銭となりました。

なお当社では、平成17年７月20日開催の取締役会の決議に基づき、平成17年11月15日付をもって当社普通株式１株につき４株の割合による株式の分割を行ないました。１株当たり当期純利益の過年度との比較等につきましては、後述の「4.営業成績および財産の状況の推移」の注記をご参照ください。

当期の期末配当金は業績を考慮し、１株当たり30円とさせていただきました。すでに実施済みの中間配当金１株当たり120円と合わせて、年間配当金は１株当たり150円となりました。なお、中間配当金は上述の株式分割前の発行済株式総数をもとにして決定されており、期末配当金は株式分割後の発行済株式総数をもとに決定されております。

＜財産の状況＞

当連結会計年度末は、前連結会計年度末に比べて現金及び預金が293億円減少（詳細は、「＜ご参考＞連結キャッシュ・フロー計算書」（37頁）に記載のとおりであります。）したこと等により、流動資産は205億９千８百万円減少しましたが、設備投資の拡大により固定資産が308億６千４百万円増加したため、総資産は前連結会計年度末に比べて100億５千５百万円増加し、3,615億３千７百万円となりました。

負債は、前連結会計年度末に比べ83億７千５百万円増加し、811億３千７百万円となりました。

株主資本は、当期純利益の計上を主要因として、前連結会計年度末に比べ15億９千１百万円増加し、2,794億８千万円となりました。株主資本比率は前連結会計年度より1.8ポイント減少し77.3%となりました。なお、利益剰余金の増減の内訳は、「＜ご参考＞連結剰余金計算書」（36頁）に記載のとおりであります。

ＲＯＥ（株主資本利益率）は、前連結会計年度より1.3ポイント増加し27.1%となりました。



(百万円)
財産の推移
78.8%
81.7%
75.5%
79.1%
77.3%
株主資本比率
400,000
300,000
200,000
100,000
0
278,067
219,180
274,288
224,218
289,887
218,978
351,482
277,889
361,537
279,480
総資産
株主資本
平成14年3月期
平成15年3月期
平成16年3月期
平成17年3月期
平成18年3月期

(2) 事業部門別（事業の種類別セグメント）の概況

◎ 情報・通信分野　売上高：2,006億４千４百万円（前連結会計年度比、13.7%増）

○ エレクトロオプティクス部門

売上高：1,905億５千１百万円（前連結会計年度比、15.0%増）

半導体製造用のマスクブランクスは、位相シフトマスク用ブランクス等、高精度製品の受注が増加し、前連結会計年度に比べ売上は増加しました。

半導体製造用のフォトマスクは、65nm（ナノメートル）クラス等の最先端品の受注は好調でしたが、前連結会計年度に普及品クラスの特別な受注があった関係で、売上は前連結会計年度とほぼ同レベルとなりました。液晶用大型マスクは、パネルメーカー各社における活発な新ラインの立ち上げおよび新機種開発により、最先端大型マスク需要が好調で、前連結会計年度に比べて売上は増加しました。

ＨＤＤ（ハードディスク装置）用ガラスディスクは、ノートパソコンの販売が堅調であったため、携帯音楽プレイヤー向け等の新アプリケーションは年度の半ばから減速しましたものの、前連結会計年度に比べて売上は増加しました。

光学レンズは、新しい用途としてカメラ付き携帯電話向けの出荷を開始し、また製品の高付加価値化戦略を推し進めたため、デジタルカメラ向けの緩やかな回復と併せて、前連結会計年度に比べて売上は増加しました。

○ ホトニクス部門

売上高：100億９千２百万円（前連結会計年度比、6.1%減）

当部門は各種レーザー機器、電子産業用光源、特殊光学ガラス等を扱っております。前連結会計年度（平成17年３月期）の売上の大幅な増加は、事業再編のためのグループ内における事業の移管によるものであります。


(百万円)
「情報・通信分野」売上高の推移
250,000
200,000
150,000
100,000
50,000
0
7,157
101,496
5,485
111,460
4,116
135,071
10,749
165,664
10,092
190,551
ホトニクス
エレクトロオプティクス
平成14年
3月期
平成15年
3月期
平成16年
3月期
平成17年
3月期
平成18年
3月期

◎ アイケア分野　売上高：1,399億4千万円（前連結会計年度比、10.7%増）

○ ビジョンケア部門

売上高：1,044億5千6百万円（前連結会計年度比、10.0%増）

メガネレンズの国内市場は、前連結会計年度に比べ市況が低迷するなか、当社では新製品の市場投入と累進レンズを中心とした製品の高付加価値化により高価格帯で成長しましたが、低価格帯での厳しい価格競争により、国内全体の売上は前連結会計年度とほぼ同レベルとなりました。

メガネレンズの海外市場では、アジア・大洋州、欧州、北米のすべての地域で新製品の市場投入と高屈折レンズ等の製品の高付加価値化を進めて堅調に推移し、海外市場合計の売上は前連結会計年度に比べて増加しました。特に欧州では最大市場のドイツの回復が顕著で、欧州市場全体の底上げにつながりました。

その結果、部門全体では前連結会計年度に比べて売上は増加しました。

○ ヘルスケア部門

売上高：354億８千３百万円（前連結会計年度比、13.0％増）

コンタクトレンズは、市場で安売り店が価格競争を続けるなか、当社グループの直営小売専門店チェーンの「アイシティ」では、継続的な新規出店と、専門知識を活かしたコンサルティング販売による遠近両用レンズ等の高付加価値商品の販売拡大により、前連結会計年度に比べて売上は増加しました。

眼内レンズ（ＩＯＬ）は、軟性（ソフト）ＩＯＬが国内外で好調に推移し、特にイエローレンズが好評で、前連結会計年度に比べて売上が増加しました。



(百万円)
「アイケア分野」売上高の推移
150,000
100,000
50,000
0
23,105
26,716
28,380
31,409
35,483
93,184
94,388
98,203
94,971
104,456
ヘルスケア
ビジョンケア
平成14年3月期
平成15年3月期
平成16年3月期
平成17年3月期
平成18年3月期

◎ その他の部門　売上高：36億４千２百万円（前連結会計年度比、32.3％減）

○ クリスタル部門

売上高：18億６千４百万円（前連結会計年度比、49.2％減）

クリスタルは、事業の再構築を進めておりますが、規模を縮小しており、売上は前連結会計年度に比べて減少しました。

○ サービス部門

売上高：17億７千７百万円（前連結会計年度比、4.2％増）

平成18年３月１日付で、ＨＯＹＡサービス株式会社の人材派遣事業を売却しました。

２．ＨＯＹＡグループの設備投資・資金調達の状況

当連結会計年度の設備投資額は、グループ合計で487億８千５百万円となりました。前連結会計年度に比べて86億１千万円増加しております。

当連結会計年度は、次世代を見据えたエレクトロオプティクス部門への投資を積極的に行ない、全体の約76％を占めました。

これらの所要資金は、自己資金にて賄っております。


(百万円)
設備投資の推移
50,000
40,000
30,000
20,000
10,000
0
19,585
15,948
30,659
40,175
48,785
平成14年3月期
平成15年3月期
平成16年3月期
平成17年3月期
平成18年3月期

３．ＨＯＹＡグループの対処すべき課題

当社グループは、企業価値の最大化を重点方針に掲げ、世界市場においてトップシェアを獲得すべく、グローバルにグループ経営を推し進めております。多岐にわたる事業運営において、経営資源の最適な組み合わせにより、競争力を最大限に引き出し、業績向上に取り組んでまいります。

当社グループにおける経営課題は以下のとおりです。

(1) 市場の変化への柔軟な対応と効率的な経営資源の活用

当社グループの事業領域は多岐にわたっておりますが、市場の動向にすばやく柔軟に対応していくために、顧客のニーズを的確に把握し、競合に先んじた戦略を立案してまいります。当社グループの経営資源を適切に配分し、設備投資、事業提携、M＆A、事業の撤退・縮小といった判断をタイムリーに行なってまいります。

(2) 新たな事業、技術の創出

企業収益を確保し、成長し続けるためには、既存事業の伸長はもとより、他社に真似のできない技術を開発し、新たな事業を創出していくことにより、従来とは異なる成長分野を生み出すことが重要な課題と認識しております。

世界に通用する技術や競争優位性の高い製品の開発、新規事業の開拓・創造、そして次代を担う人材の獲得・育成にさらに力を注いでまいります。

４．営業成績および財産の状況の推移

(1) ＨＯＹＡグループの営業成績および財産の状況の推移

区分 ＼ 期別	平成14年3月期	平成15年3月期	平成16年3月期	平成17年3月期	平成18年3月期
売上高（百万円）	235,265	246,293	271,443	308,172	344,228
経常利益（百万円）	45,774	50,874	66,554	89,525	103,637
当期純利益（百万円）	23,740	20,037	39,548	64,135	75,620
１株当たり当期純利益（円）	204.44	171.10	350.96	578.84	171.71
総資産（百万円）	278,067	274,288	289,887	351,482	361,537
株主資本（百万円）	219,180	224,218	218,978	277,889	279,480
株主資本比率（％）	78.8	81.7	75.5	79.1	77.3
ＲＯＥ(株主資本利益率)（％）	11.5	9.0	17.8	25.8	27.1
営業活動によるキャッシュ・フロー（百万円）	41,023	38,390	78,743	76,000	105,855
投資活動によるキャッシュ・フロー（百万円）	△ 19,653	△ 13,583	△ 28,338	△ 35,524	△ 52,012
財務活動によるキャッシュ・フロー（百万円）	△ 8,186	△ 14,547	△ 42,853	△ 11,692	△ 85,787
現金及び現金同等物の期末残高（百万円）	66,321	75,694	80,425	112,874	83,574

（注）１．１株当たり当期純利益は、期中平均株式数により算出しております。なお、平成15年３月期より「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）を適用しております。

２．平成15年３月期において当期純利益が減少しましたのは、当社および国内連結子法人等の厚生年金基金解散に伴う補填額149億４千９百万円を特別損失に計上したことによるものであります。

３．平成16年３月期および平成17年３月期において売上・利益が順調に増加しました主な要因は、エレクトロオプティクス部門において、顧客の新規開発の要求の高まりから、高精度製品の受注が増加したことによるものであります。

4．当連結会計年度（平成18年３月期）につきましては、前記「1．ＨＯＹＡグループの営業の経過および成果」（３頁）に記載のとおりであります。

なお、当連結会計年度に、平成17年11月15日付をもって当社普通株式１株につき４株の割合による株式の分割を行なっております。

上記の表中では過年度の１株当たり当期純利益につきまして遡及修正をしておりませんが、過年度比較のために、当該株式分割が当該期首に行なわれたと仮定して遡及修正を行なった場合の１株当たり当期純利益につきましては、以下のとおりです。

期別 / 区分	平成14年３月期	平成15年３月期	平成16年３月期	平成17年３月期	平成18年３月期
1株当たり当期純利益（円）	51.11	42.77	87.74	144.71	171.71

5．キャッシュ・フローに関する数値の△は、現金及び現金同等物の流出を示しております。

(2) 当社の営業成績および財産の状況の推移

期別 / 区分	第64期（平成14年３月期）	第65期（平成15年３月期）	第66期（平成16年３月期）	第67期（平成17年３月期）	第68期（平成18年３月期）
売上高（百万円）	151,789	159,432	183,771	224,608	248,195
経常利益（百万円）	30,169	29,460	33,610	46,536	44,788
当期純利益（百万円）	15,333	8,852	15,558	24,967	22,062
1株当たり当期純利益（円）	132.04	75.27	138.24	225.55	50.14
総資産（百万円）	217,074	209,387	209,673	222,313	219,063
株主資本（百万円）	171,933	166,374	143,617	159,316	95,598
株主資本比率（%）	79.2	79.5	68.5	71.7	43.6

（注）1．１株当たり当期純利益は、期中平均株式数に基づいて算出しております。なお、第65期（平成15年３月期）より「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）を適用しております。

当期に、平成17年11月15日付をもって当社普通株式１株につき４株の割合による株式の分割を行なっております。

上記の表中では過年度の１株当たり当期純利益につきまして遡及修正をしておりませんが、過年度比較のために、当該株式分割が当該期首に行なわれたと仮定して遡及修正を行なった場合の１株当たり当期純利益につきましては、以下のとおりです。

区分＼期別	第64期（平成14年３月期）	第65期（平成15年３月期）	第66期（平成16年３月期）	第67期（平成17年３月期）	第68期（平成18年３月期）
１株当たり当期純利益（円）	33.01	18.81	34.56	56.38	50.14

２．第65期（平成15年３月期）において当期純利益が大きく減少しましたのは、当社厚生年金基金解散に向けた手続に伴う補填額101億８千９百万円を特別損失に計上したことによるものであります。

３．第66期（平成16年３月期）および第67期（平成17年３月期）において売上・利益が順調に増加しました主な要因は、エレクトロオプティクス部門において、顧客の新規開発の要求の高まりから、高精度製品の受注が増加したことによるものであります。

４．当期第68期（平成18年３月期）につきましては、各主要部門において高精度製品を中心に需要は好調で売上は増加しましたが、一部生産の海外連結子法人等への移管を進めた結果、立ち上げ費用の発生等があり、親会社本体における営業利益、経常利益は減少しました。また、工場閉鎖に伴う環境整備費、機構改革に伴う退職加算金等の特別損失の計上により、当期純利益も減少しました。総資産は現預金の減少により前期末に比べて減少し、株主資本は自己株式の取得により前期末に比べて大きく減少しました。

Ⅱ．ＨＯＹＡグループおよび会社の概況（平成18年３月31日現在）

１．ＨＯＹＡグループの主要な事業内容

当社グループの事業は、半導体や液晶等のＩＴ（情報技術）関連の生産財を取り扱う情報・通信分野と、メガネレンズ、コンタクトレンズおよび眼内レンズ等の消費財を扱うアイケア分野に大別されます。各事業部門の主要取扱製品および役務は次のとおりであります。

分野	事業部門	主要製品および役務	売上高構成比
			%
情報・通信	エレクトロオプティクス	半導体用フォトマスク・マスクブランクス、液晶用マスク、液晶パネル用部品、ＨＤＤ用ガラスディスク、光学レンズ・光学ガラス、電子用ガラス、光通信関連製品	55.4
	ホトニクス	各種レーザー機器、電子産業用光源、特殊光学ガラス	2.9
アイケア	ビジョンケア	メガネ用レンズ・フレーム	30.4
	ヘルスケア	コンタクトレンズおよび付属品、眼内レンズ	10.3
その他	クリスタル	クリスタルガラス製品	0.5
	サービス	情報システムの構築、業務請負	0.5
合計			100.0

2．ＨＯＹＡグループの主要な事業所および工場

(1) ＨＯＹＡ株式会社グローバル本社

東京都新宿区中落合二丁目７番５号

(2) 主要な事業所

事業部門	地域	名称	所在地
エレクトロオプティクス	海外	HOYA CORPORATION USA	米国
		HOYA MAGNETICS SINGAPORE PTE. LTD.	シンガポール
		HOYA GLASS DISK THAILAND LTD.	タイ
		HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD.	中華人民共和国
	国内	HOYA㈱ブランクス事業部他、各営業部門	東京都新宿区他
		横浜マーケティングセンター	神奈川県横浜市
		関西マーケティングセンター	京都府京都市
		長坂工場	山梨県北杜市
		八王子工場	東京都八王子市
		熊本工場	熊本県大津町
		昭島工場	東京都昭島市
		長野工場	長野県高森町
ホトニクス	海外	HOYA PHOTONICS, INC.	米国
	国内	HOYA CANDEO OPTRONICS㈱	埼玉県戸田市
		HOYAフォトニクス㈱	埼玉県戸田市
ビジョンケア	海外	HOYA㈱ビジョンケアカンパニーグローバル本部	オランダ
		HOYA LENS DEUTSCHLAND GMBH	ドイツ
		HOYA LENS U.K. LTD.	英国
		HOYA LENS OF AMERICA, INC.	米国
		HOYA LENS THAILAND LTD.	タイ
		北米支店	米国テキサス州他
	国内	HOYA㈱ビジョンケアカンパニー日本本部	東京都新宿区
ヘルスケア	海外	HOYA MEDICAL SINGAPORE PTE. LTD.	シンガポール
	国内	HOYA㈱メディカル事業部	東京都新宿区
		HOYAヘルスケア㈱	東京都新宿区
クリスタル	国内	HOYA㈱クリスタルカンパニー管理部・営業部	東京都新宿区
サービス	国内	HOYAサービス㈱	東京都新宿区
		ウェルフェア㈱	東京都新宿区
全社	海外	HOYA HOLDINGS, INC.	米国
		HOYA HOLDINGS N.V.	オランダ
		HOYA HOLDINGS ASIA PACIFIC PTE. LTD.	シンガポール

３．株式の状況

(1) 会社が発行する株式の総数　普通株式　1,250,519,400株（前期末比934,294,800株増）

(2) 発行済株式の総数　普通株式　435,017,020株（前期末比322,668,015株増）

(3) 株　主　数　51,789名（前期末比44,346名増）

(4) １単元の株式数　100株

（注）１．平成17年11月15日付で、平成17年９月30日現在の株主に対して当社普通株式１株につき４株の割合による株式の分割を行ないました。これにより、当社の発行する株式の総数は948,673,800株増加し1,264,898,400株となり、発行済株式の総数は337,047,015株増加し449,396,020株となりました。

２．平成18年２月１日付で自己株式14,379,000株を消却いたしました。これにより、当社の発行する株式の総数および発行済株式の総数は同数減少し、上記(1)および(2)の状況になりました。

(5) 大株主の状況（上位10名）

順位	株主名	当社への出資状況		当社の大株主への出資状況	
		持株数	議決権比率	持株数	出資比率
		百株	%	百株	%
1	日本トラスティ・サービス信託銀行株式会社（信託口）	281,424	6.53	−	−
2	ステートストリートバンクアンドトラストカンパニー	249,435	5.79	−	−
3	日本マスタートラスト信託銀行株式会社（信託口）	228,443	5.30	−	−
4	ザチェースマンハッタンバンクエヌエイロンドン	218,406	5.07	−	−
5	ステートストリートバンクアンドトラストカンパニー505103	152,915	3.55	−	−
6	第一生命保険相互会社	115,306	2.67	−	−
7	日本生命保険相互会社	100,001	2.32	−	−
8	ザチェースマンハッタンバンクエヌエイロンドンエスエルオムニバスアカウント	93,460	2.17	−	−
9	山中衛	90,197	2.09	−	−
10	ザチェースマンハッタンバンク385036	87,464	2.03	−	−

（注） 持株数は議決権個数との関係から百株単位で表記し、単位未満は切り捨てて表示しております。

４．自己株式の取得、処分等および保有の状況

(1) 取得した株式

普　通　株　式	15,695,711株
取得価額の総額	64,031百万円

（注）上記のうち、第67期定時株主総会終結後、定款授権に基づく取締役会決議により買い受けた自己株式

① 取得株式の種類と数　当社普通株式　15,686,800株

② 取得総額　63,999百万円

③ 取得理由　経営環境の変化に対応し、機動的な資本政策を遂行するため。

④ 取得の方法　東京証券取引所における市場買付

(2) 処分した株式

普　通　株　式	786,152株
処分価額の総額	1,577百万円

(3) 失効手続をした株式

普　通　株　式	14,379,000株

(4) 決算期末において保有する株式

普　通　株　式	4,401,607株

（注）１．上記(1)および(2)の数値は、平成17年11月15日実施の株式分割が当連結会計年度の期首に行なわれたと仮定して算出しております。

２．平成17年３月31日現在において、当社は普通株式3,871,048株を保有しておりました。（上記の数値との比較のために、平成17年11月15日実施の株式分割を反映させて実際の残高数値を４倍しております。）

5．新株予約権の状況

(1) 現に発行している新株予約権

	新株予約権の数	新株予約権の目的となる株式の種類および数	新株予約権の行使時の1株当たり払込金額（第1回から第4回は株式分割調整後の金額）	行使期間
第1回普通株式新株予約権（平成14年10月21日取締役会決議、平成14年11月1日発行）	個 5,760	普通株式 2,304,000株	円 1,918	平成15年10月1日から平成19年9月30日まで
第2回普通株式新株予約権（平成15年5月23日取締役会決議、平成15年6月9日発行）	40	普通株式 16,000株	1,673	平成15年10月1日から平成19年9月30日まで
第3回普通株式新株予約権（平成15年11月27日取締役会決議、平成15年12月12日発行）	1,494	普通株式 597,600株	2,438	平成16年10月1日から平成20年9月30日まで
第4回普通株式新株予約権（平成16年11月25日取締役会決議、平成16年12月13日発行）	1,484	普通株式 593,600株	2,713	平成17年10月1日から平成21年9月30日まで
第5回普通株式新株予約権（平成17年12月22日取締役会決議、平成18年1月1日発行）	2,225	普通株式 890,000株	4,150	平成18年10月1日から平成27年9月30日まで

（注）1．新株予約権は、いずれもストックオプション付与を目的として無償にて発行されたものであり、株主総会における承認を得ております。

2．平成17年11月15日実施の株式の分割に伴い、第1回から第4回の新株予約権の行使価額を平成17年10月1日以降、上記のとおり調整しました。ご参考に、調整前の行使価額は以下のとおりです。

	調整前行使価額
第1回普通株式新株予約権	7,670円
第2回普通株式新株予約権	6,690円
第3回普通株式新株予約権	9,750円
第4回普通株式新株予約権	10,850円

3．新株予約権１個の行使により発行する株式数は、平成17年11月15日付の株式分割以前は第１回から第４回新株予約権のいずれも100株でしたが、株式分割後は、第５回普通株式新株予約権も含めて、いずれも400株となっております。

(2) 当営業年度中に株主以外の者に対し特に有利な条件で発行した新株予約権の内容

	第５回普通株式新株予約権 （平成17年６月17日定時株主総会決議） （平成17年12月22日取締役会決議、平成18年１月１日発行）
① 発行した新株予約権の数	2,225個
② 新株予約権の目的となる株式の種類および数	普通株式　890,000株 （新株予約権１個につき400株）
③ 新株予約権の発行価額	無償とする。
④ 新株予約権の権利行使時の１株当たり払込金額	4,150円
⑤ 新株予約権の権利行使期間	平成18年10月１日から平成27年９月30日まで
⑥ 新株予約権の行使条件	1) 新株予約権の割当を受けた者は、権利行使時においても、当社または当社子会社の取締役、執行役もしくは従業員の地位にあることを要す。ただし、任期満了による退任、定年退職その他正当な理由のある場合にはこの限りでない。 2) 新株予約権の相続は認めない。 3) 新株予約権の譲渡、質入その他の処分は認めない。

	4) 新株予約権割当契約で、権利行使期間中の各年（1月1日から12月31日までの期間）において権利行使できる新株予約権の個数の上限または新株予約権の行使によって発行される株式の発行価額の合計額の上限を定めることができるものとする。
⑦ 新株予約権の消却の事由および条件	1) 当社が消滅会社となる合併契約書が承認されたとき、当社が完全子会社となる株式交換契約書承認の議案ならびに株式移転の議案につき株主総会で承認されたときは、新株予約権を無償で消却することができる。 2) 本新株予約権は、新株予約権の割当を受けた者が、権利を行使する条件に該当しなくなった場合、対象者が新株予約権の全部または一部を放棄した場合は、当社はその新株予約権を無償で消却することができる。
⑧ 有利な条件の内容	新株予約権の発行価額は無償とする。

⑨ 割当を受けた者の氏名、新株予約権の数

○ 当社取締役および執行役

氏名	会社名	新株予約権の数	備考
鈴木 洋	ＨＯＹＡ株式会社	55個	当社取締役兼執行役
江間 賢二	ＨＯＹＡ株式会社	30個	当社取締役兼執行役
丹治 宏彰	ＨＯＹＡ株式会社	20個	当社取締役兼執行役
椎名 武雄	ＨＯＹＡ株式会社	10個	当社取締役
茂木 友三郎	ＨＯＹＡ株式会社	10個	当社取締役
塙 義一	ＨＯＹＡ株式会社	10個	当社取締役
河野 栄子	ＨＯＹＡ株式会社	10個	当社取締役
児玉 幸治	ＨＯＹＡ株式会社	50個	当社取締役

○ 当社従業員または子会社の取締役および従業員（上位10名）

氏名	会社名	新株予約権の数	備考
P. B. Dougher	HOYA LENS OF CHICAGO, INC.	50個	子会社従業員
P. Widlund	HOYA LENS SWEDEN AB	45個	子会社取締役
J. Dierks	HOYA LENS DEUTSCHLAND GMBH	45個	子会社取締役
R. Rameckers	HOYA LENS NEDERLAND B.V.	45個	子会社取締役
J. Pierre	HOYA LENS FRANCE S.A.S.	45個	子会社取締役
園部義明	HOYA MAGNETICS SINGAPORE PTE.LTD.	40個	子会社従業員
T. Loveless	ＨＯＹＡ株式会社	35個	当社従業員
G. W. Bottero	ＨＯＹＡ株式会社	30個	当社従業員
T. Farrell	ＨＯＹＡ株式会社	25個	当社従業員
R. Montag	ＨＯＹＡ株式会社	25個	当社従業員

○ 上記以外で当社取締役または執行役の割当株式数のうち最も少ない数以上の割当を受けた子会社の取締役

氏名	会社名	新株予約権の数
田中伸夫	HOYA LENS THAILAND LTD.	20個
G. Byl	HOYA LENS HUNGARY RT	15個
H. Werquin	HOYA LENS BELGIUM N.V.	15個
李先培	HOYA LENS KOREA CO.,LTD.	15個
渡邊強	HOYA MAGNETICS SINGAPORE PTE.LTD.	10個
姜睿植	HOYA ELECTRONICS KOREA CO.,LTD.	10個
廖展忠	HOYA MICROELECTRONICS TAIWAN CO.,LTD.	10個

○ 当社従業員、子会社取締役および子会社従業員に対して発行した新株予約権の区分別状況

区分	新株予約権の数	目的となる株式の種類および数	付与した者の総数
当社従業員	965個	普通株式 386,000株	85名
子会社取締役	285個	普通株式 114,000株	13名
子会社従業員	780個	普通株式 312,000株	77名
計	2,030個	普通株式 812,000株	175名

（注）1．当社の新株予約権の目的となる株式の種類はすべて普通株式で、目的となる株式の数は新株予約権1個につき400株です。

2．当社は、子会社監査役、取引先および社外関係者への新株予約権の付与はありません。

６．ＨＯＹＡグループの従業員の状況

(1) 事業部門別の状況

事業部門	当期末従業員数	前期末従業員数	増　　減
エレクトロオプティクス	17,133名	13,462名	3,671名増
ホトニクス	191名	226名	35名減
ビジョンケア	6,794名	6,464名	330名増
ヘルスケア	733名	601名	132名増
クリスタル	86名	168名	82名減
サービス	185名	256名	71名減
全社（共通）	54名	57名	3名減
合　　計	25,176名	21,234名	3,942名増

（注）１．従業員数は就業人員であります。

２．全社（共通）には、グローバル本社および海外の地域本社に所属している従業員数を記載しております。

３．従業員数が前期末に比べて3,942名増加しましたのは、主にエレクトロオプティクス部門のベトナム・中国等における製造拠点の拡大によるものです。

(2) 地域別の状況

地　　域	当期末従業員数	前期末従業員数	増　　減
日　　本	2,800名	3,007名	207名減
北　　米	1,337名	1,316名	21名増
欧　　州	2,009名	1,809名	200名増
アジア	19,030名	15,102名	3,928名増
合　　計	25,176名	21,234名	3,942名増

（注）　従業員数は就業人員であります。

(3) 従業員数の推移


連結従業員数の推移
30,000
25,000
20,000
15,000
10,000
5,000
0
従業員数（名）
13,311
10,029
3,282
14,023
10,873
3,150
18,092
15,069
3,023
21,234
18,227
3,007
25,176
22,376
2,800
海外
国内
平成14年3月期
平成15年3月期
平成16年3月期
平成17年3月期
平成18年3月期

(4) 当社の従業員の状況

従業員数	前期末比増減	平均年齢	平均勤続年数
3,220名	47名増	41.0歳	12.8年

（注） 正規従業員のみで、臨時従業員、嘱託員は含んでおりません。

7．企業結合の状況

(1) 重要な子法人等および関連会社の状況

重要な子法人等は次のとおりであります。

会　　社　　名	資　本　金	議決権比率	主要な事業内容
HOYA HOLDINGS, INC. (ホーヤ・ホールディングス・インク＝米国)	千米ドル 5,488	100.0%	北米地域における地域本社
HOYA HOLDINGS N.V. 〔ホーヤ・ホールディングス・エヌ・ブイ＝オランダ〕	千ユーロ 9,928	100.0%	グループ全体のファイナンス統括（ＦＨＱ）、欧州地域における地域本社、ビジョンケア製品の製造販売統括
HOYA HOLDINGS ASIA PACIFIC PTE LTD. 〔ホーヤ・ホールディングス・アジア・パシフィック・ピーティーイー・エルティーディー＝シンガポール〕	千シンガポールドル 114,664	100.0% (100.0%)	アジア・オセアニア地域における地域本社
ＨＯＹＡヘルスケア株式会社	百万円 810	100.0%	コンタクトレンズ等医療用具・機器の販売

(注) 1．「議決権比率」欄の（内書）は間接所有であります。

2．上記表の掲載基準：

海外については、海外３地域の地域本社３社を掲載し、国内については、「株式会社の監査等に関する商法の特例に関する法律」第１条の２第１項に該当する連結子法人等を掲載しております。

重要な関連会社は次のとおりであります。

会　　社　　名	資　本　金	議決権比率	主要な事業内容
ＮＨテクノグラス株式会社	百万円 3,000	50.0%	液晶関連製品の製造販売

(注)　上記表の掲載基準：関連会社５社のうち持分法適用会社を掲載しております。

(2) 企業結合の経過および成果

当連結会計年度末における連結子法人等は、前連結会計年度末の58社（国内6社、海外52社）から、新規設立および買収により6社増加した一方、親会社への吸収合併および清算により2社減少し、62社（国内5社、海外57社）となりました。

なお、当連結会計年度中の企業結合の経過は次のとおりであります。

1）新規設立により5社増加

・HOYA MEDICAL EUROPE GMBH. (眼内レンズの販売＝ドイツ)
・HOYA HEALTHCARE (SHANGHAI) CO., LTD. (コンタクトレンズの販売＝中国)
・HOYA CANDEO OPTRONICS KOREA CO., LTD. (光学ガラス関連製品の販売＝韓国)
・VISION MEMBRANE TECHNOLOGIES, INC. (メディカル関連の研究開発＝米国)
・その他1社（海外）

2）買収により1社増加

・QSTREAMS NETWORKS, INC. (エレクトロニクス関連の研究開発＝米国)

3）親会社への吸収合併により1社減少

・HOYA アドバンスト セミコンダクタ テクノロジーズ 株式会社 (エレクトロニクス関連製品の製造・販売＝日本)

4）清算により1社減少

・HOYA LENS MEXICO, SA, DE. CV. (メガネレンズの販売＝メキシコ)

また、当連結会計年度の企業結合の成果は、前記「Ⅰ．営業の概況1．HOYAグループの営業の経過および成果」（3頁）に記載のとおりであります。

8．役員の状況

(1) 取締役一覧

氏　　名	会社における地位	担当または主な職業
椎名武雄	取締役	日本アイ・ビー・エム株式会社　最高顧問
茂木友三郎	取締役	キッコーマン株式会社　代表取締役会長ＣＥＯ
塙　義一	取締役	日産自動車株式会社　相談役名誉会長
河野栄子	取締役	株式会社リクルート　特別顧問
児玉幸治	取締役	財団法人日本情報処理開発協会　会長
鈴木　洋	取締役	最高経営責任者（ＣＥＯ）
江間賢二	取締役	最高財務責任者（ＣＦＯ）
丹治宏彰	取締役	事業開発部門長

（注）１．取締役椎名武雄、茂木友三郎、塙　義一、河野栄子および児玉幸治の各氏は、商法第188条第２項第７号ノ２に定める社外取締役であります。

２．当期中の役員の異動

①　平成17年６月17日開催の当社第67期定時株主総会におきまして、新たに児玉幸治氏が取締役に選任され、同日就任いたしました。

②　平成17年６月17日開催の当社第67期定時株主総会終結の時をもちまして、佐伯尚孝氏は任期満了により取締役を退任いたしました。

③　「株式会社の監査等に関する商法の特例に関する法律」第21条の５第１項に定める委員会等設置会社の各委員は、平成17年６月17日開催の取締役会で下記のように選任され、就任いたしました。

「指名委員」：椎名武雄氏（委員長）、茂木友三郎氏、塙　義一氏、河野栄子氏、児玉幸治氏
「監査委員」：児玉幸治氏（委員長）、椎名武雄氏、茂木友三郎氏、塙　義一氏、河野栄子氏
「報酬委員」：茂木友三郎氏（委員長）、椎名武雄氏、塙　義一氏、河野栄子氏、児玉幸治氏

(2) 執行役一覧

氏　　名	会社における地位	担　　当
鈴木　洋	代表執行役	最高経営責任者（ＣＥＯ）
江間賢二	執行役	最高財務責任者（ＣＦＯ）
丹治宏彰	執行役	事業開発部門長

（注）　平成17年６月17日開催の取締役会で上記執行役が選任され、就任いたしました。

9．業務の適正を確保するための体制

会社法第416条第１項第１号ロおよびホならびに会社計算規則附則第３条第２項および商法施行規則第193条により求められる取締役会の決議の内容は、次のとおりであります。なお、(1)④および(2)⑤は、会社法および会社法施行規則にもとづき新たに決議した事項であります。

(1) 監査委員会の職務の執行のため必要な事項

① 監査委員会の職務を補助すべき取締役及び使用人に関する事項

・監査委員会の職務を補助すべき組織として監査委員会事務局を置く。

② 前号の取締役及び使用人の執行役からの独立性に関する事項

・事務局スタッフの任免権は監査委員会にあることを規定。

③ 執行役及び使用人が監査委員会に報告をするための体制その他の監査委員会への報告に関する体制

・社外取締役が過半数の取締役会において、重要事項はもれなく取締役会に報告するように取締役会規定を改定したことにより、取締役会の報告ですべての重要事項が網羅されることとなり、ことさらに監査委員会に報告すべき事項は規定しない。

④ その他監査委員会の監査が実効的に行われることを確保するための体制

・各社内組織において保存および管理されている情報を、監査委員会または内部監査部門の求めに応じて、速やかに報告する。

(2) 業務の適正を確保するため必要な事項

① 執行役の職務の執行に係る情報の保存及び管理に関する体制

・重要事項について、社内承認申請に係る書類・記録および議事録等を法令その他の基準にもとづき、適正に保存および管理するよう務める。

② 損失の危険の管理に関する規程その他の体制

・各組織・部門においてリスクの把握とその管理に務め、内部監査部門の指摘等を勘案し、適宜改善を図る。

③　執行役の職務の執行が効率的に行われることを確保するための体制

・取締役会において決議される年間計画および四半期予算にもとづき、各部門は業務を執行する。四半期ごとに目標の達成度合を評価し、適宜改善を図ることにより、グループ経営の効率化を確保する。

・重要事項に関する執行役の承認基準等、業務執行における意思決定システムにもとづき、適時的確に業務を執行する。

④　執行役および使用人の職務の執行が法令及び定款に適合することを確保するための体制

・当社グループの役員および社員が遵守すべき「ＨＯＹＡ行動基準」に関する体制を確保する。

⑤　当該株式会社並びにその親会社及び子会社から成る企業集団における業務の適正を確保するための体制

・当社グループの経営理念・経営基本原則に基づいて制定した「ＨＯＹＡ行動基準」をグループ全体で遵守し、適宜に教育啓蒙活動を行なう。グループ内通報・相談システムの「ＨＯＹＡヘルプライン」によりその実効性を強化する。この体制を、海外にも展開し、当社グループの活動の健全性を確保する。

10. 報酬委員会による取締役および執行役が受ける報酬額等の決定に関する方針

(1) 基本方針

当社は、「取締役および執行役のインセンティブを高める報酬体系を構築し、適正な業績評価を行なうことにより、当社の業績向上に資する」ことを目的として、報酬委員会を設置しております。委員会は、当社の執行役でない社外取締役５名全員により構成しております。

(2) 取締役報酬に関する方針

取締役としての固定報酬と、委員会委員または委員長としての報酬で構成し、いずれも当社経営環境、他社水準などを考慮して適切な水準で設定する。

(3) 執行役報酬に関する方針

執行役としての固定報酬、業績による報酬等で構成する。

固定報酬は、各執行役の役職・職責に応じ、当社経営環境、業績、他社水準などを考慮して適切な水準で設定する。

業績による報酬は、業績（ＳＶＡ等の指標）、期初に掲げた経営施策の達成度合いにより決定し、当社経営環境、他社水準などを考慮して適切な水準で設定する。

(4) ストックオプション

取締役および執行役のストックオプションについては、業績、個人別評価により報酬委員会で審議し、取締役会で決定する。

11. 取締役および執行役に支払った報酬等の額

区　分	取　締　役		執　行　役		合　　　計	
	支給人員（名）	支給額（百万円）	支給人員（名）	支給額（百万円）	支給人員（名）	支給額（百万円）
報酬委員会決議に基づく確定金額	6	50	3	87	9	138
報酬委員会決議に基づく不確定金額	－	－	3	265	3	265
計		50		353		404

（注）　期末現在の人員は、取締役８名、執行役３名であります。なお、執行役３名は全員社内取締役を兼任しており、取締役としての報酬は、執行役の欄に含めて記載しております。

12. **会計監査人に支払うべき報酬等の額**

(1) 当社および当社の子法人等が会計監査人に支払うべき報酬等の合計額

55百万円

(2) 上記(1) の合計額のうち、公認会計士法（昭和23年法律第103号）第２条第１項の業務（監査証明業務）の対価として当社および当社の子法人等が会計監査人に支払うべき報酬等の合計額　55百万円

(3) 上記(2) の合計額のうち、当社が会計監査人に支払うべき会計監査人としての報酬等の額　47百万円

なお、上記金額には、証券取引法上の監査に対する報酬等を含んでおります。

Ⅲ．決算期後に生じたＨＯＹＡグループの状況に関する重要な事実

特記すべき事項はありません。

〔備　考〕
1．記載金額は、表示単位未満を切り捨てております。
2．売上高等の金額には、消費税および地方消費税は含まれておりません。

連結貸借対照表（平成18年３月31日現在）

科目	金額	科目	金額
（資産の部）	百万円	（負債の部）	百万円
流動資産	212,273	**流動負債**	79,305
現金及び預金	83,574	支払手形及び買掛金	28,070
受取手形及び売掛金	78,380	未払法人税等	14,342
たな卸資産	41,178	賞与引当金	4,207
繰延税金資産	7,407	その他	32,685
その他	3,246	**固定負債**	1,831
貸倒引当金	△ 1,512	特別修繕引当金	619
固定資産	149,152	その他	1,211
有形固定資産	120,603	**負債合計**	81,137
建物及び構築物	29,548	**（少数株主持分）**	
機械装置及び運搬具	58,493	**少数株主持分**	919
工具器具備品	10,716	**（資本の部）**	
土地	8,648	**資本金**	6,264
建設仮勘定	13,196	**資本剰余金**	15,898
無形固定資産	7,424	**利益剰余金**	266,345
投資その他の資産	21,123	**その他有価証券評価差額金**	110
投資有価証券	14,060	**為替換算調整勘定**	7,142
繰延税金資産	2,757	**自己株式**	△ 16,279
その他	4,601	**資本合計**	279,480
貸倒引当金	△ 295		
繰延資産	111		
資産合計	361,537	**負債、少数株主持分及び資本合計**	361,537

連結損益計算書（平成17年４月１日から平成18年３月31日まで）

科目	金額	
売上高		344,228百万円
売上原価		172,033
売上総利益		172,194
販売費及び一般管理費		71,098
営業利益		101,095
営業外収益		
受取利息	1,788	
持分法による投資利益	1,285	
為替差益	242	
その他	1,552	4,869
営業外費用		
支払利息	142	
売上割引	706	
その他	1,478	2,327
経常利益		103,637
特別利益		
営業譲渡益	1,655	
固定資産売却益	109	
その他	624	2,389
特別損失		
環境整備費	3,725	
退職加算金	1,688	
減損損失	1,232	
固定資産処分損	625	
工場閉鎖損失	522	
その他	865	8,660
税金等調整前当期純利益		97,367
法人税、住民税及び事業税	22,249	
法人税等調整額	△ 511	21,738
少数株主利益		9
当期純利益		75,620

＜ご参考＞連結剰余金計算書（平成17年４月１日から平成18年３月31日まで）

科　　　目	金　　額	
（資本剰余金の部）		
Ⅰ．資本剰余金期首残高		15,898百万円
Ⅱ．資本剰余金期末残高		15,898
（利益剰余金の部）		
Ⅰ．利益剰余金期首残高		268,255百万円
Ⅱ．利益剰余金増加高		
1．当期純利益	75,620	75,620
Ⅲ．利益剰余金減少高		
1．配当金	23,398	
2．取締役賞与	65	
3．自己株式消却額	53,180	
4．自己株式処分差損	871	
5．その他減少高	13	77,529
Ⅳ．利益剰余金期末残高		266,345

＜ご参考＞連結キャッシュ・フロー計算書

（平成17年4月1日から平成18年3月31日まで）

科目	金額
Ⅰ 営業活動によるキャッシュ・フロー	百万円
税金等調整前当期純利益	97,367
減価償却費	26,251
減損損失	1,232
営業譲渡益	△ 1,655
貸倒引当金の増加額	234
賞与引当金の増加額	278
特別修繕引当金の増加額	76
受取利息及び受取配当金	△ 1,794
支払利息	142
為替差益	△ 598
持分法による投資利益	△ 1,285
固定資産売却益	△ 109
固定資産処分損	625
取締役賞与の支払額	△ 65
その他	77
売上債権の増加額	△ 4,041
たな卸資産の増加額	△ 2,546
その他流動資産の減少額	2,097
仕入債務の増加額	3,643
未払消費税等の増加額	662
その他流動負債の増加額	1,757
小計	122,348
利息及び配当金の受取額	1,865
利息の支払額	△ 112
法人税等の支払額	△ 18,246
営業活動によるキャッシュ・フロー	**105,855**
Ⅱ 投資活動によるキャッシュ・フロー	
有形固定資産の取得による支出	△ 47,741
有形固定資産の売却による収入	266
投資有価証券の取得による支出	△ 2,069
連結範囲の変更に伴う子会社株式の取得による支出	△ 337
貸付による支出	△ 2
貸付金の回収による収入	116
その他投資に関する支出	△ 4,630
その他投資に関する収入	155
営業譲渡による収入	2,230
投資活動によるキャッシュ・フロー	**△ 52,012**
Ⅲ 財務活動によるキャッシュ・フロー	
短期借入金の借入及び返済による収入及び支出（△）（純額）	△ 207
自己株式の取得による支出	△ 64,031
自己株式の売却による収入	1,855
親会社による配当金の支払額	△ 23,402
少数株主への配当金の支払額	△ 1
財務活動によるキャッシュ・フロー	**△ 85,787**
Ⅳ 現金及び現金同等物に係る換算差額	**2,645**
Ⅴ 現金及び現金同等物の減少額	**△ 29,300**
Ⅵ 現金及び現金同等物期首残高	**112,874**
Ⅶ 現金及び現金同等物期末残高	**83,574**

（注） キャッシュ・フローに関する数値の△は、現金及び現金同等物の流出を示しております。

連結計算書類作成のための基本となる重要な事項

1．連結の範囲に関する事項

連結子法人等の数　62社

主要な連結子法人等の名称　HOYA HOLDINGS, INC.、HOYA HOLDINGS N.V.
HOYA HOLDINGS ASIA PACIFIC PTE LTD.
ＨＯＹＡヘルスケア株式会社

2．持分法の適用に関する事項

(1) 持分法を適用した関連会社

持分法適用の関連会社数　1社

会社の名称　ＮＨテクノグラス株式会社

(2) 持分法を適用しない関連会社

主要な会社等の名称　ツーコインズ株式会社

持分法非適用会社は、小規模会社であり、合計の持分損益及び利益剰余金等はいずれも連結計算書類に与える影響が軽微であるため、持分法の適用から除外しております。

3．連結の範囲の変更に関する事項

当連結会計年度から、新規設立により5社、ならびに買収により1社の合計6社につき、ともに在外連結子法人等が増加しました。一方、親会社への吸収合併により国内連結子法人等が1社、清算により在外連結子法人等が1社と合計で2社減少しました。その結果、合わせて4社増加しております。

4．連結子法人等の事業年度に関する事項

連結子法人等のうち中華人民共和国に所在する6社の決算日は12月31日であります。

なお、連結子法人等62社は、すべて四半期ごとに四半期決算を実施しており、上記の6社については、連結計算書類の作成に当たって、第4四半期連結決算日（3月31日）現在で実施した決算に基づく計算書類を使用しております。

5．重要な会計方針

(1) 有価証券の評価基準及び評価方法

その他有価証券

時価のあるもの………連結会計年度末日の市場価格等に基づく時価法
（評価差額は、全部資本直入法により処理し、売却原価は、移動平均法により算定）

時価のないもの………移動平均法による原価法

(2) たな卸資産の評価基準及び評価方法

主として総平均法による原価法

(3) 固定資産の減価償却の方法

有形固定資産	当社及び国内連結子法人等は平成10年4月1日以降に取得した建物（建物附属設備を除く）については定額法、それ以外の有形固定資産については定率法を採用しております。また、一部の連結子法人等は定額法によっており、定額法によって償却しているものは、有形固定資産の帳簿価額の約66.4%であります。なお、主な耐用年数は、建物及び構築物10～50年、機械装置及び運搬具5～10年であります。
無形固定資産	定額法によっております。なお、ソフトウェアの社内における利用可能期間は5年であります。

(4) 繰延資産の処理方法

在外連結子法人等については、所在国の会計基準に準拠して定められた期間により均等償却しております。

(5) 重要な引当金の計上方法

① 貸倒引当金	債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率法により、貸倒懸念債権及び破産更生債権等については財務内容評価法により計上しております。
② 賞与引当金	従業員に対する賞与の支給にあてるため、支給見込額を計上しております。
③ 特別修繕引当金	連続熔解炉の一定期間毎に行なう大修繕の支出に備えるため、前回の大修繕における支出額を基礎とした見積額によって計上しております。

(6) 重要な外貨建の資産及び負債の本邦通貨への換算基準

外貨建金銭債権債務は、当連結会計年度末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、在外連結子法人等の資産及び負債は、連結会計年度末日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。

(7) 重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

(8) 重要なヘッジ会計の方法

① ヘッジ会計の方法

繰延ヘッジ処理を採用しております。また、為替変動リスクのヘッジについて振当処理の要件を充たしている場合には振当処理を採用しております。

② ヘッジ手段とヘッジ対象、ヘッジ方針

主に当社の「社内管理規定」に基づき、為替変動リスクをヘッジしており、また、投機を目的としたデリバティブ取引は行なわない方針であります。

ヘッジ手段…為替予約

ヘッジ対象…製品輸出による外貨建売上債権、原材料輸入による外貨建買入債務、外貨建予定取引及び外貨建借入金

③ ヘッジ有効性評価の方法

ヘッジ対象の相場変動又はキャッシュ・フロー変動の累計とヘッジ手段の相場変動又はキャッシュ・フロー変動の累計を比較し、その変動額の比率によって有効性を評価しております。

(9) 消費税及び地方消費税の会計処理

税抜方式を採用しております。

6．連結子法人等の資産及び負債の評価の方法

連結子法人等の資産及び負債の評価の方法は、全面時価評価法を採用しております。

7．利益処分項目等の取扱い

利益処分項目等の取扱いは、連結会計年度中において確定した連結会社の利益処分に基づいて処理しております。

8．連結計算書類の用語又は様式の一部については、商法施行規則第200条の規定に従い、連結財務諸表規則に準拠しております。

連結貸借対照表に関する注記

1．記載金額は百万円未満を切り捨てて表示しております。

2．有形固定資産の減価償却累計額　181,818百万円

3．連結貸借対照表に計上した固定資産のほか、製造設備の一部、コンピューター及び事務用機器等をリース契約により使用しております。

4．投資有価証券に含まれる関連会社株式　11,062百万円

5．保証債務額　2,210百万円

6．発行済株式の種類及び総数　普通株式　435,017,020株

7．自己株式の種類及び数　普通株式　4,401,607株

連結損益計算書に関する注記

1. 記載金額は百万円未満を切り捨てて表示しております。
2. 売上原価（当期製造費用）及び一般管理費に含まれる研究開発費の総額

14,134百万円

3. 減損損失

当社グループは、ビジネス・ユニットを基準として資産のグループ化を行なっており、当連結会計年度において、以下の資産グループについて減損処理をしました。

(1) クリスタル部門における東京スタジオおよび旧武蔵工場等

場　所	用　途	種　類
東京都昭島市、 埼玉県入間市等	クリスタル製造設備等	機械装置等

クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しました。その内訳は次のとおりであります。

建物及び構築物	159百万円
機械装置及び運搬具	586
その他	117
計	864

なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを５％で割り引いて算定しております。

(2) 本社部門における賃貸資産

場　所	用　途	種　類
東京都町田市	賃貸	土地

東京都町田市の賃貸資産は、市場地価の下落などにより、同資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

土地	368百万円
計	368

なお、当資産グループの回収可能価額は、公示価格により測定しております。

4．１株当たり当期純利益　　　　　　　　　　171円71銭

１株当たり当期純利益の算定上の基礎は、以下のとおりであります。

連結損益計算書上の当期純利益	75,620百万円
普通株主に帰属しない金額 （利益処分による取締役賞与）	65百万円
普通株式に係る当期純利益	75,554百万円
普通株式の期中平均株式数	440,007,888株

(1) 当連結会計年度に、平成17年11月15日付をもって当社普通株式１株につき４株の割合による株式の分割を行なっております。

なお、これによる発行済株式総数の増加は次のとおりです。

１．株式分割前の当社発行済株式総数	112,349,005株
２．今回の分割により増加した株式数	337,047,015株
３．株式分割後の当社発行済株式総数	449,396,020株

当連結会計年度の１株当たり当期純利益につきましては、当該株式分割が当該期首に行なわれたものとして算出しております。

(2) 平成18年２月１日付で、自己株式14,379,000株を消却しました。その処分価額の総額は、53,180百万円であります。

１．株式消却前の当社発行済株式総数	449,396,020株
２．今回の消却により減少した株式数	14,379,000株
３．株式消却後の当社発行済株式総数	435,017,020株

税効果会計に関する注記

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳（平成18年３月31日現在）

(1) 流動の部

繰延税金資産	
たな卸資産未実現利益	1,692百万円
賞与引当金否認額	1,601
環境整備費否認額	1,474
未払事業税否認額	727
たな卸資産評価損否認額	253
その他	1,657
繰延税金資産合計	7,407

(2) 固定の部

繰延税金資産	
減価償却損金算入限度超過額	1,962百万円
減損損失否認額	1,376
貸倒引当金損金算入限度超過額	105
その他	258
繰延税金資産合計	3,702
繰延税金負債	
固定資産圧縮積立金	△ 406
特別償却準備金	△ 298
その他有価証券評価差額金	△ 74
その他	△ 165
繰延税金負債合計	△ 945
繰延税金資産の純額	2,757

２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳（平成17年４月１日から平成18年３月31日まで）

法定実効税率	40.4％
（調　　整）	
海外連結子法人等の税率差異	△18.2
交際費等永久に損金に算入されない項目	0.4
住民税均等割等	0.1
受取配当金等永久に益金に算入されない項目	△ 1.8
受取配当金等連結消去に伴う影響額	1.8
持分法による投資利益	△ 0.5
試験研究費等の特別税額控除	△ 0.5
その他	0.6
税効果会計適用後の法人税等の負担率	22.3％

退職給付に係る注記

１．当社及び国内連結子法人等の退職給付制度の概要

当社及び国内連結子法人等は、退職一時金制度及び厚生年金基金制度を採用しておりましたが、平成15年３月期において退職一時金制度を廃止しました。厚生年金基金につきましては、平成15年１月29日に厚生労働大臣より解散の認可を得て同日解散し、前連結会計年度の平成16年５月26日に厚生労働大臣より清算結了の承認を受けております。

２．退職給付債務及びその内訳（平成18年３月31日現在）

該当事項はありません。

３．退職給付費用の内訳（平成17年４月１日から平成18年３月31日まで）

退職加算金	1,688百万円
退職給付費用	1,688

４．退職給付債務等の計算基礎

記載すべき事項はありません。

連結計算書類に係る会計監査人の監査報告書　謄本

独立監査人の監査報告書

平成18年5月17日

ＨＯＹＡ株式会社
取締役会　御中

あずさ監査法人

指定社員 業務執行社員　公認会計士　鈴木輝夫㊞
指定社員 業務執行社員　公認会計士　金子寛人㊞
指定社員 業務執行社員　公認会計士　野村哲明㊞

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第21条の32第２項の規定に基づき、ＨＯＹＡ株式会社の平成17年４月１日から平成18年３月31日までの第68期営業年度の連結計算書類、すなわち、連結貸借対照表及び連結損益計算書について監査を行った。この連結計算書類の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結計算書類に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結計算書類に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結計算書類の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。なお、この監査は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

監査の結果、当監査法人は、上記の連結計算書類が、法令及び定款に従いＨＯＹＡ株式会社及びその連結子法人等からなる企業集団の財産及び損益の状態を正しく示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以上

ＨＯＹＡ株式会社第68期損益計算書 （平成17年４月１日から平成18年３月31日まで）

科目	金額	
		百万円
売上高		248,195
売上原価		182,334
売上総利益		65,861
販売費及び一般管理費		36,114
営業利益		29,746
営業外収益		
受取利息	346	
受取配当金	5,883	
受取手数料	8,395	
為替差益	899	
その他	447	15,972
営業外費用		
支払利息	747	
その他	182	929
経常利益		44,788
特別利益		
営業譲渡益	987	
特別修繕引当金戻入益	121	
固定資産売却益	42	
その他	119	1,271
特別損失		
環境整備費	3,725	
抱合せ株式消滅差損	2,132	
退職加算金	1,421	
減損損失	1,232	
工場閉鎖損失	522	
固定資産処分損	411	
投資有価証券評価損	13	
その他	347	9,806
税引前当期純利益		36,254
法人税、住民税及び事業税	14,240	
法人税等調整額	△ 48	14,192
当期純利益		22,062
前期繰越利益		9,029
自己株式処分差損		871
自己株式消却額		53,180
中間配当額		13,373
当期未処理損失		36,334

重要な会計方針

1．有価証券の評価基準及び評価方法

子会社株式及び関連会社株式………移動平均法による原価法

その他有価証券

時価のあるもの………当期末日の市場価格等に基づく時価法
（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定）

時価のないもの………移動平均法による原価法

2．たな卸資産の評価基準及び評価方法

商品、製品、半製品、仕掛品……………総平均法による原価法

原　材　料………………………………総平均法による原価法

貯　蔵　品………………………………総平均法による原価法及び最終仕入原価法による原価法

3．固定資産の減価償却の方法

有形固定資産　　平成10年4月1日以降に取得した建物（建物附属設備を除く）については定額法、それ以外の有形固定資産については定率法を採用しております。なお、主な耐用年数は、建物10～50年、機械装置5～10年であります。

無形固定資産　　定額法を採用しております。なお、ソフトウェアの社内における利用可能期間は5年であります。

4．重要な引当金の計上方法

(1) 貸倒引当金　債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率法により、貸倒懸念債権及び破産更生債権等については財務内容評価法により計上しております。

(2) 賞与引当金　従業員に対する賞与の支給にあてるため、支給見込額を計上しております。

(3) 特別修繕引当金　連続熔解炉の一定期間毎に行なう大修繕の支出に備えるため、前回の大修繕における支出額を基礎とした見積額によって計上しております。

5．外貨建の資産及び負債の本邦通貨への換算基準

外貨建金銭債権債務は、当期末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

ＨＯＹＡ株式会社第68期利益処分の内容および理由等

１．利益処分の内容

項目	金		額
			円
Ⅰ 当期未処理損失			36,334,242,873
Ⅱ 任意積立金取崩額			
１．特別償却準備金		133,956,080	
２．固定資産圧縮積立金		48,639,883	
３．別途積立金		123,341,729,226	123,524,325,189
合計			87,190,082,316
Ⅲ 利益処分額			
１．利益配当金		12,918,462,390	
（１株につき30円）			
２．任意積立金			
特別償却準備金	180,027,198	180,027,198	13,098,489,588
Ⅳ 次期繰越利益			74,091,592,728

２．利益処分の理由等

(1) 利益処分に関する中長期的な方針

当社は連結決算を重視したグループ経営、および株主の利益を重視した経営を進め、株主の皆様のご期待に沿えるよう、企業価値の向上と株主価値の増大に努めております。

利益配当につきましては、株主各位への利益還元と従業員の福祉、および将来の事業展開のための内部留保の充実とのバランスを考慮し、中長期的な視点でキャッシュニーズを見ながら定めていきたいと考えております。

内部留保金につきましては、トップシェア企業の供給責任を果たすための生産能力の確保と次世代製品の開発に向けた設備投資、およびＨＯＹＡブランド確立のためのマーケット投資等に優先的に充当してまいります。さらに企業価値向上のためのＭ＆Ａ（企業の合併と買収）も積極的に可能性を追求し、タイムリーに投資していく計画であります。

(2) 当期の利益処分の理由

① 当期の利益配当金につきましては、株主の皆様の日頃のご支援にお応えし、期末配当金は１株当たり30円とさせていただきました。すでに実施済みの中間配当金１株当たり120円と合わせて、年間配当金は１株当たり150円となります。前述しましたように、当社は平成17年11月15日付で当社普通株式１株につき４株の割合をもって株式分割を実施しておりますので、前期との１株当たり利益配当金の増減比較は難しいのですが、便宜上、当期の１株当たり期末配当金を、株式分割前の発行済株式総数に合わせて比較するために仮に４倍にしてみますと120円となり、前期に比べて30円の増配と見ることができます。同様に、年間ベースでは前期に比べて１株当たり90円の増配と見ることができます。

当期は、関連する市場の急拡大に合わせて、生産設備の増強に過去最高の多額の資金を投入いたしました。主にエレクトロオプティクス部門の最新鋭工場がアジア各国に立ち上がりました。

一方、上述の株式分割に加え、平成17年11月から12月にかけて、発行済株式総数の3.5%にあたる15,686,800株、約640億円の自己株式の買受けを実施しました。さらに、平成18年２月１日付で、14,379,000株、約532億円の自己株式を消却しました。このように、種々の株主拡大策、利益還元策も積極的に実施しました。

今回の配当は、こうした次世代への投資と今後のＭ＆Ａ等の資金需要、および株主の皆様への利益還元とのバランスを考慮した結果であります。

当期の配当性向は、連結ベースで34.9%となり、株主資本配当率は9.4%となりました。ＨＯＹＡ株式会社単体ベースでは、当期は配当額が当期純利益を上回り、配当性向は119.7%となり、株主資本配当率は27.5%となりました。

② 特別償却準備金は、租税特別措置法の規定に伴う積立額ならびに租税特別措置法の規定による取崩額であります。

③ 固定資産圧縮積立金は、法人税法および租税特別措置法の規定による取崩額であります。

④ なお、当期に取得しました自己株式15,695,711株のうち、14,379,000株を消却したため、および今後の機動的な資本政策の遂行に備えるために、別途積立金を全額（123,341,729,226円）取り崩しました。

(注)　平成17年11月21日に13,373,808,000円（１株につき120円）の中間配当を実施いたしました。

独立監査人の監査報告書

平成18年5月17日

HOYA株式会社
取締役会　御中

あずさ監査法人

指定社員
業務執行社員　公認会計士　鈴木輝夫㊞

指定社員
業務執行社員　公認会計士　金子寛人㊞

指定社員
業務執行社員　公認会計士　野村哲明㊞

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第21条の26第4項の規定に基づき、HOYA株式会社の平成17年4月1日から平成18年3月31日までの第68期営業年度の計算書類、すなわち、貸借対照表、損益計算書、営業報告書（会計に関する部分に限る。）及び利益処分案並びに附属明細書（会計に関する部分に限る。）について監査を行った。なお、営業報告書及び附属明細書について監査の対象とした会計に関する部分は、営業報告書及び附属明細書に記載されている事項のうち会計帳簿の記録に基づく記載部分である。この計算書類及び附属明細書の作成責任は経営者にあり、当監査法人の責任は独立の立場から計算書類及び附属明細書に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に計算書類及び附属明細書に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての計算書類及び附属明細書の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。なお、この監査は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。ただし、当監査法人は第68期営業年度に会計監査人に選任されたので、営業報告書に記載されている事項のうち第67期営業年度以前の会計に関する部分は、前任会計監査人の監査を受けた計算書類に基づき記載されている。

監査の結果、当監査法人の意見は次のとおりである。

(1) 貸借対照表及び損益計算書は、法令及び定款に従い会社の財産及び損益の状況を正しく示しているものと認める。
(2) 営業報告書（第68期営業年度の会計に関する部分に限る。）は、法令及び定款に従い会社の状況を正しく示しているものと認める。
(3) 利益処分案は、法令及び定款に適合しているものと認める。
(4) 附属明細書（会計に関する部分に限る。）について、商法の規定により指摘すべき事項はない。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以上

監査委員会の監査報告書　謄本

監　査　報　告　書

当監査委員会は、平成17年4月1日から平成18年3月31日までの第68期営業年度における取締役及び執行役の職務の執行について監査いたしました。その結果につき以下のとおり報告いたします。

1．監査の方法の概要

監査委員会は、「株式会社の監査等に関する商法の特例に関する法律（以下「商法特例法」という。）」第21条の7第1項第2号及び商法施行規則第193条に掲げる事項に関する取締役会決議の内容並びにそれに基づき構築されている内部統制システムについて監視・検証し、かつ、監査委員会が定めた監査の方針、業務の分担等に従い、当社グループの内部監査部門等と連係の上、重要な会議に出席し、取締役及び執行役等からその職務の執行に関する事項の報告を受け又は聴取し、重要な決裁書類等を閲覧し、本社及び主要な事業所において業務及び財産の状況を調査し、必要に応じて子会社から営業の報告を求め、その業務及び財産の状況を調査いたしました。また、会計監査人から報告及び説明を受け、これに基づき計算書類及び附属明細書につき検証いたしました。

2．監査の結果

(1) 商法特例法第21条の7第1項第2号及び商法施行規則第193条に掲げる事項に関する取締役会決議の内容は相当であると認めます。

(2) 会計監査人　あずさ監査法人の監査の方法及び結果は相当であると認めます。

(3) 営業報告書は、法令及び定款に従い、会社の状況を正しく示しているものと認めます。

(4) 利益処分に関する議案は、会社財産の状況その他の事情に照らし指摘すべき事項は認められません。

(5) 附属明細書は、記載すべき事項を正しく示しており、指摘すべき事項は認められません。

(6) 取締役又は執行役の職務執行に関する不正の行為又は法令若しくは定款に違反する重大な事実は認められません。

なお、取締役又は執行役の競業取引、取締役又は執行役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等に関しては、上記の監査の方法のほか、必要に応じて取締役又は執行役等から報告を求め、当該取引の状況を調査いたしました結果、取締役及び執行役の義務違反は認められません。

(7) 子会社調査の結果、取締役及び執行役の職務執行に関し指摘すべき事項は認められません。

平成18年5月22日

ＨＯＹＡ株式会社　監査委員会

監査委員　児玉幸治㊞
監査委員　椎名武雄㊞
監査委員　茂木友三郎㊞
監査委員　塙　義一㊞
監査委員　河野栄子㊞

(注) 監査委員　児玉幸治、椎名武雄、茂木友三郎、塙　義一及び河野栄子は、商法特例法第21条の8第4項ただし書に規定する社外取締役であります。

以　上

議決権行使についての参考書類

1．総株主の議決権の数

4,305,235個

2．議案および参考事項

第１号議案　定款一部変更の件

現行定款の一部を次の変更案のとおり改めたくご承認をお願いするものであります。

１．変更の理由

(1) 当期中に子会社の一部事業の売却を実施したため、当該事業につき第２条（目的）から削除するものであります。

(2) 旧商法第212条に基づき、取締役会決議により平成18年２月１日付で自己株式14,379,000株を消却したことに伴い、当社の発行する株式の総数を同数減少するものであります。（平成17年11月15日付の当社普通株式１株につき４株の割合による株式分割の実施に伴い、旧商法第218条第２項に基づき当社の発行する株式の総数は、316,224,600株から、４倍の1,264,898,400株に増加しております。）

(3) 「会社法」（平成17年法律第86号）および「会社法の施行に伴う関係法律の整備等に関する法律」（平成17年法律第87号。以下「整備法」という。）等が、平成18年５月１日に施行されたことに伴い、「会社法」および「整備法」等に基づき、当社現行定款につき、次のとおり所要の変更を行なうものであります。

① 単元未満株主の権利を、法令および定款に記載された権利のみとする規定を新設するものであります。

② 名義書換代理人を株主名簿管理人と名称変更するとともに、新株予約権原簿に関する事務を委託することになったため所要の変更を行なうものであります。

③ 株主総会参考書類等をインターネットで開示することにより、株主に対する提供があったとみなすことが可能になったため、当該規定を新設するものであります。

④ 取締役の選任決議と同様、解任決議についても定足数の要件を緩和する変更を行なうものであります。

⑤ 取締役会の機動的な運営を図るため、取締役会を開催せずに取締役会の決議があったものとみなすことを可能にするための規定を新設するものであります。

⑥ 会計監査人が取締役会等と同様に機関として位置付けられたため、会計監査人の章を新設し、選任、任期および報酬等に関する規定を新設するものであります。

⑦ 株主に対し機動的に利益配分が行なえるように、現状の中間配当と期末配当のほか、基準日を定めて剰余金の配当をすることができるよう規定を新設するものであります。

⑧ その他、会社法等が施行されたことに伴い、規定の整備、条文の加除に伴う条数の変更等所要の変更を行なうものであります。

2．変更の内容

現行定款と変更案の内容は、次のとおりであります。

（下線は変更部分を示します。）

現　行　定　款	変　　更　　案
第1章　総　　　則	第1章　総　　　則
第1条（商号） 当会社は、ＨＯＹＡ株式会社と称する。 2．当会社の英文社名は、ＨＯＹＡ　ＣＯＲＰＯＲＡＴＩＯＮと称する。	第1条（商号） <現行どおり>

現　行　定　款	変　更　案
第２条（目的） 当会社は、つぎの事業を行なうことを目的とする。 １．各種ガラスおよびセラミックス製品の製造、販売 ２．各種化学材料および製品の製造、販売 ３．エレクトロニクス関連素材、部品および機器の製造、販売 ４．オプトエレクトロニクス（電子光学）関連素材、部品および機器の製造、販売 ５．光学ガラス、光学機器および関連製品の製造、販売 ６．計量器、測定器の部品および機器の製造、販売 ７．眼鏡用レンズ・フレーム・機器および関連医療用具の製造、販売 ８．コンタクトレンズおよび関連医療用具の製造、販売 ９．眼内レンズの製造、卸、販売 10．医薬品、医薬部外品および医療用材料・機器の製造、販売 11．テーブルウェアー・ハウスウェアー（家庭用品）関連製品の製造、販売 12．美術工芸品およびインテリア製品の製造、販売 13．ソフトウェアーの開発および販売 14．データ通信サービスおよびデーターベースサービスの提供 15．インターネットのプロバイダー業およびインターネットでの広告業務 16．インターネットの企業用ホームページの企画、立案および作成業務	第２条（目的） 当会社は、つぎの事業を行なうことを目的とする。 (1)～(16)<内容は現行どおり>

現 行 定 款	変 更 案
17. 一般労働者派遣事業および特定労働者派遣事業	＜削除＞
18. 有料職業紹介事業	＜削除＞
19. 前各号に掲げる製品の輸出入	(17)前各号に掲げる製品の輸出入
20. 前各号に付帯する一切の業務	(18)前各号に付帯する一切の業務
第３条（本店所在地） 当会社は、本店を東京都新宿区におく。	第３条（本店所在地） ＜現行どおり＞
第４条（公告の方法） 当会社の公告は、東京都において発行する日本経済新聞に掲載する。	第４条（公告の方法） ＜現行どおり＞
第５条（委員会等設置会社制度の採用） 当会社は、株式会社の監査等に関する商法の特例に関する法律（以下特例法という。）第２章第４節に規定する特例の適用を受けるものとする。	第５条（委員会設置会社） 当会社は、委員会設置会社とし、株主総会および取締役のほか、取締役会、指名委員会、監査委員会および報酬委員会ならびに会計監査人を置く。
第２章　株　　式	第２章　株　　式
第６条（発行する株式の総数） 当会社の発行する株式の総数は、12億6,489万8,400株とする。ただし、株式の消却が行なわれた場合は、これに相当する株式数を減じる。	第６条（発行可能株式総数） 当会社の発行可能株式総数は、12億5,051万9,400株とする。
第７条（自己株式の取得） 当会社は、取締役会の決議により、自己株式を取得することができる。	＜削除＞
＜新設＞	第７条（株券の発行） 当会社は、株式に係る株券を発行する。
第８条（１単元の株式数） 当会社は、100株をもって株式の１単元とする。	第８条（単元株式数） ＜現行どおり＞

現行定款	変更案
第９条（単元未満株券の不発行） 当会社は、１単元の株式の数に満たない株式（以下単元未満株式という。）に係る株券を発行しない。ただし、本定款第12条の株式取扱規則に定めるところについてはこの限りでない。	第９条（単元未満株券の不発行） 当会社は、単元未満株式に係る株券を発行しない。ただし、本定款第12条の株式取扱規則に定めるところについてはこの限りでない。
＜新設＞	第10条（単元未満株主の権利） 当会社の株主（実質株主を含む。以下同じ。）は、その有する単元未満株式について、次に掲げる権利以外の権利を行使することができない。 (1) 会社法第189条第２項に掲げる権利 (2) 株主の有する株式数に応じて募集株式の割当ておよび募集新株予約権の割当てを受ける権利 (3) 株主の有する単元未満株式の数と併せて単元株式数となる数の株式を売渡すことを、当会社に対し請求する権利
第10条（単元未満株式の買増し） 当会社の単元未満株式を有する株主（実質株主を含む。以下同じ。）は、その単元未満株式と併せて１単元の株式の数となるべき数の株式を売渡すことを、当会社に対し請求することができる。	＜削除＞
第11条（名義書換代理人） 当会社の株式につき、名義書換代理人をおく。 ２．当会社は、名義書換代理人およびその事務取扱場所を選定し、これを公告する。	第11条（株主名簿管理人） 当会社の株式につき、株主名簿管理人をおく。 ２．当会社は、株主名簿管理人およびその事務取扱場所を定め、これを公告する。

現行定款	変更案
3．当会社の株主名簿（実質株主名簿を含む。以下同じ。）および株券喪失登録簿は、名義書換代理人の事務取扱場所に備置き、株式の名義書換、株券喪失登録、単元未満株式の買取りおよび売渡し、その他株式に関する事務は、名義書換代理人に取扱わせ、当会社では取扱わない。	3．当会社の株主名簿（実質株主名簿を含む。以下同じ。）、新株予約権原簿および株券喪失登録簿の作成および備置きその他株式および新株予約権原簿に関する事務は、株主名簿管理人に取扱わせ、当会社では取扱わない。
第12条（株式取扱規則） 当会社の発行する株券の種類、株式の名義書換、新株予約権の名義書換、実質株主名簿の作成、新株予約権原簿の作成、実質株主通知の受理、株券喪失登録、単元未満株式の買取りおよび売渡し、その他株式に関する事項は、法令または本定款のほか、当会社の定める株式取扱規則による。	第12条（株式取扱規則） 当会社の株式および新株予約権に関する事項は、法令または本定款のほか、当会社の定める株式取扱規則による。
第13条（基準日） 当会社は、毎年３月31日の最終の株主名簿に記載された議決権を有する株主をもって、その決算期の定時株主総会において権利を行使すべき株主とする。 ２．本定款に定めるほか、必要があるときは、取締役会の決議によりあらかじめ公告して臨時に基準日を定めることができる。	＜第14条へ移設＞
第３章　株主総会	第３章　株主総会
第14条（招集） 当会社の定時株主総会は、毎年６月に招集し、臨時株主総会は、必要に応じてその都度これを招集する。	第13条（招集） ＜現行どおり＞

現　行　定　款	変　更　案
＜第13条より移設＞	第14条（基準日） 当会社の定時株主総会の議決権の基準日は、毎年３月31日とする。
第15条（招集者および議長） 株主総会は、法令に別段の定めがある場合を除き、取締役会の決議により、本定款第35条の最高経営責任者が招集し、議長となる。ただし、最高経営責任者に差支えがあるときは、あらかじめ取締役会で定めた順序にしたがい取締役がこれにかわる。	第15条（招集者および議長） 株主総会は、法令に別段の定めがある場合を除き、取締役会の決議により、取締役会においてあらかじめ指名された取締役が招集し、議長となる。ただし、その取締役に差支えがあるときは、あらかじめ取締役会で定めた順序にしたがい他の取締役がこれにかわる。
２．議長は、総会の秩序を維持し、議事を整理する。	２．＜現行どおり＞
第16条（決議） 株主総会の決議は、法令または本定款に別段の定めがある場合を除き、出席株主の議決権の過半数をもって行なう。	第16条（決議） 株主総会の決議は、法令または本定款に別段の定めがある場合を除き、出席した議決権を行使することができる株主の議決権の過半数をもって行なう。
２．株主総会の特別決議（商法第343条第１項の決議）は、総株主の議決権の３分の１以上を有する株主が出席し、その議決権の３分の２以上に当たる多数をもって行なう。	２．株主総会の特別決議（会社法第309条第２項の決議）は、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の３分の２以上に当たる多数をもって行なう。
第17条（議決権の代理行使） 株主は、議決権ある他の株主を代理人として議決権の行使をすることができる。この場合には、総会ごとに、代理権を証する書面を提出しなければならない。	第17条（議決権の代理行使） 株主は、議決権ある他の株主１名を代理人として議決権の行使をすることができる。この場合には、総会ごとに、代理権を証明する書面を提出しなければならない。

現　行　定　款	変　更　案
第18条（株主の提案権） 株主が株主総会の目的事項または議案につき提案しようとするときは、取締役に対し会日の８週間前に書面により請求しなければならない。	＜削除＞
＜新設＞	第18条（ウェブ開示） 当会社は、株主総会参考書類、事業報告、計算書類および連結計算書類に記載または表示をすべき事項に係る情報を、法令の定めにしたがいインターネットを利用する方法で開示することにより、株主に対して提供したものとみなすことができる。
第19条（議事録） 株主総会の議事は、その経過の要領および結果を議事録に記載し、議長ならびに出席した取締役および執行役がこれに記名押印する。	第19条（議事録） 株主総会の議事は、法令の定めにしたがい、議事録を作成する。
第４章 取締役、取締役会および各委員会	第４章 取締役、取締役会および各委員会
第20条（員数） 当会社の取締役は、10名以内とする。 ２．取締役の半数以上は、社外取締役（商法第188条第２項第７号の２の社外取締役をいう。）とする。	第20条（員数） ＜現行どおり＞ ２．取締役の半数以上は、社外取締役（会社法第２条第15号の社外取締役をいう。）とする。
第21条（選任） 取締役の選任決議は、総株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行なう。 ２．取締役の選任は、累積投票によらないものとする。	第21条（選任および解任） 取締役の選任および解任の決議は、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行なう。 ２．＜現行どおり＞

現 行 定 款	変 更 案
第22条（任期） 取締役の任期は、就任後１年内の最終の決算期に関する定時株主総会終結の時までとする。	第22条（任期） 取締役の任期は、選任後１年以内に終了する事業年度のうち最終のものに関する定時株主総会終結の時までとする。
第23条（取締役会の招集者および議長） 取締役会は、法令に別段の定めがある場合を除き、取締役会においてあらかじめ指名された取締役が招集し、議長となる。ただし、その取締役に差支えがあるときは、あらかじめ取締役会で定めた順序にしたがい他の取締役がこれにかわる。 ２．前項の招集は、各取締役に対し、会日より３日前までに、その通知を発する。ただし、緊急の場合は、これを短縮することができる。	第23条（取締役会の招集者および議長） <現行どおり>
第24条（取締役会の決議） 取締役会の決議は、取締役の過半数が出席し、出席取締役の過半数をもって行なう。 <新設>	第24条（取締役会の決議） 取締役会の決議は、議決に加わることができる取締役の過半数が出席し、出席取締役の過半数をもって行なう。 ２．取締役（議決に加わることができる者に限る。）の全員が取締役会の決議事項について同意したときは、当該決議事項を可決する旨の取締役会の決議があったものとみなす。
第25条（取締役会の議事録） 取締役会の議事は、その経過の要領および結果を議事録に記載し、議長および出席した取締役がこれに記名押印する。	第25条（取締役会の議事録） 取締役会の議事は、法令の定めにしたがい、議事録を作成し、議長および出席した取締役がこれに記名押印する。

現　行　定　款	変　更　案
第26条（取締役会規定） 取締役会に関する事項は、法令または本定款のほか、取締役会の定める取締役会規定による。	第26条（取締役会規定） ＜現行どおり＞
第27条（報酬） 取締役の報酬は、報酬委員会の決議により定める。	第27条（報酬等） 取締役の、報酬・賞与その他の職務執行の対価として当会社から受ける財産上の利益（以下、報酬等という。）は、報酬委員会の決議により定める。
第28条（責任免除） 当会社は、特例法第21条の17第１項の取締役（取締役であった者を含む。）の責任につき、取締役会の決議により免除することができる。	第28条（責任免除） 当会社は、会社法第423条第１項の取締役（取締役であった者を含む。）の責任につき、取締役会の決議により免除することができる。
第29条（社外取締役との間の責任限定契約） 当会社は、社外取締役との間で、今後その者が負うことがある特例法第21条の17第１項の責任について、金1,000万円以上であらかじめ定める金額と同条第５項で準用する商法第266条第19項各号に掲げる額の合計額とのいずれか高い額を限度とする旨の契約を締結することができる。	第29条（社外取締役との間の責任限定契約） 当会社は、社外取締役との間で、今後その者が負うことがある会社法第423条第１項の責任について、金1,000万円以上であらかじめ定める金額と法令で定める額とのいずれか高い額を限度とする旨の契約を締結することができる。
第30条（各委員会の設置および権限） 当会社は、監査委員会、指名委員会および報酬委員会をおく。 ２．監査委員会、指名委員会および報酬委員会の各委員会は、法令に定めのある事項を決定するほか、その職務遂行のために必要な権限を行使する。	＜削除＞
第31条（各委員会の組織） 各委員会は、取締役３名以上の委員で組織する。	第30条（各委員会の組織） ＜現行どおり＞

現　行　定　款	変　　更　　案
２．各委員会の委員の選任および解任は、取締役会の決議により行なう。	２．各委員会の委員の選定および解職は、取締役会の決議により行なう。
３．指名委員会および報酬委員会の委員の過半数は、当会社の執行役でない社外取締役とする。	３．指名委員会および報酬委員会の委員の過半数は、社外取締役とする。
４．監査委員会の委員の過半数は、当会社の執行役でない社外取締役とし、社外取締役に該当しない取締役にあっては当会社または子会社の業務を執行しない者とする。	４．監査委員会の委員の過半数は、社外取締役とし、社外取締役に該当しない取締役にあっては当会社または子会社の業務を執行しない者とする。
第５章　執　行　役	第５章　執　行　役
第32条（員数） 当会社の執行役は２名以上とする。	第31条（員数） ＜現行どおり＞
第33条（執行役および代表執行役の選任および解任） 執行役および代表執行役の選任および解任は、取締役会の決議により行なう。	第32条（執行役および代表執行役の選任および解任等） 執行役の選任および解任は、取締役会の決議により行なう。
＜新設＞	２．代表執行役の選定および解職は、取締役会の決議により行なう。
第34条（任期） 執行役の任期は、就任後１年内の最終の決算期に関する定時株主総会終結後最初に開催される取締役会終結の時までとする。	第33条（任期） 執行役の任期は、選任後１年以内に終了する事業年度のうち最終のものに関する定時株主総会終結後最初に招集される取締役会終結の時までとする。
第35条（職務の分掌および指揮命令関係） 取締役会の決議により、代表執行役の中から最高経営責任者１名を選任し、代表執行役または執行役の中から最高財務責任者１名を選任する。	第34条（職務の分掌および指揮命令関係） 取締役会の決議により、代表執行役の中から最高経営責任者１名を定め、代表執行役または執行役の中から最高財務責任者１名を定める。
２．執行役の職務の分掌および指揮命令関係は、取締役会の決議により定める。	２．＜現行どおり＞

現　行　定　款	変　更　案
第36条（報酬） 執行役の報酬は、報酬委員会の決議により定める。	第35条（報酬等） 執行役の報酬等は、報酬委員会の決議により定める。
第37条（責任免除） 当会社は、特例法第21条の17第１項の執行役（執行役であった者を含む。）の責任につき、取締役会の決議により免除することができる。	第36条（責任免除） 当会社は、会社法第423条第１項の執行役（執行役であった者を含む。）の責任につき、取締役会の決議により免除することができる。
<新設>	第６章　会計監査人
<新設>	第37条（選任） 会計監査人の選任は、株主総会の決議により行なう。
<新設>	第38条（任期） 会計監査人の任期は、選任後１年以内に終了する事業年度のうち最終のものに関する定時株主総会終結の時までとする。ただし、当該定時株主総会において別段の決議がされなかったときは、再任されたものとみなす。
<新設>	第39条（報酬等） 会計監査人の報酬等は、監査委員会の同意を得て定める。
第６章　計　　算	第７章　計　　算
第38条（営業年度および決算期日） 当会社の営業年度は、毎年４月１日から翌年３月31日までとし、各営業年度の末日を決算期日とする。	第40条（事業年度） 当会社の事業年度は、毎年４月１日から翌年３月31日までとする。
<新設>	第41条（剰余金の配当等の決定機関） 当会社は、剰余金の配当等会社法第459条第１項各号に定める事項については、法令に別段の定めがある場合を除き、株主総会の決議によらず取締役会の決議により定める。

現　行　定　款	変　更　案
第39条（利益配当金） 当会社の利益配当金は、毎決算期日の最終の株主名簿に記載された株主または質権者に対し支払うものとする。	第42条（剰余金の配当の基準日） 当会社の剰余金の配当の基準日は、毎年３月31日および９月30日とする。
＜新設＞	２．当会社は、前項のほか、基準日を定めて剰余金の配当をすることができる。
第40条（中間配当） 当会社は、取締役会の決議により毎年９月30日の最終の株主名簿に記載された株主または質権者に対し中間配当を支払うことができる。	＜削除＞
第41条（配当金の除斥期間） 利益配当金および中間配当金が、支払開始の日から満３ケ年以内に受領されないときは、当会社はその支払義務をまぬがれる。	第43条（配当金の除斥期間） 配当金が、支払開始の日から満３ケ年以内に受領されないときは、当会社はその支払義務をまぬがれる。
第42条 本定款に定めのない事項は、商法その他の法令にしたがうものとする。	第44条 本定款に定めのない事項は、会社法その他の法令にしたがうものとする。
附則 当会社は、商法第280条第１項の規定により、取締役会の決議をもって、委員会等設置会社移行前の監査役の責任を法令の限度において免除することができる。	附則 当会社は、会社法第426条第１項の規定により、取締役会の決議をもって、委員会設置会社移行前の監査役の責任を法令の限度において免除することができる。

第２号議案　取締役８名選任の件

本総会終結の時をもって取締役８名全員が任期満了となりますので、指名委員会の決定に基づき取締役８名の選任をお願いするものであります。

指名委員会からは、同委員会で定めた「取締役候補者選任基準」に照らし、各取締役候補者は欠格事由に該当せず、社内取締役・社外取締役とも候補者として必要な条件を満たしている旨の報告がされております。

取締役候補者は次のとおりであります。

	氏　名 (生年月日)	略歴および他の会社の代表状況	所有する当社の株式数
1	しいな　たけお 椎　名　武　雄 (昭和４年５月11日生)	昭和28年６月　日本アイ・ビー・エム株式会社入社 昭和37年５月　同社取締役 昭和50年２月　同社代表取締役社長 平成５年１月　同社会長 平成７年６月　当社取締役（現任） 平成11年12月　日本アイ・ビー・エム株式会社最高顧問（現任）	4,000株
2	もぎ　ゆうざぶろう 茂　木　友三郎 (昭和10年２月13日生)	昭和33年４月　野田醤油株式会社（現　キッコーマン株式会社）入社 昭和54年３月　同社取締役 昭和57年３月　同社常務取締役 昭和60年10月　同社代表取締役常務取締役 平成元年３月　同社代表取締役専務取締役 平成６年３月　同社代表取締役副社長 平成７年２月　同社代表取締役社長 平成13年６月　当社取締役（現任） 平成16年６月　キッコーマン株式会社代表取締役会長CEO（現任）	4,000株

	氏　　名 （生年月日）	略歴および他の会社の代表状況	所有する当社の株式数
3	はなわ　よしかず 塙　　義　一 （昭和９年３月16日生）	昭和32年４月　日産自動車株式会社入社 昭和60年６月　同社取締役 昭和63年１月　同社常務取締役 平成２年６月　同社専務取締役 平成３年６月　同社代表取締役副社長 平成８年６月　同社代表取締役社長 平成11年６月　同社代表取締役会長兼社長、最高経営責任者 平成12年６月　同社代表取締役会長、最高経営責任者 平成13年６月　同社代表取締役会長 平成15年６月　同社相談役名誉会長（現任） 平成15年６月　当社取締役（現任）	4,000株
4	こうの　えいこ 河　野　栄　子 （昭和21年１月１日生）	昭和44年12月　株式会社リクルート入社 昭和59年４月　同社取締役 昭和60年８月　同社常務取締役 昭和61年11月　同社専務取締役 平成６年７月　同社取締役副社長 平成９年６月　同社代表取締役社長 平成15年６月　当社取締役（現任） 平成15年６月　株式会社リクルート代表取締役会長兼ＣＥＯ 平成16年４月　同社取締役会長兼取締役会議長 平成17年６月　同社特別顧問（現任）	－株

	氏　　名 (生年月日)	略歴および他の会社の代表状況	所有する当社の株式数
5	こだま　ゆきはる 児　玉　幸　治 (昭和９年５月９日生)	昭和32年４月　通商産業省（現　経済産業省）入省 昭和60年６月　同大臣官房長 昭和63年６月　同産業政策局長 平成元年６月　通商産業事務次官 平成３年６月　同退官 平成３年６月　財団法人産業研究所顧問 平成４年２月　株式会社日本興業銀行顧問 平成５年６月　商工組合中央金庫理事長 平成13年６月　株式会社商船三井取締役（現任） 平成13年７月　財団法人日本情報処理開発協会会長（現任） 平成17年６月　当社取締役（現任）	ー株
6	すずき　ひろし 鈴　木　　洋 (昭和33年８月31日生)	昭和60年４月　当社入社 平成５年６月　当社取締役 平成９年６月　当社常務取締役 平成11年４月　当社常務取締役エレクトロオプティクスカンパニー　プレジデント 平成11年６月　当社専務取締役 平成12年６月　当社代表取締役社長 平成15年６月　当社取締役、代表執行役最高経営責任者（現任）	722,080株

	氏　名 (生年月日)	略歴および他の会社の代表状況	所有する当社の株式数
7	えま　けんじ 江　間　賢　二 (昭和22年11月８日生)	昭和45年３月　当社入社 平成５年６月　当社取締役企画管理・経理・購買担当 平成９年６月　当社常務取締役戦略企画・財務担当 平成12年６月　当社専務取締役コーポレートファイナンス担当 平成13年６月　当社専務取締役ＣＦＯ 平成15年６月　当社取締役、執行役最高財務責任者（現任） 平成15年７月　HOYA HOLDINGS N.V.社長(現任)	44,800株
8	たんじ　ひろあき 丹　治　宏　彰 (昭和27年７月31日生)	平成４年４月　当社入社 平成９年４月　当社Ｒ＆Ｄセンター先端技術研究所ゼネラル・マネジャー 平成11年７月　HOYA HOLDINGS,INC.上級副社長 平成12年６月　当社取締役 平成13年11月　当社取締役事業開発部門長（現任） 平成15年６月　当社執行役（現任）	5,600株

（注）１．各候補者と当社との間に特別の利害関係はありません。

２．椎名武雄、茂木友三郎、塙　義一、河野栄子および児玉幸治の各氏は、会社法第２条第15号に定める社外取締役の候補者であります。

第３号議案　ストックオプションとして新株予約権を発行する件

会社法第238条および第239条の規定に基づき、以下の要領により当社の従業員ならびに当社子会社の取締役および従業員に対してストックオプションとして新株予約権を発行することにつき、ご承認をお願いするものであります。

（新株予約権発行の要領）

１．株主以外の者に対し特に有利な条件で新株予約権を発行することを必要とする理由

当社の従業員ならびに当社子会社の取締役および従業員の業績向上に対する意欲や士気を高めるとともに、優秀な人材を確保することを目的として、３．の要領に記載のとおり当社の従業員ならびに当社子会社の取締役および従業員に対して特に有利な条件で新株予約権を発行するものであります。

２．新株予約権割当の対象者

当社の従業員ならびに当社子会社の取締役および従業員

３．新株予約権発行の要領

(1)　新株予約権の目的たる株式の種類および数

当社普通株式1,200,000株を上限とする。

なお、当社が株式分割または株式併合を行なう場合、次の算式により目的たる株式の数を調整するものとする。ただし、かかる調整は、新株予約権のうち、当該時点で行使されていない新株予約権の目的となる株式の数について行なわれ、調整の結果生じる１株未満の端数については、これを切り捨てるものとする。

調整後株式数＝調整前株式数×分割・併合の比率

当たりの増加する資本準備金は、新株予約権の行使に際して出資される１株当たりの金額から資本金に計上した額を減じた金額とする。

(9) 新株予約権の譲渡制限

譲渡による新株予約権を取得するには取締役会の承認を要するものとする。

(10) 募集事項の決定の委任等

上記に定めるものの他、新株予約権の募集事項および細目事項については、定時株主総会後に開催される取締役会決議により定める。

以　上

メ　モ

株主総会会場ご案内図

会　　場……東京都文京区関口二丁目10番８号
　　　　　　椿 山 荘　５階　オリオン
　　　　　　電話　03-3943-1111（代表）

交　　通……地 下 鉄　有楽町線「江戸川橋」駅下車　1a出口　徒歩10分
　　　　　　JR・バス　JR山手線「目白」駅前の横断歩道を渡り、左手のバス停「目白駅前」より都バス新宿西口行き、または右手の「川村学園前」より椿山荘行き・新宿西口行きにて「椿山荘前」下車。（所要時間10分）

※当日は会場周辺道路および駐車場の混雑が予想されますので、上記公共交通機関のご利用をおすすめいたします。


至上野
椿山荘
（総会会場）
至成増
池袋
都バスのりば
川村学園
カテドラル教会
護国寺
高速５号線
早稲田ランプ
目白
目白通り
学習院大
神田川
地下鉄有楽町線「江戸川橋」
至東京
総武線／中央線
高速５号線
地下鉄有楽町線
飯田橋
高田馬場
早稲田通り
JR山手線　至新宿　明治通り
大久保通り
外堀通り　至新宿

平成18年6月16日

株主各位

東京都新宿区中落合二丁目7番5号
HOYA株式会社
代表執行役
最高経営責任者　鈴木　洋

第68期定時株主総会決議ご通知

拝啓　ますますご清栄のこととお喜び申しあげます。

さて、本日開催の当社第68期定時株主総会におきまして、下記のとおり報告ならびに決議されましたので、ご通知申しあげます。

なお、後日、平成18年3月期の事業のご報告として、「HOYA REPORT 2006」をお送りいたします。

敬具

記

1．報告事項

(1) 第68期（平成17年4月1日から平成18年3月31日まで）営業報告書、連結貸借対照表および連結損益計算書ならびに会計監査人および監査委員会の連結計算書類監査結果報告の件

(2) 第68期（平成17年4月1日から平成18年3月31日まで）貸借対照表および損益計算書報告の件

(3) 第68期利益処分の内容および理由等報告の件

(4) 定款授権に基づく取締役会決議による自己株式買受け報告の件

上記四件は、それぞれの内容につき報告いたしました。

当期の利益配当金につきましては、5月にお支払い済みのとおり、期末配当金は1株当たり30円とさせていただきました。すでに実施済みの中間配当金1株当たり120円と合わせて、年間配当金は1株当たり150円となります。なお、当社では平成17年11月15日付で平成17年9月30日現在の株主様に対し、当社普通株式1株当たり4株の割合で株式分割を実施しておりますので、中間配当金は株式分割前の発行済株式総数に基づく1株当たり配当金となり、期末配当金は株式分割後の4倍に増加した発行済株式総数に基づく1株当たり配当金となります。

2．決議事項

第1号議案　定款一部変更の件

本件は、原案どおり承認可決されました。主要な変更点は、「会社法」（平成17年法律第86号）および「会社法の施行に伴う関係法律の整備等に関する法律」（平成17年法律第87号。以下「整備法」という）等が、平成18年5月1日に施行されたことに伴い、「会社法」および「整備法」等に基づき、当社現行定款につき、所要の変更を行なったものであります。主要な変更点につきましては、当社ホームページhttp://www.hoya.co.jpに掲載されますのでご参照下さい。

第2号議案　取締役8名選任の件

本件は、原案どおり承認可決され、椎名武雄、茂木友三郎、塙義一、河野栄子、児玉幸治、鈴木洋、江間賢二および丹治宏彰の各氏が選任され、就任いたしました。

第3号議案　ストックオプションとして新株予約権を発行する件

本件は、原案どおり承認可決され、当社の従業員ならびに当社子会社の取締役および従業員に対してストックオプションとして新株予約権を3,000個を上限として無償にて発行できることとなりました。

以上

取締役一覧（平成18年6月16日現在）

氏名	担当または主な職業
椎名　武雄	日本アイ・ビー・エム株式会社　最高顧問
茂木　友三郎	キッコーマン株式会社　代表取締役会長ＣＥＯ
塙　義一	日産自動車株式会社　相談役名誉会長
河野　栄子	株式会社リクルート　特別顧問
児玉　幸治	財団法人日本情報処理開発協会　会長
鈴木　洋	代表執行役　最高経営責任者（ＣＥＯ）
江間　賢二	執行役　最高財務責任者（ＣＦＯ）
丹治　宏彰	執行役　最高技術責任者（ＣＴＯ）兼事業開発部門長

(注) 1. 取締役椎名武雄、茂木友三郎、塙義一、河野栄子および児玉幸治の各氏は、会社法第2条第15号に定める社外取締役であります。

2. 本総会終了後に開催された取締役会におきまして、上記のとおり、取締役鈴木洋氏が代表執行役に、取締役江間賢二および丹治宏彰の両氏が執行役にそれぞれ選任され、就任いたしました。

郵便はがき

新東京局
料金後納
郵便

HOYA株式会社

株主名簿管理人
三菱UFJ信託銀行株式会社　証券代行部
〒137-8081　東京都江東区東砂七丁目10番11号
お問合せ先　0120-232-711(通話料無料)
各種手続用紙のご請求　0120-244-479(通話料無料)

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